Exhibit (e)

 Group management report

Basic information on KfW Group

Overview

KfW Group consists of KfW and six consolidated subsidiaries. As the promotional bank of the Federal Republic of Germany – which owns 80% of KfW while the German Federal States own 20% – KfW is one of the world’s leading promotional banks. The institutional framework for the promotional mandate including the Federal Republic of Germany’s liability for KfW’s obligations is defined in the KfW Law.

KfW supports sustainable improvement of economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. In its promotional activities, KfW focuses on societal megatrends. A variety of different financing products and services address in particular the areas small and medium-sized enterprises (SMEs), start-ups, environmental protection, the housing sector, infrastructure, education, project and export finance, and development cooperation. The domestic promotional lending business with enterprises and private individuals is characterised by the proven and successful strategy of on-lending, in which KfW extends loans to commercial banks, which, in turn, lend the funds to the ultimate borrowers at favourable rates. This strategy eliminates any need for KfW to have its own network of branch offices. Business activities are funded almost fully in the international capital markets; KfW is globally one of the most active and largest bond issuers. In addition to KfW, the group’s main operating subsidiaries are (i) KfW IPEX-Bank, which provides project and export financing, and (ii) DEG, which is active in promoting the private sector in developing and emerging market countries.

In accordance with the business sector structure for KfW Group, the sectors and their main products and services can be presented as follows:

– Financing of corporate and industrial pollution control investments
Mittelstandsbank (SME Bank)	– Equity financing
– Advisory services

Kommunal– und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	– Financing for housing construction and modernisation
– Education finance
– Infrastructure and social finance
– Global funding of the promotional institutions of the German Federal States
(Landesförderinstitute)
– Individual financing banks
– Transactions on behalf of the Federal Government

Export and project finance	– Financing for German and European export activities
– Financing for projects and investments in German and European interests

Promotion of developing and transition countries	– Promotion of developing and transition countries on behalf of the Federal
Government (budget funds) with complementary market funds raised by KfW
– Financing provided by DEG – Deutsche Investitions- und
Entwicklungsgesellschaft mbH (private enterprise financing)

Capital markets	– Securities and money market investments
– Holding arrangements of the Federal Republic of Germany
– Transactions mandated by the Federal Government, loan granted to Greece
– Funding

Head office	– Central interest rate and currency management
– Strategic equity investments

KfW Financial Information 2015 Group management report

Composition of KfW Group – Total assets (before consolidation)

	31 Dec. 2015	31 Dec. 2014
	EUR in millions	EUR in millions

KfW, Frankfurt am Main	502,348	488,760
Subsidiaries
KfW IPEX-Bank GmbH, Frankfurt am Main (KfW IPEX-Bank)	29,547	27,348
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, (DEG)	6,244	5,647
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main	2,378	2,376
KfW Beteiligungsholding GmbH, Bonn	414	398
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, (tbg)	207	208
Interkonnektor GmbH, Frankfurt am Main	50	–
Investments accounted for using the equity method
Microfinance Enhancement Facility S. A., Luxembourg, (19.8%)	613	444
Green for Growth Fund, Southeast Europe S. A., Luxembourg (18.3%)	332	253
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG, Munich, (47.5%)	149	73
DC Nordseekabel GmbH & Co. KG, Bayreuth, (50.0%)	127	–

The development of the group’s operating result is largely dependent on KfW.

Strategic objectives

KfW Group has a set of strategic objectives in place that define KfW’s targeted medium-term positioning. This framework encompasses selected top-level objectives at the overall bank level and serves as a central, binding reference for the strategic orientation of all business sectors, with a five-year horizon.

The primary objective of KfW is promotion – the heart of KfW’s business activities – abiding by the principles of subsidiarity and sustainability. KfW addresses the primary objective of promotion largely by focusing its promotional activities on the socially and economically important megatrends of “climate change and the environment”, “globalisation and technical progress”, and “demographic change”.

In relation to the “climate change and the environment” megatrend, KfW finances measures to support renewable energy, improve energy efficiency, safeguard biodiversity and prevent and/or reduce environmental pollution. To address the special importance of this megatrend, KfW has set an environmental commitment ratio of around 35% of total new commitment volume. As part of the “globalisation and technical progress”

megatrend, KfW contributes to strengthening the international competitiveness of German companies by granting loans in the following areas, among others: research and innovation, projects to secure Germany’s supply of raw materials, and infrastructure and transport. With respect to the “demographic change” megatrend, KfW’s objective is to address the consequences that result from a declining and aging population, including the following focus areas: age-appropriate infrastructure, vocational and further training, family policy and childcare as well as corporate succession. KfW also focuses on “non-trend-based promotional issues” that play an important role for KfW but that are not related to any of the three megatrends, such as combating poverty in developing countries.

In addition to focusing on the issues described above, the primary objective in the bank’s strategic framework also extends to covering KfW’s most important customer groups and regions as well as to ensuring promotional quality. For KfW, this means a commitment to maintain the high level of quality of its promotional products that it has achieved in recent years and sufficient coverage of KfW’s key regions and customer groups. KfW

KfW Financial Information 2015 Group management report

aims to have around 45% of new domestic commitment volume utilised for the SMEs target group because of its special importance.

The stated priorities set for the primary objective are complemented by a set of secondary objectives or strict ancillary conditions that reflect profitability and efficiency, as well as risk-bearing capacity aspects. KfW acts in accordance with the principle of subsidiarity, and plans real zero growth as measured by the group’s total commitment volume. Moreover, KfW’s success depends upon continuing to pursue the path of professionalism in the modernisation process upon which it has embarked.

Internal management system

KfW has a closely interlinked strategy and planning process. The results of the planning process are summarised in the business strategy adopted by the Executive Board as well as the risk strategy derived therefrom. The business strategy comprises the group’s strategic objectives for its main business activities as well as the contribution of the different business sectors to the strategic target system and measures for achieving each target. It also combines the operating budget at group and business sector levels. The Executive Board sets KfW Group’s risk policies in its risk strategy, which comprises the group’s strategic risk objectives and derived risk tolerance levels with a one-year horizon. KfW’s Executive Board draws up the operating budget as well as the business and risk strategies. The budget is then presented to the supervisory body (Board of Supervisory Directors) for approval, along with the business and risk strategies for discussion (at the last Board of Supervisory Directors meeting each year).

Conceived as a group-wide strategy process, group business sector planning is KfW Group’s central planning and management tool. Group business sector planning consists of two consecutive sub-processes that all KfW business sectors and subsidiaries perform every year: strategic planning and operational planning.

The group-wide strategic objectives set by the Executive Board form the basis for the strategic planning stage. Strategic medium-term courses of action are developed by the business sectors within this strategic activities framework. Assumptions are made with respect to the future development of determining factors on the basis of assessments of risks and opportunities. This analysis takes into account both external factors (including market development, regulatory requirements, the competitive situation and customer behaviour) and internal factors and resources (including human and physical resources, use of subsidy funds and primary cost planning) and targeted earnings levels. The central areas (e.g. information technology, human resources, and central services) also play important roles in achieving the strategic objectives. By involving the central areas in the planning phase, the consistency of their strategic considerations is aligned with the larger strategic objectives. Cost planning and Full-Time Equivalent (staff) planning are conducted in parallel to business sector strategic planning for all areas, applying a top-down approach. The underlying assumptions are reviewed annually via a rolling planning process. The Executive Board defines business sector objectives, including cost targets, for all sectors in the form of guidelines on the basis of a group-level assessment of these strategic considerations for the entire planning period.

The business sectors plan their new business, risks and earnings, and all areas of the bank plan their budgets based on these guidelines, taking into account any changes in external or internal factors. These plans are checked for consistency with the group’s and the business sectors’ strategic planning and for any risk implications. The Executive Board either approves the resultant operating budget or instructs the business sectors to fine-tune their plans in an adjustment round. Any changes to the business strategy are subject to consultation with the Risk Management department in order to ensure consistency of business and risk strategy. The operational planning process ends when management has adopted the final budget for the next financial year.

Adoption of the group business sector plans establishes the group’s qualitative and quantitative objectives. The Executive Board reviews achievement of the objectives both on a regular and an ad hoc basis during the current financial year. The assumptions concerning external and internal factors made when determining the business strategy are also subject to regular checks. The development of relevant control variables, their attainment, and the cause of any failure in this respect are analysed on an ongoing basis as part of strategic controlling. Ad hoc issues of strategic relevance are also addressed in consultation with group areas. Recommendations for action concerning potential strategy adjustments or an optimised use of resources are made to the Executive Board by means of the strategic performance report. The results of the analysis are included in further strategy discussions and strategic planning processes. The achievement of objectives is regularly monitored by the Board of Supervisory Directors based on reports submitted to it according to the KfW Bylaws. The commentary in these reports outlines analyses of causes and any potential plans for action.

Comprehensive and detailed reports are prepared on a monthly/quarterly basis as part of operational controlling. These detailed analyses comprise earnings, cost and Full-Time Equivalent (staff) developments and are reported to specific departments. Additionally, complete analyses and extrapolations of significant relevance to the overall group performance are also presented directly to the Executive Board.

KfW Financial Information 2015 Group management report

Economic report

General economic environment

The global economy lost momentum in 2015, although the picture was mixed across the different economic areas. The economy in the industrialised nations generally stabilised, driven by the United States, the euro area and Japan. This was facilitated by the positive development of both, the labour market and private consumption, low energy prices and the continuing favourable interest rate environment in those economies. Development was less positive in other industrialised nations in 2015. Various geopolitical risks and the uncertainty regarding an increase in interest rates by the US Federal Reserve put pressure on these economies in 2015. The uncertainty put also pressure on the economies in developing and emerging market countries, which recorded slower growth for the fifth consecutive year. Many large emerging markets, in particular, faced strong headwinds; some even entered recession. In China, growth remained above average, but the economic slowdown continued, albeit without being headed for a hard landing. The weak growth of many emerging markets was due to the rapid decline in commodities prices, the restructuring of the Chinese economy and high capital outflows from China in a short space of time. Adjustments to these factors have led to growth slumps. Structural problems are becoming more acute again in this environment and need to be overcome somehow to unleash long-term growth potential.

Economic recovery gained some momentum in the member states of the European Economic and Monetary Union (EMU). Overall, the economic output in EMU member states increased by 1.5% year on year in 2015. Growth momentum therefore picked up slightly more than KfW had expected a year ago. Geopolitical conflicts were less problematic for the economy than had been anticipated, and financing conditions for business and private households improved considerably in the course of the year. Private consumption was the largest contributor to growth, buoyed by the drop in energy prices and gradual improvements in the labour markets. Exports were also instrumental to growth, due to favourable exchange rates, despite the weak global economic environment. However, foreign trade was neutral overall due to higher demand for imports.

Germany’s underlying economic performance in 2015 was almost as strong as that of the previous year. However, the extra working days – a positive calendar effect of around a quarter percentage point – resulted in real growth of 1.7%, slightly exceeding that of 2014 (+1.6%), according to the second monthly estimate (February 2016) of the Federal Statistical Office. Domestic demand remained strong. Consumption was by far the key driver, having profited from the continuous increase in employment and a notable increase in real wages. Private investments in housing construction continued its climb that began in

2010 (broken only by a slight decline in 2013), albeit at a slightly slower pace. Private investments in equipment were in positive territory, as in 2014, while investments in commercial buildings decreased noticeably overall in 2015. Corporate investments mainly exhibited strong growth at the beginning of 2015 but came to a temporary halt later in the year, likely because fears of recession in key emerging markets unsettled German exporters, causing them to delay their investment decisions. Net exports (exports minus imports) only had a mildly positive effect on economic growth, despite solid export growth, as the increase in imports was higher than that of exports due to high domestic demand. A year ago KfW’s projection for the trend in the expenditure components of gross domestic product (GDP) was reasonably accurate; however, economic growth was significantly above KfW’s cautious forecast of around 1% and also above the forecast consensus at the time of 1.3%. The main reason for this was the unexpectedly large boost to growth in the winter half-year 2014/15, which pushed the annual average for 2015 upwards.

The focus in the financial markets in 2015 was primarily on the diverging monetary policies of the world’s major central banks. Whereas the Bank of Japan maintained its expansionary stance and the European Central Bank (ECB) shifted into an even more accommodative gear, interest rates in the United States were raised slightly for the first time since 2006. Growing concerns among market participants were fuelled not only by shifting assessments of monetary policy, but also in the early summer by developments in Greece and later in the year by muted growth in emerging markets, particularly China, and the recent drop in crude oil prices. This led to temporary but considerable market turbulence in the late summer. The riskier asset classes suffered most from these market developments, whereas safe investments enjoyed consistently high demand. The year 2015 saw an unprecedented development with nominal yields sliding into negative terrain in tenors up to medium-term maturities on some bond markets, including in Germany.

Given the persisting moderate macroeconomic growth rate and unusually low rate of inflation, the ECB took further expansionary monetary policy measures in 2015. An extended bond-buying programme was decided at the ECB’s January meeting, with a total monthly volume of EUR 60 billion. The programme also included government and quasi-government bonds for the first time. In December 2015, it was announced that the programme would be extended until at least March 2017 and that the deposit rate would be further reduced to –0.30%. This environment caused money market rates to fall further in the euro area, all of them landing in negative territory by the end of the year.

KfW Financial Information 2015 Group management report

Yields in the longer maturity segments saw greater volatility during the year. In reaction to the ECB’s bond-buying programme decided on in January and begun in March 2015, the yields on ten-year German government bonds fell to a new all-time low of 0.05% in April 2015. After a temporary jump to over 1% in the second quarter, the yields dropped again significantly in the second half of the year. This was partly due to the additional expansionary measures the ECB had discussed. Yields on ten-year German government bonds in 2015 were down an average of approximately 70 basis points in comparison with the previous year. Money market rates in the United States rose significantly during the year, due not least to heightened expectations by year-end of a US rate hike, which were confirmed in December by the

US Federal Reserve’s first interest rate increase in nine years. Yields on ten-year US government bonds trended slightly upwards with heightened volatility during the year. However, their annual average for 2015 was around 40 basis points lower than a year before. In both the United States and the euro area, the yield curve in 2015 flattened on average compared to 2014.

The differing monetary policies of the US Federal Reserve and the ECB had a major impact on the EUR/USD exchange rate. The euro depreciated considerably against the US dollar to its low for the year of USD 1.05 per EUR 1.00 while the annual average exchange rate in 2015 was around 1.11. This was equivalent to depreciation of almost 17% compared to the 2014 average.

Development of KfW Group

All in all, 2015 was a very successful financial year for KfW. Overall, the plans and strategic objectives for the positioning targeted in the medium term were achieved, and in some cases far exceeded. With an increased promotional business volume of EUR 79.3 billion (2014: EUR 74.1 billion), it was also a very successful year in promotional terms. KfW made a key contribution to modernisation and social cohesion in Germany with its promotional products, which included national and international promotional activities for refugee aid. Promotional activities focused on the socially and economically significant megatrends of “climate change and the environment”, “globalisation and technical progress” and “demographic change”. The measures introduced for the comprehensive modernisation of KfW were continued successfully.

KfW’s earnings position developed far better than expected in 2015, exceeding the figure reported in 2014, primarily due to the positive valuation result. The valuation result benefited from various positive non-recurring effects, the cumulative impact of which cannot be expected to occur again. At EUR 2.1 billion (2014: EUR 2.0 billion), the Operating result before valuation (before promotional activity) was above both the prior-year figure and forecasts, primarily due to higher interest margins in Export and project finance and favourable funding opportunities for KfW. The cost-income ratio (before promotional activity) increased only slightly to 35.2% (2014: 34.4%) despite increasing administrative costs, which were attributable, in particular, to modernisation efforts and measures addressing regulatory requirements, such as KfW’s mandatory application, by analogy, of the German Banking Act (Gesetz über das Kreditwesen – “KWG”). The net valuation result was positive and thus better than expected. This was due in part to the rather moderate net charges from risk provisions for lending business helped by the good economic situation and in part to the net gains from hedge accounting and other financial instruments at fair value through profit or loss. At EUR 2.2 billion (2014: EUR 1.5 billion), the consolidated profit exceeded the projected level. Consolidated profit adjusted for IFRS effects from hedging was EUR 1.9 billion (2014: EUR 1.5 billion). With this result, KfW is improving its capital base in order to safeguard its promotional capacity in the long term and to ensure it can meet regulatory requirements, which have increased as a result of the mandatory application of the

KWG from 1 January 2016. In its current consolidated income projections for 2016, KfW expects Consolidated profit before IFRS effects from hedging of slightly under EUR 1 billion, which is at the lower end of the range of strategic projections.

Consolidated total assets rose by EUR 13.9 billion to EUR 503.0 billion in 2015. This increase was largely a result of the development of the US dollar exchange rate, which was reflected in the rise of liquidity held (+ EUR 7.9 billion) due to the increase in cash collateral received in the derivatives business and due to an increase of EUR 3.8 billion in net loan receivables to EUR 369.2 billion. Unscheduled repayments increased again slightly in comparison with the previous year. KfW’s promotional business is primarily funded in the international capital markets. The volume of own issues reported under Certificated liabilities amounted to EUR 415.2 billion (year-end 2014: EUR 404.0 billion). The EUR 3.6 billion increase in equity to EUR 25.2 billion was due in part to consolidated comprehensive income and also in part to a conversion of subordinated liabilities in the amount of EUR 1.25 billion to equity by inclusion in KfW’s capital reserves.

KfW Group’s business in 2015 was largely characterised by the following developments:

A. High demand for KfW products

With a promotional business volume of EUR 79.3 billion in 2015 (2014: EUR 74.1 billion), the group exceeded its projected new business volume of EUR 69.5 billion.

KfW’s domestic promotional business reached a commitment volume of EUR 50.5 billion, an increase compared to the previous year (EUR 47.6 billion). This increase was partly due to the rise in demand for commercial financing and partly due to the high demand for housing construction loans. KfW’s interest-free special loan facility for refugee accommodation of EUR 1.0 billion was an additional growth driver. The SME share of financing declined slightly to 41% from 44% in 2014, as a result of the high commitment volume in the Kommunal- und Privatkundenbank/Kreditinstitute business sector. Foreign business recorded strong growth and reached a total of EUR 27.9 billion (2014: EUR 25.5 billion). This was primarily due to increased demand in the Export and project finance business sector of

KfW Financial Information 2015 Group management report

EUR 20.2 billion (2014: EUR 16.6 billion), which was in excess of expectations, and which was the result of, among other things, large-volume individual transactions in the Maritime industries sector department. Promotion in the business sector Capital markets developed steadily with a commitment volume of EUR 1.1 billion, and investments totalling EUR 0.3 billion in KfW’s new green bond portfolio.

A percentage of 37% across all business sectors was attributable to the megatrend “climate change and the environment” (2014: 36%), and was slightly above the strategic projection. KfW raised EUR 62.6 billion in the international capital markets to fund its business activities (2014: EUR 57.4 billion).

Promotional business volume of KfW Group

	2015	2014
	EUR in billions	EUR in billions

Domestic business	50.5	47.6
Mittelstandsbank (SME Bank)	20.4	19.9
Kommunal– und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	30.1	27.7
Capital markets	1.1	1.2
International business	27.9	25.5
Export and project finance	20.2	16.6
Promotion of developing and transition countries	7.7	8.8
Volume of new commitments1)	79.3	74.1

1) Adjusted for export and project financing refinanced through KfW programme loans.

B. Strong operating result

At EUR 2,066 million (2014: EUR 2,023 million), the Operating result before valuation (before promotional activity) was slightly above both the prior-year figure and expectations. This was primarily the result of the positive development – despite the low interest environment – in Net interest income (before promotional activity), which benefitted from the increasing margin income in foreign lending business, the US dollar exchange rate development and KfW’s continued favourable funding opportunities.

The slight decline in Net commission income (before promotional activity) to EUR 286 million (2014: EUR 313 million) was largely due to the absence of the non-recurring effects that occurred in 2014 in connection with the renegotiation of collateral agreements.

Administrative expense (before promotional activity) increased to EUR 1,125 million (2014: EUR 1,059 million); however, this increase was below expectations. The decisive factors here were extensive investments in modernising KfW and, in particular, measures connected to KfW’s application of the KWG.

C. Positive valuation result due to positive non-recurring effects

Charges arising from risk provisions for lending business totalled a very moderate EUR 48 million in 2015. This was below the projected standard risk costs and also beneath the level of the previous year (EUR 143 million). In addition to the favourable economic environment, this positive development was also due to factors such as high income from recoveries of loans written off (EUR 281 million), which resulted primarily from exposures in the Export and project finance business sector.

Moreover due to purely IFRS-induced effects from the valuation of derivatives used for hedging purposes the earnings position was overstated by EUR 271 million (2014: EUR 47 million). KfW also generated one-time earnings in an amount of EUR 119 million from the disposal of individual combinations of hedged items and hedging instruments.

A contribution to earnings of EUR 147 million (2014:

EUR 122 million) from the equity investment portfolio largely resulted from the Promotion of developing and transition countries business sector. Performance in the DEG portfolio was enhanced by exchange rate effects including those related to the US dollar.

The securities portfolio generated a lower contribution to earnings in 2015 of EUR 18 million (2014: EUR 57 million), which reflects the subdued development overall in the financial markets.

Other operating income from the waiver of the repayment of part of the ERP subordinated loan amounted to EUR 100 million.

D. Promotional activity lower than expected

KfW’s domestic promotional activity, which has a negative impact on KfW Group’s earnings position, decreased to EUR 345 million in 2015 (2014: EUR 364 million), which was below expectations. This was a result of declining interest rate reductions of EUR 304 million (2014: EUR 345 million), particularly due to the lower demand for subsidised promotional loans and the decreased scope for reductions in the low interest rate environment.

The following key figures provide an overview of developments in 2015 and are explained in more detail below:

KfW Financial Information 2015 Group management report

Key financial figures of KfW Group

	2015	2014
Key figures of the income statement	EUR in millions	EUR in millions

Operating result before valuation (before promotional activity)	2,066	2,023
Operating result after valuation (before promotional activity)	2,539	1,953
Promotional activity (expense)	345	364
Consolidated profit	2,171	1,514
Cost-income ratio (before promotional activity)1)	35.2%	34.4%

	2015	2014
Key economic figures	EUR in millions	EUR in millions

Consolidated profit before IFRS effects from hedging	1,900	1,467

	31 Dec. 2015	31 Dec. 2014
Key figures of the statement of financial position	EUR in billions	EUR in billions

Total assets	503.0	489.1
Volume of lending	447.0	440.3
Volume of business	587.2	572.5
Equity	25.2	21.6
Equity ratio	5.0%	4.4%

1)	Administrative expense (before promotional activity) in relation to adjusted income. Adjusted income is calculated from Net interest income and Net commission income (in each case before promotional activity).

Development of earnings position

The earnings position in 2015 was characterised by an increase in the operating result combined with an improvement in the valuation result due to various non-recurring effects. This resulted in a high consolidated profit of EUR 2.2 billion, exceeding both the previous year’s result and forecasts.

Earnings position

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Net interest income (before promotional activity)	2,904	2,768	136
Net commission income (before promotional activity)	286	313	–27
Administrative expense (before promotional activity)	1,125	1,059	66
Operating result before valuation (before promotional activity)	2,066	2,023	43
Risk provisions for lending business	–48	–143	95
Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss	478	69	409
Net gains/losses from securities and investments and from investments accounted for using the equity method	43	4	38
Operating result after valuation (before promotional activity)	2,539	1,953	586
Net other operating income	107	20	87
Profit/loss from operating activities (before promotional activity)	2,647	1,973	673
Promotional activity (expense)	345	364	–19
Taxes on income	130	95	35
Consolidated profit	2,171	1,514	657
Consolidated profit before IFRS effects from hedging	1,900	1,467	433

KfW Financial Information 2015 Group management report

At EUR 2,066 million (2014: EUR 2,023 million), the Operating result before valuation (before promotional activity) was slightly above both the prior-year figure and expectations.

Despite the low interest rate environment and the resulting reduced potential for profit from maturity transformation, Net interest income (before promotional activity) increased to EUR 2,904 million in comparison with the previous year (2014: EUR 2,768 million), primarily due to the improved interest margin in the lending business, and remains the most important source of income.

The interest rate margin benefitted primarily from the positive development in commitments in the business sector Export and project finance and also from developments in the US dollar exchange rate in the financial year. In addition, KfW’s good funding opportunities in the capital and money markets, also due to its top-notch credit rating, boosted Net interest income. Income from early repayment penalties as a result of unscheduled repayments in 2015, which will lead to corresponding reduced income in the future, was up compared to the previous year.

Net commission income (before promotional activity) was EUR 286 million, which is slightly lower than the 2014 figure of EUR 313 million. Non-recurring compensation paid by derivatives partners following the renegotiation of collateral agreements totalled EUR 57 million in the previous financial year and was responsible for this decline. At EUR 87 million, higher loan processing fees developed in the opposite direction (2014: EUR 82 million). Income generated from managing financial cooperation loans on behalf of the German Federal Government in the business sector Promotion of developing and transition countries also increased to EUR 181 million (2014: EUR 156 million), due to additional income from a new remuneration agreement. This item was offset by a corresponding increase in KfW’s Administrative expense, in part due to branch offices in partner countries.

The increase in Administrative expense (before promotional activity) to EUR 1,125 million (2014: EUR 1,059 million) is lower than originally expected, largely as a result of the successful implementation of individual efficiency projects as part of cost management. The main drivers of expenses remain the measures connected with mandatory application of the KWG and the extensive investments in modernising KfW.

Personnel expenses increased by EUR 45 million to EUR 630 million (2014: EUR 585 million). In addition to the higher number of employees, this was due in particular to negotiated pay increases. Non-personnel expenses (before promotional activity) amounted to EUR 494 million (2014: EUR 474 million). The increase of EUR 20 million was due to a number of factors including higher office operating costs and the use of consultancy and support services. These services related in particular to the necessary fulfilment of regulatory requirements and the comprehensive modernisation of KfW’s information technology (IT) architecture, which will continue to be intensively pursued in the next few years. This extensive project portfolio is also expected to lead to a rise in Administrative expense in the future.

The cost-income ratio before promotional activity increased slightly to 35.2% (2014: 34.4%). This was primarily due to expected increased expenditures associated with KfW’s mandatory application of the KWG and the further modernisation of KfW.

KfW Group’s Risk provisions for lending business resulted in moderate charges of EUR 48 million (2014: EUR 143 million) in a good economic environment, which was significantly below the projected standard risk costs. The expenses resulting from Risk provisions for lending business largely related to the business sector Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) and the business sector Promotion of developing and transition countries.

At EUR 343 million, net additions to the provision for imminent credit risks including direct write-offs were higher than in 2014 (EUR 221 million). This increase was particularly concentrated on the business sector Export and project finance with additions of EUR 158 million (2014: EUR 34 million), of which EUR 65 million (2014: EUR 4 million) was attributable to the maritime industries sector. There were also net additions in the business sector Promotion of developing and transition countries (EUR 77 million) and domestic promotional business (EUR 108 million). In contrast, the group generated high income of EUR 281 million (2014: EUR 77 million) from recoveries of amounts previously written off. Thereof EUR 168 million was attributable to the business sector Export and project finance (2014: EUR 37 million), primarily in connection with the successful restructuring of older receivables. Risk provisions decreased during financial year 2015 from EUR 1.4 billion to EUR 1.2 billion, due to a high level of utilisation (EUR 0.5 billion), which was largely connected with the sale of exposures. Roughly half of this decrease related to the business sector Export and project finance.

In 2015, there was almost no change in the risk provisions for loan portfolio risks that were not yet allocable. As of year-end 2015, risk provisions remained at EUR 0.6 billion.

Risk provisions for lending business cover all imminent and latent risks, reflecting the consistent implementation of KfW Group’s conservative risk policy.

Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss stood at EUR 478 million (2014: EUR 69 million) and in 2015 were primarily driven by positive effects from the equity investment portfolio, one-time earnings from the disposal of individual combinations of hedged items and hedging instruments and high positive purely IFRS-related effects from the valuation of derivatives used for hedging purposes.

The equity investment portfolio measured at fair value through profit or loss was primarily influenced by the positive performance of investments and exchange rate-induced increase in value, largely due to the appreciation of the US dollar. This portfolio generated income of EUR 145 million (2014: EUR 175 million). This contribution is primarily attributable to the business activities of DEG in promoting developing and transition countries.

KfW Financial Information 2015 Group management report

The result from foreign currency translation had a negative effect with a charge of EUR 54 million (2014: EUR 57 million) resulting from exchange rate changes, particularly in the US dollar, combined with the corresponding foreign currency items in the consolidated statement of financial position. These were largely due to differences from the group companies’ financial statements prepared in accordance with German commercial law as regards recognition and measurement of financial instruments not used for hedging.

Hedge accounting and borrowings recognised at fair value, including derivatives used for hedging purposes, resulted in net earnings of EUR 271 million (2014: EUR 47 million). The mark-to-market derivatives are part of economically hedged positions. However, situations where the other part of the hedging relationship cannot be carried at fair value or has to be measured with a different method inevitably result in temporary fluctuations in income that fully reverse over the term of the transaction. KfW also generated one-time earnings in the amount of EUR 119 million from the disposal of individual combinations of hedged items and hedging instruments.

Net gains from securities and investments accounted for using the equity method of EUR 43 million (2014: EUR 4 million) largely resulted from positive developments in the securities and equity investment portfolio.

Securities not carried at fair value through profit or loss contributed positive earnings of EUR 22 million (2014: EUR 53 million). Among other things, individual structured securities performed well.

The general development of financial markets led to a decrease in the value of securities not recognised through profit or loss of EUR 37 million (2014: increase of EUR 55 million), which were reported in equity under Revaluation reserves. This affected well-collateralised European covered bonds in particular. The Revaluation reserves remained slightly positive overall.

Moreover, the net positive difference between the carrying amount and the fair value for those securities and investments not carried at fair value declined by EUR 26 million to EUR 20 million as of 31 December 2015 (2014: increase of EUR 53 million). This development was primarily due to price losses for well-collateralised covered bonds and securities in the asset-backed securities (ABS) portfolio. Overall, the total volume increased and amounted to EUR 10.5 billion as of 31 December 2015 (year-end 2014: EUR 9.2 billion).

The group generated a result of EUR 18 million (2014: EUR 7 million) from investments accounted for using the equity method, which was primarily attributable to the entity AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG.

Net other operating income of EUR 107 million (2014: EUR 20 million) primarily comprises income from the waiver of the repayment of part of the ERP subordinated loan in the amount of EUR 100 million. This was offset by an expense of

EUR 23 million from a donation to the KfW Stiftung. The foundation KfW Stiftung largely performs operating but also promotional activities and addresses the major social challenges of our time: globalisation, environmental and climate protection and demographic change.

KfW’s domestic promotional activity, which has a negative impact on KfW Group’s earnings position, amounted to EUR 345 million in 2015 (2014: EUR 364 million), below the prior-year level and expectations.

The key component of KfW’s promotional activity is interest rate reductions. KfW grants these reductions for certain domestic promotional loans during the first fixed interest rate period in addition to passing on KfW’s favourable refinancing conditions. The volume of interest rate reductions provided fell to EUR 304 million in 2015 (2014: EUR 345 million). This was primarily due to a demand-induced decline in the volume of interest rate-reduced promotional loans. The generally low interest rates also reduced the potential to stimulate the promotional business with additional reductions.

Moreover, promotional activity, as reported in Net commission income and Administrative expense, was provided in an amount of EUR 41 million (2014: EUR 19 million). This activity was targeted among other things at improving sales opportunities for KfW’s promotional products. Promotional activity was expanded in the form of consultancy grants.

After income taxes, a Consolidated profit of EUR 2,171 million was recorded, which significantly exceeded that of the previous year (EUR 1,514 million) as well as expectations. Given the stable operating result for 2015, this development was largely due to various positive non-recurring effects in the valuation result, the cumulative impact of which cannot be expected to reoccur.

Consolidated profit before IFRS effects from hedging is another key financial figure based on Consolidated profit in accordance with IFRS. Derivative financial instruments are entered into for hedging purposes. Under IFRS, the requirements for the recognition and valuation of derivatives and hedges nevertheless give rise to temporary net gains or losses. In KfW’s opinion, such net gains or losses do not sufficiently reflect economically effective hedges.

As a result, the following reconciliations were performed by eliminating temporary contributions to income in the amount of EUR –271 million (2014: EUR –47 million) as follows:

–	Valuation results from micro and macro hedge accounting. All hedging relationships are economically effective and do not give rise to any net gain or loss over the entire life of the hedge.
–	Net gains or losses from the use of the fair value option to avoid an accounting mismatch in the case of funding include related hedging derivatives. Accumulated over the entire life of the hedge, the economically effective hedges do not give rise to any net gain or loss.

KfW Financial Information 2015 Group management report

–	Net gains or losses from the fair value accounting of hedges with high economic effectiveness but not qualifying for hedge accounting. These hedges do not give rise to any net gain or loss over the entire period to maturity.
–	Net gains or losses from foreign currency translation of foreign currency positions, in accordance with recognition and valuation requirements for derivatives and hedging relationships.

In 2015, the reconciled earnings position amounted to a profit of EUR 1,900 million (2014: EUR 1,467 million). KfW Group achieved a good result in financial year 2015 that exceeded its sustainable earnings potential.

Development of net assets

Lending to banks and customers has remained KfW Group’s core business. As of 31 December 2015, a total of 73% of KfW Group’s assets was attributable to its lending business.

Assets

31 Dec. 2015 (31 Dec. 2014)

The lending volume was EUR 6.6 billion above the prior-year level and amounted to EUR 447.0 billion.

Volume of lending

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Loans and advances	370,920	367,189	3,731
Risk provisions for lending business	–1,743	–1,857	114
Net loans and advances	369,177	365,332	3,845
Contingent liabilities from financial guarantees	3,260	3,501	–241
Irrevocable loan commitments	61,091	57,049	4,042
Loans and advances held in trust	13,434	14,448	–1,014
Total	446,962	440,329	6,633

KfW Financial Information 2015 Group management report

Loans and advances increased by EUR 3.7 billion from EUR 367.2 billion in 2014 to EUR 370.9 billion in 2015, mainly due to exchange rate effects from the appreciation of the US dollar. Disbursements in new lending business continued to be offset by high unscheduled repayments of EUR 18.0 billion, primarily in the domestic promotional lending business. At EUR 369.2 billion, Net loans and advances again represented 83% of lending volume.

Contingent liabilities from financial guarantees of EUR 3.3 billion remained at the prior-year level. Irrevocable loan commitments rose by EUR 4.0 billion to EUR 61.1 billion in 2015, largely due to new commitments in international financing. Within assets held in trust, the volume of Loans and advances held in trust, which primarily comprised loans to promote developing countries financed by budget funds provided by the Federal Republic of Germany, decreased by EUR 1.0 billion to EUR 13.4 billion.

At EUR 40.8 billion, Other loans and advances to banks and customers were above the previous year’s amount of EUR 32.6 billion. This item in particular includes short-term secured and unsecured investments held for general liquidity management purposes and in connection with collateral management in the derivatives business.

At EUR 31.6 billion, the total amount of Securities and investments was at the previous year’s level.

Securities and investments

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Bonds and other fixed-income securities	29,238	28,600	639
Equity investments	2,388	2,114	274
Shares in non-consolidated subsidiaries	8	8	0
Total	31,634	30,722	913

The securities portfolio, which increased in comparison with the previous year, constituted a significant item in Securities and investments. This increase in the portfolio was almost completely due to the increase of EUR 0.6 billion to EUR 28.1 billion in bonds and other fixed-income securities, while the volume of money market securities remained unchanged at EUR 1.1 billion.

The fair values of derivatives with positive fair values, which were primarily used to hedge refinancing transactions, increased by EUR 5.2 billion, from EUR 38.5 billion to EUR 43.7 billion, due to changes in market parameters including exchange rates.

Netting agreements reached with counterparties, which also included derivatives with negative fair values, and collateral agreements (largely cash collateral received) reduced counterparty risk substantially. Value adjustments from macro hedging related to the underlying asset portfolios decreased significantly by EUR 4.0 billion, from EUR 18.5 billion to EUR 14.4 billion, due to developments in market parameters.

There were only minor changes in the other asset line items in the statement of financial position.

KfW Financial Information 2015 Group management report

Development of financial position

KfW Group’s funding strategy in the international capital markets is based on three pillars: “benchmark bonds in euros and US dollars”, “other public bonds” and “private placements”. Funds raised in the form of Certificated Liabilities continued to play a significant role, at 83% of total assets, unchanged from the previous year.

Financial position

31 Dec. 2015 (31 Dec. 2014)

In 2015, borrowings increased by EUR 14.9 billion to EUR 449.1 billion.

Borrowings

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Short-term funds	40,363	34,213	6,150
Bonds and notes	375,316	370,034	5,282
Other funding	33,118	27,685	5,433
Subordinated liabilities	300	2,247	–1,947
Total	449,098	434,179	14,919

KfW Group’s principal sources of funding were medium and long-term bonds and notes issued by KfW. Funds from these sources amounted to EUR 375.3 billion and accounted for 84% of borrowings as of 31 December 2015. The increase of EUR 5.3 billion was primarily a result of changes in exchange rates. This was offset by interest-rate related valuation effects from micro hedge accounting. Short-term issues of commercial paper increased by EUR 5.9 billion to EUR 39.9 billion. Total short-term funds, including demand deposits and term deposits, amounted to EUR 40.4 billion. Other funding for KfW, in addition to promissory note loans from banks and customers (Schuldscheindarlehen), which decreased by EUR 0.6 billion year on year to EUR 8.0 billion, consisted mainly of liabilities to the Federal Republic of Germany and cash collateral received of EUR 21.8 billion (year-end 2014: EUR 15.0 billion), which serves primarily to reduce counterparty risk from the derivatives business.

Subordinated liabilities continue to include a subordinated loan granted by the ERP Special Fund as part of the restructuring of the ERP economic promotion programme in 2007. In financial year 2015, the ERP Special Fund and KfW agreed to convert EUR 1.25 billion to equity by inclusion in KfW’s capital reserve, to repay EUR 0.6 billion and to waive a repayment in the amount of EUR 0.1 billion, in view of the reduced acceptance of this loan as Tier 2 capital.

The carrying amounts of derivatives with negative fair values, which were primarily used to hedge loans, decreased by EUR 4.0 billion from EUR 28.5 billion due to changes in market parameters, and amounted to EUR 24.5 billion at year-end 2015.

There were only minor changes in the other liability line items in the statement of financial position.

KfW Financial Information 2015 Group management report

At EUR 25.2 billion, Equity was significantly above the level of EUR 21.6 billion as of 31 December 2014. This increase was largely due to consolidated profit of EUR 2.2 billion and the conversion of the ERP subordinated loan of EUR 1.25 billion. This led to an improvement in the equity ratio from 4.4% at the end of 2014 to 5.0% as of 31 December 2015.

Equity

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Paid-in subscribed capital	3,300	3,300	0
Capital reserve	8,447	7,197	1,250
of which promotional reserves from the ERP Special Fund	7,150	5,900	1,250
Reserve from the ERP Special Fund	1,191	1,191	0
Retained earnings	12,091	10,019	2,072
Fund for general banking risks	600	500	100
Revaluation reserves	–429	–608	180
Total	25,200	21,598	3,602

Consolidated profit was used to increase retained earnings and strengthen the fund for general banking risks.

Subsequent events (as of 15 March 2016)

No significant events have occurred since the end of the financial year.

KfW Financial Information 2015 Group management report

Risk report

Current developments

After moderate and disappointing growth in 2015, the global economy is not expected to gain momentum in 2016 either and is forecasted to remain around the same level as the previous year. Downside risks to the economy in emerging market countries prevail, while most industrialised countries appear poised for a moderate recovery. Economic growth in the United States is expected to remain stable in 2016. Robust private consumption buoyed by positive labour market trends and rising real income remain the key driving forces in this respect. Further appreciation of the US dollar as well as quicker moves to tighten monetary policy, however, pose risks to US industry. Although Japan’s short-term prospects have improved slightly, economic momentum will remain at a low level and is unlikely to be sustainable. The modest economic recovery in the euro area is likely to continue under accommodative monetary policy in tandem with neutral fiscal policy. This recovery could secure the initial success attained in reducing unemployment as well as private and public debt. Political developments are expected to play an important role in the European Union (“EU”) again in 2016; the United Kingdom’s potential exit from the EU, migration and security policy challenges as well as numerous government and policy changes are likely to have an impact on economic growth. Emerging market countries overall experienced a considerable slowdown in growth in 2015. Commodity-exporting countries in particular suffered significant declines in growth as well as currency depreciation. A general reversal of this trend, triggered for example by rising oil prices, is not expected for 2016. Among the BRICS countries (Brazil, Russia, India, China and South Africa), only India may expect above-average growth in 2016, while Brazil and Russia are in a recession and South Africa is experiencing a period of extremely weak growth. China’s economic transition will continue for the foreseeable future and deliver slightly lower growth rates. Misallocation of credit in China constitutes a considerable downside risk to this global outlook. If critical developments slow Chinese economic growth more than expected, it would have serious adverse consequences for the world economy. Geopolitical tensions, particularly in the Middle East, are creating further considerable uncertainty. Quicker tightening of US monetary policy could also cause high volatility in the financial markets.

In 2015, the performance of banks in the euro area remained mixed. While the banking sectors in Ireland and Spain have continued to recover, driven by improved economic parameters and stabilising real estate sectors, the quality of assets in Italy has deteriorated (with a rising share of non-performing loans in loan portfolios). In the European peripheral countries, the Greek financial sector again caused the greatest turmoil in 2015. As a result of the drawn-out agreement process between the new Greek government and its international creditors, Greek banks were forced, following drastic deposit outflows, to close for several weeks in the summer, and capital controls were imposed. The Swiss National Bank’s removal of the Swiss franc’s cap against the euro at the beginning of 2015 brought about serious upheaval. The massive appreciation of the franc caused the value of CHF-denominated loans outside Switzerland to soar, raising borrower costs and creating higher credit risks for banks in some eastern European countries, in particular. One such consequence is Poland’s plan to force the conversion of foreign currency loans at the expense of the banks. This could result in a considerable burden on the Polish banking sector in 2016, which could be exacerbated by further government measures announced. The above-mentioned deterioration in economic parameters in critical emerging market countries resulted in lower credit ratings for important banks in these countries, such as Brazil. Russia’s economy and banking market are suffering a lot from the recession and the Western sanctions, which is reflected in increased loan defaults and risk costs, decreased profits and lending, and increased central bank funding.

Implementation of the bail-in rules as of 1 January 2016 represents one of the key reforms for European banks. These rules permanently change the risk profile for bank bonds and will likely result in slight increases in funding costs. Rating agencies stopped including the probability of government bail-ins when rating the creditworthiness of various European banks in 2015. Given that the ECB will continue to pursue its expansionary monetary policy in 2016 and accordingly maintain the low interest rate environment with narrow margins, cost-cutting programmes at banks will continue to play an important role. The focus is particularly on banks with less efficient cost-income ratios in Germany, France and Italy, which can also be seen in the results from the latest EU-wide transparency exercise published by the European Banking Authority (“EBA”) at the end of 2015. Banks active in ailing banking markets will continue to focus on reducing bad debt as a means of decreasing the share of non-performing loans in loan portfolios, particularly in Cyprus, Ireland, Italy, Greece and Portugal. Despite considerable improvement in European banks’ capital adequacy, the new EBA/ECB stress test is expected to be a greater measure of each bank’s resilience. The results will be published in the third quarter. It is expected that the supervisory authorities will use the results as a basis for determining individual capital requirements. Thus regulatory pressure on banks’ capitalisation will remain high. However, even if there continues to be a need for capital, the focus of European banks in 2016 will likely be directed more towards generating Tier 2 capital and other loss-bearing liabilities in order to meet future requirements for the leverage ratio, Total Loss-Absorbing Capacity (TLAC) and the minimum requirement for eligible liabilities

KfW Financial Information 2015 Group management report

(MREL). The effects on the banking markets of political changes in the peripheral countries as well as the tensions between Russia and Ukraine and between Russia and Turkey are more difficult to calculate. The spotlight will remain on Austrian and French banks due to their greater exposure in these regions. In China, where debts have risen considerably in recent years, particularly in state-owned enterprises in the construction, real estate, mining and utilities sectors, risk costs for banks’ loan portfolios will likely continue to increase.

The German and European economies were characterised by sideways movement in 2015. The business sector continues to stagnate; the positive impetus primarily stems from private households. A modest improvement is expected for 2016. Companies continue to benefit from favourable terms due to good credit availability and lending structures that are gradually being eased. The effects of the scandal involving the manipulation of exhaust emissions on Volkswagen but also on the European automotive industry as a whole cannot be estimated yet.

KfW Group has been affected by the aforementioned developments due to its international promotional mandate. The KfW portfolio recorded stable performance overall. All recognisable risks are measured using conservative standards and are taken into account in KfW Group’s new business management through the systematic implementation of risk guidelines. The regularly performed calculations of risk-bearing capacity show that KfW Group can bear the risks assumed in the context of its mandate – even based on conservative stress scenarios. In 2015, as in previous years, KfW Group systematically refined the processes and instruments in its Risk Management and Controlling department, taking account of current banking regulations.

As a result of an amendment to the KfW Law in 2013 and the issuance of the “Regulation concerning key banking supervision standards under the German Banking Act to be declared applicable by analogy to KfW and supervision of compliance to these standards to be assigned to the German Federal Financial Supervisory Authority” (the “KfW Regulation”), the German legislature enacted an expanded application of the KWG to KfW. Going forward, KfW will be obliged to apply by analogy key bank regulatory standards, which also extend to the group management function. The German Federal Financial Supervisory Authority and the German Central Bank (Bundesbank) will be responsible for supervising compliance with the relevant applicable bank regulatory standards. The KfW Regulation provides for their entry into force in stages. The corporate governance rules have been binding since mid-2014, the other provisions since 1 January 2016.

Basic principles and objectives of risk management

KfW Group has a statutory promotional mandate, which provides the basis for its special position and institutional structure. Sustainable promotion is KfW Group’s overarching purpose. In order to utilise available resources to best carry out KfW Group’s promotional mandate, it is vital to measure and control incurred risks. As part of its risk management, KfW Group takes risks only to the extent that they appear manageable in the context of its current and anticipated earnings position and the development of the risks. KfW Group’s risk/return management takes into account the special characteristics of a promotional bank, with adherence to supervisory requirements constituting a fundamental prerequisite to the group’s business activities.

In order to solidify risk management and controlling competence within its organisation, KfW Group offers its employees training that includes a modular programme on risk topics. The training programme enables management and non-management staff throughout KfW Group to acquire basic knowledge or to deepen their specialised knowledge.

Organisation of risk management and monitoring

Risk management bodies and responsibilities

As part of its overall responsibility, KfW’s Executive Board determines the group’s risk policies. The Board of Supervisory Directors is informed at least quarterly of KfW Group’s risk situation. The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. Moreover, in certain urgent cases, the committee has the authority to adopt resolutions in place of the Board of Supervisory Directors. The Chairman of the Board of Supervisory Directors decides whether an issue is urgent. The Risk and Credit Committee is primarily responsible for advising the Board of Supervisory Directors on the group’s current and future overall risk tolerance and strategy, and supports it in monitoring implementation of the latter. It decides on loan approvals (including loans to members of management), operational level equity investments, funding and swap transactions, to the extent committee authorisation is required by the KfW Bylaws. The Audit Committee monitors, above all, the accounting process and the effectiveness of the risk management system and offers recommendations to the Board of Supervisory Directors concerning its approval of the consolidated financial statements. The Remuneration Committee monitors whether the structure of the remuneration system for the Executive Board and employees is appropriate. In accordance with applicable bank regulatory provisions, the Remuneration Committee is also responsible for monitoring whether the structure of the remuneration system for the heads of the Risk Controlling and Compliance functions and for any employees who have a significant impact on the group’s overall risk profile is appropriate.

Risk management within KfW Group is exercised by closely interlinked decision-making bodies. At the top of the system is the Executive Board, which takes the key decisions on risk policy. There are three risk committees below the level of the Executive Board (Credit Risk Committee, Market Price Risk Committee and Operational Risk Committee) which prepare decisions for the

KfW Financial Information 2015 Group management report

Executive Board and also take their own decisions within their remits. The committees also perform KfW Group management functions, so representatives from subsidiaries KfW IPEX-Bank and DEG are included. Further working groups do the preliminary work for these committees. The middle and back office departments (Marktfolge) and Risk Controlling generally have a veto right in the committees; if a committee fails to reach a unanimous decision, the issue may be escalated to the Executive Board level.

Credit Risk Committee

The Credit Risk Committee is chaired by the Chief Risk Officer and meets once a week. The committee’s other voting members are the Director of Risk Management and Controlling, attending members of the Executive Board and KfW IPEX-Bank’s Chief Risk Officer (CRO). The Credit Risk Committee is supported by various working groups. The Country Rating Working Group serves as the central unit for assessing country risk. The Collateral Working Group ensures a uniform approach to all essential aspects of collateral acceptance and valuation, and collateral management processes. The Rating Systems Working Group is responsible for all essential aspects of credit risk measurement instruments. The Corporate Sector Risk Working Group analyses sector and product-related credit risks in the corporate segment. The weekly Credit Risk Committee meetings involve decisions on loans and credit lines, in particular. KfW IPEX-Bank’s and DEG’s commitments are also presented to the Credit Risk Committee. Additional extended meetings, held on a quarterly basis, are also attended by representatives of the business sectors and of DEG. Internal Auditing and Compliance have guest status. Reports about the development of regulatory requirements, e.g., the German Minimum Requirements for Risk Management (Mindestanforder-ungen an das Risikomanagement – “MaRisk”) and KWG, their impact and the progress of implementation projects in KfW Group, are made at this quarterly meeting. The committee also approves major changes to existing risk principles and credit risk methods as well as new principles and methods and procedural rules for the working groups performing the groundwork. The committee also monitors KfW Group’s loan portfolio, including country and sector risks.

Market Price Risk Committee

The Market Price Risk Committee is chaired by the Chief Risk Officer and meets once a month. The committee’s other members include the Executive Board member responsible for capital markets business, and, among others, the directors of Financial Markets, Risk Management and Controlling, and Accounting. Internal Auditing and Compliance have guest status. The Chief Risk Officers of KfW IPEX-Bank and DEG, or their representatives, attend the meetings on a quarterly basis and as necessary. The Market Price Risk Committee discusses KfW Group’s market price risk position and assesses the market price risk strategy on a monthly basis. The committee also monitors KfW Group’s liquidity risk position and decides on all fundamental and methodological questions relating to the management of market price and liquidity risks as well as transfer pricing and the valuation model for commercial transactions. The committee prepares the final decision of the Executive Board regarding the interest rate risk strategy. The Market Price Risk Committee is supported by the Surveillance Committee, which discusses the valuation of securities and market developments as well as impairments of securities, and the Hedge Committee, which deals primarily with the earnings effects of IFRS hedge accounting and the further development thereof.

Operational Risk Committee

The Operational Risk Committee meets once a quarter and supports the Executive Board in the areas of operational risk and business continuity management. It comprises senior vice presidents (or represented by first vice presidents). It is chaired by the Director of Risk Management and Controlling. KfW IPEX-Bank and DEG are represented on the committee. Internal Auditing has guest status. The committee’s tasks are to adopt resolutions and to approve risk principles, methods and instruments. In addition, the committee is responsible for managing operational risk (“OpRisk”) and taking decisions regarding cross-functional group-wide measures. The committee also discusses any major or potential operational risk loss events and evaluates any group-wide action required. In the area of business continuity management, the committee establishes crisis-prevention and emergency-planning measures using the results of the annual business impact analysis. Monitoring is based on reports about planned or implemented emergency and crisis team tests and significant disruptions to business. All resolutions and recommendations by the Operational Risk Committee are presented to the Executive Board.

Additionally, the subsidiaries and organisational entities of KfW Group exercise their own control functions within the group-wide risk management system. In these entities, group-wide projects and working groups ensure a coordinated approach, for example, in the rollout of rating instruments to subsidiaries

KfW Financial Information 2015 Group management report

or in the management and valuation of collateral. The responsibility for developing and structuring risk management and risk control activities is located outside the market areas and lies in particular with the Risk Management and Controlling area.

Risk management approach of KfW Group

OVERVIEW

To ensure capital adequacy and liquidity in line with KfW Group’s defined risk tolerance, Risk Management and Controlling formulates and regularly reviews the risk strategy of KfW Group taking into account its significant subsidiaries.

The orientation of KfW’s risk strategy is in line with its business strategy and takes into account the regulatory requirements relating to KfW’s business model. The risk strategy translates the group’s long-term and strategic (risk) objectives into operational risk management requirements. This involves defining risk management objectives for core business activities and measures for achieving targets, as well as setting risk tolerance limits for managing KfW Group’s material risks. To implement the risk strategy, a variety of instruments to control KfW Group’s major risks are used, including risk management instruments for individual counterparties and portfolios. In order to determine its material risks, KfW Group undertakes a risk inventory at least once a year. The risk inventory identifies and defines types of risks relevant to KfW Group in a structured process and then subjects these risks to an evaluation of materiality. The materiality of a risk type depends primarily on the potential danger for KfW Group’s net assets, earnings and liquidity. The key outcome of the risk inventory is an overall risk profile, which provides an overview of KfW Group’s material and immaterial risk types. The 2015 inventory identified the material risks facing KfW Group to be credit, market price, liquidity, operational,

KfW Financial Information 2015 Group management report

equity investment, project and reputational risks. Risk concentrations within a risk type or across various risk types are taken into account in the risk inventory.

Risk reporting is in line with regulatory requirements (MaRisk). The Executive Board is informed about KfW Group’s risk situation on a monthly basis. A risk report is issued quarterly to KfW Group’s supervisory bodies. The respective bodies are informed on an ad hoc basis as required. The risk indicators and information systems used by the Risk Management and Controlling department are reviewed on an ongoing basis.

The methods and instruments for KfW Group-wide risk analysis and control are regularly validated and enhanced through further development. The focus is on models to measure, control and price both credit and market price risks. Validation and further development activities also take account of regulatory requirements.

The risk management approach is set out in KfW Group’s risk manual. The risk manual stipulates the framework for the application of uniform procedures and rules and regulations to identify, measure, control and monitor risk. The rules and regulations laid out in the risk manual are binding for the entire KfW Group, accessible to all employees and continually updated. KfW Group-wide regulations are supplemented by rules specific to each business sector. See the following sections for details on other elements of KfW Group’s risk management approach.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

KfW Group’s internal capital adequacy assessment process is characterised by the fact that regulatory and economic requirements regarding risk-bearing capacity are equally important overarching objectives for KfW Group. Accordingly, all risk monitoring and management measures must ensure compliance with both an economic solvency target and minimum requirements for the regulatory capital ratios. This approach combines economically practicable capital management with the obligation to comply with regulatory capital requirements. As the basis for the close integration of these two perspectives, KfW Group takes a uniform definition of the resources available for risk coverage: regulatory capital in line with Articles 25-91 of Regulation (EU) No. 575/2013 (Capital Requirements Regulation – “CRR”) is used as available financial resources for both views.

A further core feature of the capital adequacy assessment process is the proactive focus resulting from an additional forward-looking component. This focus evaluates the absorption potential of KfW Group’s reserves – and thus also its ability to act – in the event of certain economic and stress scenarios. A traffic light system, established in this context with thresholds for regulatory and economic risk-bearing capacity, signals the required action in the event of critical developments as part of operational and strategic management.

KfW Group’s risk-bearing capacity concept serves first and foremost to protect debt capital providers from losses and therefore adopts a liquidation approach in its basic form. However, the addition of a forward-looking component, which also guarantees compliance with regulatory capital requirements, expands the concept to include a going-concern view. KfW Group’s risk-bearing concept thus includes elements of both basic types of risk-bearing capacity approaches.

Since the fourth quarter of 2015, the targets for ensuring risk-bearing capacity have been addressed via budgets based on risk-weighted assets at the level of each business sector/area. The allocated budgets are available to the business sectors/areas for backing old and new business for the various types of risk. Capital allocation is conducted as part of KfW Group’s annual business sector planning. In addition to the requirements induced by business sector planning, this process also takes into account the risk objectives and the bank’s risk tolerance, e.g. via traffic light limits. Budget compliance is checked on at least a quarterly basis and action taken if necessary. In addition, the reference values for economic capital requirements are determined at the KfW Group level for the business sectors/areas and their utilisation is also monitored on at least a quarterly basis. Moreover, economic capital budgets are set for different types of risk as their central control and limit variable, and monitored quarterly.

To avoid excessive debt, the leverage ratio is integrated into the capital adequacy assessment process as a further control variable. Similarly to risk-bearing capacity metrics, the leverage ratio is taken into account in additional forward-looking projections, and compliance with defined traffic light limits monitored on at least a quarterly basis.

In addition to KfW Group’s risk-bearing capacity concept, the capital planning process monitors the medium-term development of capital adequacy. Reliance on scenario-based extrapolations of regulatory and economic risk-bearing capacity as well as the leverage ratio over a multi-year observation horizon enables the capital planning process to identify potential capital bottlenecks early in order to derive recommendations for action strengthening capital or reducing risk, as necessary. The process takes into account changes in strategic objectives, business activity and the economic environment. In addition to a base case, regulatory and economic risk-bearing capacity and the leverage ratio are also taken into account in a stress case. Capital planning is performed as part of the overall KfW Group-wide planning and strategy process.

The risk-bearing capacity concept is subject to annual review of its limits and restrictions. The results are used accordingly in the assessment of risk-bearing capacity.

KfW Financial Information 2015 Group management report

Regulatory risk-bearing capacity

Key regulatory figures

	31 Dec. 2015	31 Dec. 2014
	EUR in millions	EUR in millions

Total risk exposure in accordance with Art. 92 CRR	131,773	144,062
– Credit risk	123,956	135,910
– Market price risk	1,266	1,093
– Operational risk	6,551	7,059
Regulatory capital (available financial resources)	24,210	21,690
– Tier 1 capital	24,090	20,343
– Tier 2 capital	120	1,347
Tier 1 capital ratio	18.3%	14.1%
Total capital ratio	18.4%	15.1%

KfW Group will not be subject to the KWG and/or CRR regulatory capital requirements until 1 January 2016. For internal control purposes, however, it already voluntarily calculates the regulatory capital ratios based on the key legal requirements. In-house rating methods are used here for large sections of the loan portfolio to calculate the capital requirements (i.e. advanced internal ratings-based approach – “IRBA”).

KfW Group’s regulatory capital ratios improved significantly in comparison with 31 December 2014. As of year-end 2015, the total capital ratio taking into account consolidated comprehensive income was 18.4% (year-end 2014: 15.1%), and the Tier 1 capital ratio was 18.3% (year-end 2014: 14.1%). The main drivers of this positive development were the annual profit, which resulted in an increase in available financial resources, and the reduction in the capital requirement for the separate line item from macro hedge accounting as part of the transition from blanket coverage to risk-based modelling. The increase in the Tier 1 capital ratio was greater than the total capital ratio due to the partial conversion of the ERP subordinated loan (Tier 2 capital) into equity by inclusion in the capital reserve (Tier 1 capital). A moderate increase in the capital requirement for counterparty risks as well as the credit valuation adjustment (CVA) charge had a slightly offsetting effect on the capital ratios.

The figures stated are “analogous” IRBA values, which result from the extensive application of the internal rating procedures described above. However, KfW is currently still undergoing the IRBA approval process, which is why, as of 1 January 2016, ratios are being temporarily determined and reported to the supervisory authorities under the standardised approach for credit risk.

Economic risk-bearing capacity

To assess its economic risk-bearing capacity, KfW Group compares its economic capital requirement for potential losses from material quantifiable risks against its available financial resources. KfW Group bases its calculation of the economic capital requirement on a solvency target of 99.99% and a time horizon of one year. The aggregation of the economic capital requirement across various types of risks is made through addition without taking account of diversification effects.

The most significant risk type for KfW Group is credit risk. Credit risk is the risk of losses if business partners fail to meet their payment obligations to KfW Group at all, in due time or in full (default), or their credit ratings deteriorate (migration). Credit risk includes settlement risk involved in settling derivative transactions. The economic capital requirement for credit risk is quantified by the Risk Controlling department, largely with the help of statistical models. For counterparty risk, the loss potential is computed using a loan portfolio model and the risk measure of “credit value-at-risk”. The difference between credit value-at-risk and expected loss is referred to as the economic capital requirement. Migration risk is taken into account in the forward-looking component of the calculation of risk-bearing capacity, on the basis of scenarios. For settlement risks, the regulatory capital requirement is applied in calculating risk-bearing capacity if there are any open settlement exposures at the end of the month.

The group determines a current capital requirement for the separate line item (SLI) required in macro hedge accounting. The separate line item is required to be presented on the asset side of the IFRS statement of financial position to show the cumulative adjustments to the carrying amount of the hedged item. The capital resources are provided using individual credit risk parameters of the hedged transactions and are thus allocated accordingly at individual exposure level.

The economic capital requirement for market price risk is also calculated on the basis of the value-at-risk concept. Going beyond the regulatory requirements of pillar I on non-trading-book institutions, pillar II’s economic analysis also takes account of interest rate risk in the banking book, credit spread risk for securities, and basis spread risk. An internal model is also used for foreign currency risk. The possible loss of present value or price is determined for each type of market price risk using a value-at-risk based on statistical models. Moreover, a capital buffer is maintained for interest rate and foreign currency risks. Ultimately, the economic capital requirement is defined as the sum of value-at-risk and an additional capital buffer.

KfW Financial Information 2015 Group management report

The capital requirement for operational risk is calculated using an internal statistical model, which includes both internal and external loss data. An advanced model for determining the economic capital requirement for operational risks was implemented in 2015. This new model was designed based on regulatory requirements for advanced measurement approaches and includes risk-sensitive internal and external event data and risk scenarios. The capital requirement is calculated using diversification effects at the business sector level.

Project risks are also taken into account in the risk-bearing capacity concept. Both quantified individual risks from major projects and general assumptions about potential losses in the project portfolio are included in risk measurement.

KfW Group also includes hidden burdens (stille Lasten) for securities held as fixed assets, which are held directly as an economic capital requirement without including offsetting hidden reserves (stille Reserven).

Using this method, the economic risk-bearing capacity as of 31 December 2015 satisfied a solvency level of 99.99%. The excess coverage of the available financial resources beyond the total capital requirement as of 31 December 2015 of EUR 9,653 million increased significantly compared to 31 December 2014 (EUR 6,188 million). This increase is largely due to the inclusion of the 2015 annual profit in the calculation of the available financial resources and to the reduction in the capital requirement for the separate line item due to the transition from blanket coverage to risk-based modelling. The increased capital requirement for credit risk is primarily due to the US dollar’s appreciation as well as rising money market trading volume. As this is offset by the regular reparametrisation of correlations in the loan portfolio model, there is only a slight increase in the capital requirement. The increased capital requirement for market price risks is due to higher basis spread and currency risks. Hidden burdens and the capital requirement for project risk have also risen slightly. By contrast, the capital requirement for operational risk remains virtually unchanged.

KfW Group manages liquidity risk by regularly monitoring the appropriate internal key figures and various control processes in its banking operations. Internal calculations relating to the liquidity situation are based on projections of liquidity needs and total liquidity resources, which are both subjected to stress scenarios of differing severity.

Reputational risks are evaluated and managed on a qualitative basis. No capital backing is currently provided as part of calculating risk-bearing capacity.

KfW Group’s risk measurement is based on state-of-the-art models used in banking practice. However, each model represents a simplification of a complex reality and builds on the assumption that risk parameters observed in the past can be considered representative of the future. Not all possible influential factors and their complex interactions can be identified and modelled for the risk development of a portfolio. This is one reason why KfW Group carries out stress tests with both the credit risk models and the market price risk models. KfW Group also continually works to refine its risk models and processes.

Economic risk-bearing capacity as of 31 December 2015

EUR in millions

In brackets: figures as of 31 December 2014

KfW Financial Information 2015 Group management report

Stress and scenario calculations

To ensure a stronger early indicator function and proactive focus in its risk-bearing capacity concept, KfW Group monitors, on a quarterly basis, a forecast scenario (baseline scenario), a downturn scenario (slight economic slowdown) and a stress scenario (deep recession) as well as their respective effects on economic and regulatory risk-bearing capacity. This forward-looking perspective illustrates KfW Group’s resilience and ability to act in the event of these scenarios and, accordingly, delivers direct input to management. Forecast and stress scenarios are also calculated for the leverage ratio.

The forecast scenario provides a preview of risk-bearing capacity at the relevant year-end and includes the projected business performance and comprehensive income, and other effects influencing risk-bearing capacity, such as foreseeable changes in the capital structure and methodological developments. The current forecast for 31 December 2016 shows almost constant excess coverage of available financial resources over the economic capital requirement compared with 31 December 2015.

In the downturn and stress scenarios, effects on earnings and changes in capital requirements are simulated for a twelve-month period assuming negative economic development scenarios of varying severity. The effects of a severe global recession emanating from the euro area are depicted in the stress scenario. In both scenarios, KfW Group currently assumes an overall increase in credit risk (counterparty and migration risks). In these scenarios, the EUR and USD interest rates and the USD exchange rate are forecast to develop in line with the economic situation, which means it is assumed that the euro will depreciate against the US dollar and that interest rates will decline overall. At the same time, it is assumed that increasing market uncertainties will lead to increased volatility in interest rates, currencies and credit spreads, as a result of which the economic capital requirement for the corresponding types of risk will rise. Losses from securities prices as well as from operational and project risk further reduce available financial resources in the stress scenario.

Overall, risk-bearing capacity at a solvency level of 99.99% for all three scenarios and the leverage ratio in the forecast and stress scenarios are at an adequate level.

Further stress tests are carried out in addition to the economic scenarios to examine the resilience of KfW Group’s economic and regulatory risk-bearing capacity. Current potential macroeconomic dangers form the basis for the varying scenario stress tests. In 2015, they focused on scenarios with appreciation of the US dollar, consolidation pressure in the banking sector and problems in the emerging market countries with consequences for the export industry. The concentration and inverse stress tests show how concentration risks and other potential dangers materialising in unfavourable combinations could jeopardise KfW Group’s business model.

Types of risk

COUNTERPARTY DEFAULT RISK

KfW Group faces counterparty risks1) in the context of its promotional mandate. In domestic promotional lending business, the majority of ultimate borrower default risks are borne by the on-lending institutions. Due to the business model, this results in a large proportion of bank risks in the portfolio. Other main risks result from promotional activities in the area of start-up finance for SMEs and equity investments. Particularly in these segments of domestic promotion, KfW Group bears the risk stemming from ultimate borrowers. In addition, KfW Group faces risks in the business sectors Export and project finance as well as Promotion of developing and transition countries.

1)	Counterparty default risk is defined as the risk of financial loss that can occur if the borrower or counterparty fails to meet contractual payment obligations. Counterparty default risk also includes country risk, comprising transfer, conversion and political risks.

KfW Financial Information 2015 Group management report

Counterparty default risk is measured by estimating the probability of default (PD), the exposure at default (EAD) and the loss given default (LGD). The product of the three aforementioned variables is the loss that can be expected, statistically, on average over many years. The expected loss is taken into account when determining risk-bearing capacity by deducting it from the available financial resources in accordance with the supervisory requirements of Article 158 of the CRR.

KfW Group uses internal rating procedures for the measurement of the probability of default for banks, corporations, small and medium-sized enterprises, private equity investors, investment funds, entrepreneurs, start-ups and countries. These procedures are based on scorecards2) and follow a consistent uniform model. Simulation and cash flow-based rating procedures are used for significant parts of special financing and structured products. For securitisation transactions, tranche ratings are determined on the basis of the default pattern of the asset pool and the waterfall structure of the transactions. The rating procedures aim to predict the probability of default on a one-year basis. As a rule, the middle and back office departments are responsible for preparing ratings for risk-bearing business. Ratings are updated at least once annually, with the exception of business partners with whom only retail business is conducted.

The probability of default is mapped on a uniform master scale for the entire KfW Group, allowing comparison of ratings from different rating procedures and business sectors. The master scale consists of 20 distinct classes which are divided into four groups: investment grade, non-investment grade, watch list and default. The range of default probabilities and the average default probability are defined for each class of the master scale. There are operating procedures specifying the responsibilities, competencies and control mechanisms associated with each rating procedure. External ratings are mapped to KfW Group’s master scale to ensure the comparability of internal ratings with ratings of external rating agencies. Periodic validation and continued development of the internal rating procedures ensure a rapid response to changes in overall conditions.

Exposure at default and valuation of collateral are heavily weighted when determining the severity of loss. Collateral has a risk-mitigating effect in calculating loss given default. In valuing acceptable collateral, the expected net revenue from collateral realisation in the case of loss, including haircuts, is determined. For tangible collateral, the haircuts are attributable, among other things, to devaluation resulting from depreciation, in addition to fluctuations in market prices and the costs of realisation. Depending on the availability of data, the various valuation procedures for individual types of collateral are based on internal and external historical data and on expert estimates. A risk principle for loan collateral regulates uniform management, valuation and recognition of collateral across KfW Group. In addition to net revenue from collateral realisation, the recovery rate for uncollateralised exposure amounts is also an important component in determining loss given default (LGD). All valuation parameters are regularly subject to validation.

KfW Group has limit management systems, risk guidelines and various portfolio guidelines to limit risks from new business. This set of risk management instruments forms the basis for the second vote on lending transactions, serves as an orientation guide for loan approvals and has the function of ensuring the appropriate quality and risk structure of KfW Group’s portfolio. The special nature of the group’s promotional business is taken into account in the process. At KfW, Group Risk Management

2)	A scorecard is a mathematical and statistical model and/or an expert knowledge-based model. The individual risk factors considered relevant for credit rating are converted into a score depending on their value and weighted for aggregation.

KfW Financial Information 2015 Group management report

has the second vote on a single exposure level. KfW IPEX-Bank and DEG each have their own second vote independent of the front office. The relevant business decision-making processes are structured with a view to risk. Lending transactions currently require a second vote depending on the type, scope (material risk content and effect on the overall risk position) and complexity of the transaction. The qualification levels for approval of new business depend on rating, total commitments to the group of connected borrowers and product type. Approval is also required by the Board of Supervisory Directors’ Risk and Credit Committee for pre-defined, individual transaction volumes (according to rating and product type).

The portfolio guidelines distinguish between different types of counterparties and product variants and define the conditions under which business transactions may generally be conducted. In addition, risk guidelines for countries, sectors and products are defined in order to react to existing or potential negative developments with specific requirements for lending. The limit management systems ultimately track both risk concentrations (concentration limits) and credit rating dependent individual counterparty risk (counterparty limits). Concentration limits serve to restrict risk concentrations in the loan portfolio and thus to prevent major individual losses. Counterparty limits serve to fine tune the counterparty-specific management of credit default risk.

Existing higher-risk exposures are divided into a watch list and a list for non-performing loans. The watch list serves to identify potential problem loans early and, if necessary, to make preparations for handling these loans. It regularly reviews and documents the economic situation, the particular borrower’s market environment and the collateral provided, and formulates proposals for remedial action – particularly proposals for risk-limiting measures. Non-performing loans and to a great extent watch-list loan commitments3) are handed over to restructuring units. This transfer of responsibility enables the involvement of specialists from an early stage to ensure professional management of problematic loans. The objective of this system is to achieve recovery of a loan through restructuring, reorganisation and work-out arrangements. If the business partner is deemed incapable or unworthy of restructuring, the priority becomes optimum realisation of the asset and the related collateral. The Restructuring department is responsible for non-performing loans and for providing intensive support to banks and higher volume loans with a risk amount greater than EUR 1 million in the KfW portfolio. The portfolio credit management department is responsible for supporting retail business. KfW IPEX-Bank and DEG’s non-performing loans and commitments requiring intensive support are managed directly by each subsidiary. If more than one KfW Group company is involved, Restructuring will coordinate centrally. Internal interface regulations are in place in the relevant business sectors to ensure clear control of responsibilities and allocation. Restructuring also cooperates closely with the market areas and the legal department.

In the event of a crisis in the banking sector, the Risk Management department has to be able to act immediately both in-house and externally. A financial institution crisis plan is also in place for this purpose. It primarily provides for the establishment of a working group headed by the Risk Management department, immediate loss analysis and implementation of the necessary next steps.

Risk provisions for lending business

KfW Group takes appropriate measures to address all identifiable default risks in its lending business by making risk provisions for loans. These risks include the political risk resulting from financing transactions outside Germany. For loans with an imminent risk of default (i. e. non-performing loans), KfW Group recognises individual impairment charges or provisions for undisbursed portions. These events are identified on the basis of criteria that meet both CRR and IFRS requirements. Criteria include the identification of considerable financial difficulties on the part of the debtor, payment arrears, concessions made to the debtor owing to its financial situation (for example, in the context of restructuring measures), conspicuous measures undertaken by the debtor to increase its liquidity, and a substantial deterioration in the value of collateral received. Individual impairment charges are determined by means of an impairment procedure. The calculation of individual impairment charges in the non-retail business incorporates an individual assessment of the borrower’s ability to make payments in the future. The calculation takes into account the scope and value of the collateral as well as the political risk. A simplified impairment procedure is performed for small and standardised loans (retail business) on the basis of homogeneous sub-portfolios.

Risk provisions for latent risks (i. e. portfolio impairment) are derived from the valuation of loan receivables in the context of annual rating procedures and collateral valuations. Portfolio impairment charges are recorded for both economic and political risks based on the expected loss model described above, which is adjusted for IFRS purposes. Risk provisions for irrevocable loan commitments and financial guarantees are set up using the same method of calculation.

Maximum risk of default

According to IFRS 7.36, the maximum exposure to credit risk for KfW Group arising from financial instruments is the total loss of the respective risk positions. Contingent liabilities and Irrevocable loan commitments are also taken into account. Carrying amounts are reduced by the risk provisions made.

3)	The assumption of responsibility for watch-list cases at KfW IPEX-Bank is decided on a case-by-case basis by Risk Management in consultation with the unit responsible for restructuring.

KfW Financial Information 2015 Group management report

Payment arrears on the balance sheet date were reported only in Loans and advances to banks and customers, and Securities and investments. Individual impairment charges were also reported under Contingent liabilities and Irrevocable loan commitments.

Maximum risk of default

EUR in millions

	Loans and advances to banks		Loans and advances to customers		Value adjustments from macro fair value hedge accounting

	31 Dec. 2015	31 Dec. 2014	31 Dec. 2015	31 Dec. 2014	31 Dec. 2015	31 Dec. 2014
Carrying amount as equivalent for maximum risk of default	276,880	279,707	133,135	118,213	14,420	18,461
Risk provisions for lending business	169	160	1,573	1,697	0	0
Carrying amount neither past due nor impaired	276,715	279,340	131,349	116,439	14,420	18,461
Collateral provided	157,894	179,178	35,919	31,816	0	0

	Derivatives used for hedge accounting; other derivatives		Securities and investments; investments accounted for using the equity method		Contingent liabilities; irrevocable loan commitments

	31 Dec. 2015	31 Dec. 2014	31 Dec. 2015	31 Dec. 2014	31 Dec. 2015	31 Dec. 2014
Carrying amount as equivalent for maximum risk of default	43,655	38,463	31,925	30,900	67,349	65,654
Risk provisions for lending business	0	0	6	14	62	78
Carrying amount neither past due nor impaired	43,655	38,463	31,719	30,690	67,250	65,500
Collateral provided	20,651	14,530	329	347	0	0

Financial instruments past due and not individually impaired EUR in millions
	Loans and advances to banks		Loans and advances to customers		Securities and investments; investments accounted for using the equity method

	31 Dec. 2015	31 Dec. 2014	31 Dec. 2015	31 Dec. 2014	31 Dec. 2015	31 Dec. 2014
Carrying amount less than 90 days past due	52	242	318	521	1	1
Carrying amount 90 days and more past due	48	41	324	336	0	1
Total	100	283	641	857	1	2
Collateral provided	58	250	203	283	0	0

KfW Financial Information 2015 Group management report

Individually impaired financial instruments

EUR in millions

	Loans and advances to banks		Loans and advances to customers		Securities and invest- ments; investments accounted for using the equity method		Contingent liabilities; irrevocable loan commitments
	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.
	2015	2014	2015	2014	2015	2014	2015	2014
Carrying amount	65	84	1,145	918	205	208	100	154
Individual impairments, provisions	38	51	1,159	1,271	0	0	19	30
Collateral provided	5	11	596	535	3	5	0	0

As of 31 December 2015, EUR 1.5 billion (net after deduction of risk provisions, year-end 2014: EUR 1.4 billion) was classified as individually impaired out of EUR 567.4 billion (year-end 2014: EUR 551.4 billion) in financial instruments outstanding. Potential losses are conservatively estimated, and individual impairment losses of EUR 1.2 billion (year-end 2014: EUR 1.4 billion) were recognised4).

In addition to provisions for immediate risks of default, KfW Group made provisions for latent risks of default (economic and political risks). As of 31 December 2015, risk provisions for transactions not individually impaired totalled EUR 0.6 billion (year-end 2014: EUR 0.6 billion). The collateralisation of loans in KfW Group’s portfolio primarily relates to the on-lending business and the promotional business guaranteed by the Federal Republic or individual federal states (Länder).5) By far the largest portion of collateral is attributable to assigned ultimate-borrower receivables from the on-lending business. Tangible collateral, e.g. ships and airplanes, plays only a minor role in relation to the total amount of collateral.

The high exposure with regard to derivatives with positive fair values has to be seen in the context of the netting agreements with counterparties. These netting agreements also include derivatives with negative fair values and considerably reduce the counterparty risk.

KfW Group did not take possession of any significant assets previously held as tangible collateral in 2015. Deferred payments in the performing portfolio in 2015 were primarily in the Export and project finance business sector. This deferred payment volume is not significant based on total lending volume.

Portfolio structure

The contribution of individual positions to the risk associated with KfW Group’s loan portfolio6) is assessed based on an internal portfolio model. Concentrations of individual borrowers or groups of borrowers give rise to a risk of major losses that could jeopardise KfW Group’s existence. On the basis of the economic capital concept, Risk Controlling department measures risk concentrations by individual borrower, sector and country. Risk concentrations are primarily reflected in the economic capital requirement, ensuring that high risk volumes and unfavourable probabilities of default are taken into account, along with undesirable risk correlations. The results form the main basis for managing the loan portfolio.

4)	The transaction of approximately EUR 15 billion mandated by the Federal Government as part of the support measures for Greece is completely hedged by a federal guarantee and is therefore not presented in the portfolio of individually impaired financial instruments.
5)	The collateral is presented as recognised for purposes of internal management of economic risks. Participation effects are taken into account in order to avoid reporting double collateralisation.
6)	The loan portfolio includes loans as well as securities and investments in performing business. The non-performing portfolio is only included in the presentation of credit quality.

KfW Financial Information 2015 Group management report

Regions

As of 31 December 2015, 55% of KfW Group’s loan portfolio in terms of economic capital requirements was attributable to the euro area (year-end 2014: 61%). New business, primarily in the business sector Promotion of developing and transition countries in Asia and Latin America, has resulted in a higher economic capital requirement in absolute and relative terms. Overall, developments in methods (reparametrisation of correlations in the loan portfolio model) have led to a lower economic capital requirement in Germany and the euro area. As a result, the Germany and euro area segments’ relative share of the overall portfolio’s economic capital requirement also decreased.

Economic capital requirements by region

31 Dec. 2015 (31 Dec. 2014)

Sectors

The significant share of overall capital required for credit risks attributable to the financial sector is due to KfW Group’s promotional mandate. By far the greatest portion of KfW Group’s domestic promotional business consists of loans on-lent through commercial banks. The financial sector’s economic capital requirement declined slightly overall – as firstly because the aforementioned developments in methodology reduced the economic capital requirement, and secondly because new business was mainly in good rating classes. Consequently, the financial sector’s relative share of the overall portfolio’s economic capital requirement also decreased. The share of financial investments/funds increased from 6% in 2014 to 9% in 2015, primarily as a result of the methodology revision for the exposure estimate for DEG positions.

Economic capital requirements by sector

31 Dec. 2015 (31 Dec. 2014)

Credit quality

As credit quality is a major factor influencing economic capital requirements, it is appropriate in analysing the credit quality structure to examine the distribution of net exposure7) by credit quality category. Overall, net exposure increased in all investment classes, except for the default exposure. As the increase in net exposure was primarily due to new investment grade business, the relative share of investment grade net exposure rose from 62% to 64%, while the relative share of non-investment grade net exposure dropped from 31% to 28%. The average probability of default of KfW Group’s loan portfolio improved slightly compared to 31 December 2014. KfW Group’s loan portfolio therefore continued to possess a good credit quality structure.

Credit quality by net exposure

31 Dec. 2015 (31 Dec. 2014)

7)	Net exposure is the economic loss that potentially occurs in the event of an economic or political default event.

KfW Financial Information 2015 Group management report

Structured products in KfW Group’s portfolio

Asset-backed securities (ABS)

ABSs had a par value of around EUR 4.2 billion as of 31 December 2015. Accounting for the mark-to-market valuation of the securities reported at fair value and impairments, the portfolio also had a book value (including pro rata interest) of around EUR 4.2 billion. The following tables show the composition of the ABS portfolio by asset class, rating and geographic distribution of the underlying assets in the securitisation portfolios.

Geographic breakdown of the underlying asset pool

(based on par value)

31 Dec. 2015 (31 Dec. 2014)

Exposure based on par values

31 Dec. 2015

	CLO	RMBS	CMBS	CDO	ABS &	Total	Total
					other	31 Dec.	31 Dec.
						2015	2014
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions
Investment grade	118	727	29	38	3,186	4,098	3,381
Non-investment grade	10	27	4	–	13	53	70
Watch list	–	16	–	–	–	16	–
Default	75	–	–	–	–	75	153
	203	770	33	38	3,198	4,242	3,605

The portfolio volume as of 31 December 2015 increased year-on-year (par value EUR +0.6 billion). Comparison of the portfolios’ rating structure shows a considerable reduction in default positions. The regional focus Europe has continued to increase as can be seen in the geographic breakdown of the underlying asset pool compared with 31 December 2014. Overall, European securitisations, including German securitisations, performed well. The cumulative default rates for European securitisations remained very low.

Platform securitisations

Banks can transfer credit risk synthetically from SME loan portfolios to the capital market using the synthetic securitisation platform PROMISE. KfW Group complements its promotional offering with its synthetic securitisation programme PROVIDE, which aims to securitise private housing loans. The securitisation volume totalled EUR 1.0 billion as of 31 December 2015 and was fully provided by portfolio credit default swaps (CDSs)/financial guarantees and credit-linked notes. The year-on-year decline in the securitisation volume by EUR –0.85 billion was primarily a result of the use of the originator banks’ call options. There are currently no immediate loss expectations for KfW Group.

KfW Financial Information 2015 Group management report

MARKET PRICE RISK

KfW Group measures and manages market price risk on a present value basis. The key drivers of market price risk in this context are:

–	the interest rate structure (interest rate risk) for the EUR and USD currency areas,

–	exchange rates (currency risk),

–	basis spreads (basis spread risk) and

–	issuer-related spreads for securities (credit spread risk).

In total, market price risk within the group required a total of EUR 5,278 million in economic capital as of 31 December 2015. This is EUR 276 million more than as of 31 December 2014. KfW Group market price risk is broken down as follows:

Total economic capital for market price risk

	31 Dec. 2015	31 Dec. 2014
	EUR in millions	EUR in millions

Interest rate risk	3,356	3,458
Currency risk	681	528
Basis spread risk	1,057	795
Credit spread risk	183	221
Market price risk	5,278	5,002

Interest rate risk

KfW Group assumes limited interest rate risk in order to take advantage of long-term opportunities for returns. All relevant data from the preparation of fixed interest statements are considered in the determination of interest rate risk. On the basis of this data, KfW Group regularly performs value-at-risk calculations using a variance/covariance approach to assess its interest risk position. The management concept for interest rate risk is part of a long-term management philosophy. A substantial capital buffer is maintained in order to mitigate short-term fluctuations in present value caused by interest rates. In addition to this buffer, value at risk is computed at a solvency level of 99.99% and for a period of two months in order to calculate risk-bearing capacity. The choice of this period is based on a conservative estimate of the maximum timeframe to close the entire interest risk position under adverse interest rate scenarios. Continuous monitoring of the risk position and the available management options ensures that the allocated capital is also sufficient to cover the risk for a one-year period in accordance with the uniformly applied solvency level of 99.99%. Periodic stress tests supplement this calculation to estimate possible losses under extreme market conditions. Apart from this prescribed shift, the tests include scenarios such as a tilt of the yield curve and an extension of the holding period. The capital requirement for interest rate risk had fallen by EUR 102 million as of 31 December 2015.

Currency risk

Foreign currency loans are largely funded in the same currency or secured by appropriate foreign currency hedging instruments. DEG’s foreign currency equity investments and to a small extent KfW Development Bank’s promotional instruments are only funded in the same currency when possible and practical. Foreign currency earnings generated from the lending business throughout the year are sold promptly. As with interest rate risk, the economic capital requirement for liquid currency positions is calculated with a variance/covariance approach and comprises the sum of a capital buffer and a two-month value-at-risk at a solvency level of 99.99%. A twelve-month value-at-risk is used for all currencies with limited trading and hedging opportunities. The Market Price Risk Committee classifies each currency as liquid or illiquid at least once a year. The currency portfolio predominantly comprises liquid positions. Stress tests are regularly conducted in order to estimate possible losses in the event of extreme market conditions. The capital requirement for currency risk had risen by EUR 153 million as of 31 December 2015.

Basis spread risk

Basis spread risk largely comprises tenor and foreign exchange basis spread risk. The economic capital requirement for this risk is calculated with a variance/covariance approach at a solvency level of 99.99% and with a holding period of twelve months. Basis spread risk is taken into account in risk-bearing capacity through an add-on. The capital requirement for basis spread risk as of 31 December 2015 stood at EUR 1,057 million.

Credit spread risk

Risk measurement is carried out for the securities portfolio. The economic capital requirement is calculated using the historical simulation method on the basis of a credit spread time series comprising the previous three years (750 trading days). Value at risk is initially ascertained from credit spread changes for a holding period of one day at a confidence level of 95%, and then scaled to a period of one year and a solvency level of 99.99%. The risk measurement for ABS is based on ABS indices due to the low liquidity of these securities. The economic capital requirement for credit spread risk as of 31 December 2015 was EUR 183 million. Credit spread risk declined by EUR 38 million year-on-year. The decline in risk is largely due to lower credit spread volatilities.

KfW Financial Information 2015 Group management report

LIQUIDITY RISK

Liquidity risk is the risk of not being able to make payments in a timely manner when due. A distinction is made between:

–	institutional liquidity risk (the risk of not being able to meet payment obligations),

–	refinancing risk (the risk that the required funds are only available at costs higher than the interest rate in line with the risks involved), and

–	market liquidity risk (the risk of being unable to liquidate a financial position at an adequate price)

The primary objective of liquidity management is to ensure that KfW Group is capable of meeting its payment obligations at all times. KfW is available as a contractual partner for all commercial transactions of its subsidiaries, particularly for their funding.

For this reason, the liquidity requirements of the subsidiaries are included both in KfW Group’s funding plans and in the liquidity maintenance strategy.

Liquidity risk is measured on the basis of economic scenario analyses and the utilisation threshold under the KfW Law. In addition, liquidity gaps are limited based on business already concluded and available liquidity potential.

A significant component for liquidity risk assessment comprises the contractual payment obligations (principal and interest) of KfW Group arising from financial instruments, which are shown in the table below by maturity range:

Contractual payment obligations arising from financial instruments by maturity range as of 31 December 20151)

	Up to 1 month	More than 1 and up to 3 months	More than 3 months and up to 1 year	More than 1 and up to 5 years	More than 5 years	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Liabilities to banks and customers	21,281	1,625	1,097	3,205	10,842	38,050
Certificated liabilities	24,634	30,837	60,363	225,338	97,156	438,328
Net liabilities under derivative financial instruments	–780	–1,298	–5,640	–15,273	–13,244	–36,236
thereof Liabilities under derivative financial instruments	20,522	20,327	40,608	128,039	62,049	271,546
Subordinated liabilities	0	0	5	25	345	376
Liabilities under on-balance sheet financial instruments	45,134	31,164	55,825	213,295	95,099	440,518
Contingent liabilities	5,186	0	0	0	0	5,186
Irrevocable loan commitments	62,163	0	0	0	0	62,163
Liabilities under off-balance sheet financial instruments	67,349	0	0	0	0	67,349
Liabilities under financial instruments	112,483	31,164	55,825	213,295	95,099	507,867

1)	Net liabilities under derivative financial instruments comprise payment obligations which are offset against the corresponding payment claims from derivative contracts; the gross liabilities are reported as Liabilities under derivative financial instruments. Irrevocable loan commitments and Contingent liabilities are generally allocated to the first maturity range.

KfW Financial Information 2015 Group management report

Contractual payment obligations arising from financial instruments by maturity range as of 31 December 20141)

	Up to 1 month	More than 1 and up to 3 months	More than 3 months and up to 1 year	More than 1 and up to 5 years	More than 5 years	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Liabilities to banks and customers	14,097	1,629	462	3,497	12,974	32,659
Certificated liabilities	16,936	23,109	62,849	217,998	106,746	427,639
Net liabilities under derivative financial instruments	–809	–809	–2,335	–10,399	–12,138	–26,490
thereof Liabilities under derivative financial instruments	12,502	19,468	38,140	125,183	65,959	261,253
Subordinated liabilities	0	0	47	2,342	0	2,389
Liabilities under on-balance sheet financial instruments	30,225	23,929	61,023	213,438	107,582	436,197
Contingent liabilities	5,606	0	0	0	0	5,606
Irrevocable loan commitments	60,048	0	0	0	0	60,048
Liabilities under off-balance sheet financial instruments	65,654	0	0	0	0	65,654
Liabilities under financial instruments	95,879	23,929	61,023	213,438	107,582	501,851

1)	Net liabilities under derivative financial instruments comprise payment obligations which are offset against the corresponding payment claims from derivative contracts; the gross liabilities are reported as Liabilities under derivative financial instruments. Irrevocable loan commitments and Contingent liabilities are generally allocated to the first maturity range.

Internal measurement of liquidity risk is based on scenario calculations. This approach first analyses the expected inflow and total outflow of payments for the next twelve months based on business already concluded. This basis cash flow is then supplemented by planned and estimated payments (e.g. borrowings from the capital market, expected liquidity-related loan defaults or planned new business). The result provides an overview of the liquidity required by KfW Group over the next twelve months. The liquidity required is calculated for different scenarios. In this respect, market-wide and institution-specific risk factors are stressed and an evaluation is made of the impact on KfW Group’s liquidity.

Parallel to the above approach, KfW Group also determines the available liquidity potential, which largely consists of KfW’s collateral account with the European Central Bank, repurchase agreement assets, liquidity portfolios and the volume of commercial paper that is regularly placeable on the market. The available liquidity potential is subjected to stress analysis in the same way as the other cash flow components. The ratio of cumulative required liquidity to the cumulative available liquidity potential is calculated for each scenario. This figure may not exceed the value of 1 in any scenario for any period. The prescribed horizon in the normal case scenario is twelve months, in the stress case six months, and in the two worst case scenarios, three months. The scenario assumptions are validated on an annual basis.

The key figures are calculated and reported to the Market Price Risk Committee on a monthly basis. The following table shows the key risk indicators for the scenarios as of 31 December 2015:

KfW liquidity risk indicators as of 31 December 2015

Indicator

Normal case	0.24
Stress case	0.34
Worst case	0.32
Worst case (institution-specific)	0.54

The internal liquidity risk indicators remained considerably below the maximum limit of 1 throughout 2015.

Current funding environment

2015 was a year of major international political and economic challenges, resulting in extraordinary market developments. The ECB interest rate policy and expectations regarding the future course of the US Federal Reserve affected capital markets and generated high volatility. The ECB’s bond-buying programme announced in January 2015 distorted yields on outstanding German government and KfW bonds. This created uncertainty among investors and market participants, which was further exacerbated by other political and economic events such as negotiations on additional bailout measures for Greece, concern about global growth and turmoil in China’s stock markets.

With its broad offering of debt securities, KfW was able to successfully complete its long-term funding and meet investors’ demand in various currencies despite the volatile market and low interest rate environment. KfW raised a total volume of EUR 62.6 billion in 14 different currencies and 175 individual transactions in financial year 2015. Overall, the euro and the

KfW Financial Information 2015 Group management report

US dollar remained the two most important currencies in the funding mix, although for the first time, debt securities denominated in US dollars presented a greater share of total funding (45%) than those denominated in euros (37%).

The development of KfW’s business activities in the money market segment was once again very encouraging in 2015. The volume of the euro commercial paper programme created for investors around the world was increased from EUR 40 billion to EUR 50 billion in May 2015 and is KfW’s most important source of short-term funding. As planned, the volume issued in the euro commercial paper programme was considerably higher in 2015 compared to the previous year. The outstanding volume amounted to EUR 31.8 billion at the end of 2015 (year-end 2014: EUR 25.2 billion). The US commercial paper programme, with a programme volume of USD 10 billion, is specially designed for the US market. KfW uses this programme to cover a large portion of its need for short-term funds in US dollars. The volume issued in this programme was also higher than in the previous year. The outstanding volume amounted to USD 8.1 billion at the end of 2015 (year-end 2014: USD 7.6 billion).

OPERATIONAL RISK AND BUSINESS CONTINUITY

MANAGEMENT (OPERATING RISK)

KfW Group uses operating risk as the umbrella term for operational risk and risks arising from business interruption.

KfW Group’s organisational structure provides for a two-tier system comprising decentralised management units and a central control unit liaising with the Operational Risk Committee. Operating risk management is decentralised within the business sectors and the subsidiaries, and is performed by the respective directors or managing directors and the respective sector coordinators of Operational Risk and Business Continuity Management. An operating risk management team performs central control of operating risk in the area of Risk Management and Controlling. It develops the methods and instruments for identifying and assessing operating risk and monitors their uniform application.

The aim of management and control of operational risk and business continuity management is the proactive identification and averting of potential losses for KfW Group, i.e. to make emergencies and crises manageable and to secure KfW Group’s structural ability to remain in operation despite the loss of key resources.

In accordance with Article 3, sentence 52 of the CRR, KfW Group defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal and model risks. Reputational and strategic risks are not included in the definition of operational risk.

Legal risk is the risk of losses resulting from infringement of applicable legislation. This includes the risk of losses due to a change in the law (change in case law or legislation) relating to transactions concluded or investments made in the past, and the risk of having to make payments in connection with alleged infringements of the law. The risk of having to adjust future business activities in response to a change in the law does not constitute an operational risk. KfW Group addresses legal risk by involving its in-house legal department early in the process and by cooperating closely with external legal advisers in Germany and abroad.

Model risk is the potential loss that an institution may suffer as the result of decisions taken largely based on the results of internal models that prove erroneous upon development, implementation or application.

Losses are recorded in KfW Group in an OpRisk events database. After each quarter, a detailed report is made in the relevant departments of the loss events recorded and any measures introduced as a result. The Executive Board, the Board of Supervisory Directors and the Operational Risk Committee are briefed monthly or quarterly as part of internal risk reporting. Ad hoc reports are also made if a loss exceeds a certain level.

In addition, operational risk is systematically recorded in risk assessments that are carried out group-wide. Such assessments also examine new activities in the New Products Process (NPP) as well as outsourced activities in outsourcing management for potential operational risks. Within the risk assessments, operational risk is measured on the basis of internal data or expert estimates which are backed by a distribution assumption for loss frequency and amount. The potential losses revealed in the risk assessments carried out are reported to the directors and heads of department once the data have been collected. Throughout the year, each business area checks the implementation of its risk indicators for the purpose of monitoring whether the potential losses established in the risk assessment are above a fixed threshold value. As part of the risk assessment, the business areas review the implementation of additional risk-mitigating measures (e.g. checks as part of an internal control system – “ICS”).

Business continuity management is implemented if a business interruption occurs due to internal or external events. This is an integrated management process which covers all the aspects of the four key outage and loss scenarios: site outages (building or infrastructure), IT system outages, staff outages and service provider outages. Business continuity management incorporates preventative components (emergency preparedness) and reactive components (emergency and crisis management) in equal measure.

KfW Financial Information 2015 Group management report

For the purpose of business continuity management, business processes are analysed and categorised based on how critical they are, and the supporting resources for each case examined accordingly. Identifying critical business processes and their dependency on supporting resources forms the basis for effective business continuity management. Individual measures are developed for these business processes and their supporting resources, ensuring that the required availability is guaranteed and business risks are reduced. These include emergency workstations, emergency plans, communication tools and alerts/ alarms. KfW Group’s crisis team takes responsibility for crisis management as a whole when unforeseen events occur. It practises emergency and crisis organisation teamwork in regular crisis team tests.

OTHER RISKS

Equity investment risks

In managing equity investment risks, KfW Group differentiates between risks from equity investments at operational level and strategic equity investments.

Equity investments (operational level)

In making operational level private equity investments, the bank fulfils its mandate from the Federal Government to conduct promotional business, particularly financings. Accordingly, there are equity investments in connection with domestic and European investment financing and in the area of Financial Cooperation and in the business sector Export and project finance. Equity investments at operational level are used to carry out KfW Group’s promotional mandate. KfW Group-wide basic rules for equity investments at operational level are set out in guidelines. Specific rules tailored to certain segments of equity investments are also set out in sub-portfolio guidelines, working instructions or risk guidelines. Risk measurement is performed at an individual loan commitment level for operational level equity investments in the same way as for credit risk. In terms of reporting requirements, equity investment portfolio risk is reported separately.

Strategic equity investments

Strategic equity investments support KfW’s mandate of providing an efficient and long-term promotional offering. In addition to reinforcing and expanding core competencies, the focus of this investment type is on complementing KfW’s business sectors. Strategic equity investments normally have a long-term holding period. A dedicated organisational unit is responsible for strategic equity investments based on an equity investment manual that describes legal bases, strategies, principles, procedures and responsibilities of equity investment management. Acquisitions and disposals of, and changes to strategic equity investments are subject to defined due diligence processes, as well as authorisation by the Executive Board and Board of Supervisory Directors in accordance with the KfW Bylaws. In addition, taking a stake in an equity investment in excess of 25% requires authorisation by the Federal Ministry of Finance in accordance with the Federal Budget Code (Bundeshaushaltsordnung – “BHO”). Strategic equity investments and their individual risks are constantly monitored and are presented to the Executive Board as part of an annual equity investment report – as well as in ad hoc reports. The individually defined strategies for the equity investments are updated annually. Moreover, the group is normally represented in the supervisory bodies of its strategic equity investments.

Due to the high risk relevance for KfW Group and for reasons of uniform group management, KfW IPEX-Bank and DEG’s risks are managed as part of KfW Group risk management. For example, the subsidiaries’ business activities are included under the look-through principle in KfW Group-wide limits and in KfW Group’s capital budget, while representatives of the subsidiaries are included in KfW Group’s risk committees. The group also monitors DEG and KfW IPEX-Bank on a stand-alone basis and regularly reports to the Executive Board as part of the monthly internal KfW Group risk report.

Reputational risk

Reputational risk is the risk that the perception of the group from the point of view of the relevant internal and external interest groups will deteriorate for the long term with a negative impact on KfW. This negative impact could lead to a decrease in KfW Group’s net assets, earnings or liquidity (e.g. decline in new business) or may be of a non-monetary nature (e.g. difficulty in recruiting new staff). Reputational risk may arise as a consequence of other types of risk, or independently.

In the risk management process, reputational risk is managed in a decentralised manner. The framework for this purpose includes sustainability management with group-wide environmental and social principles relevant to credit approvals, or basing the management of KfW Group’s own securities portfolio on sustainability criteria. Furthermore, examinations of new activities in the New Products Process as well as of outsourced activities in outsourcing management are regularly conducted to detect potential reputational risks.

Moreover, as part of risk identification, the central reputational risk control function coordinates qualitative reputational risk assessment and creates a risk profile outlining the group’s greatest reputational risks. In addition, reputational risk events that have occurred are reported on an ongoing basis.

Project risk

Original project risk comprises, in particular, planning assumptions that turn out to be inaccurate. Project risk has implications for the achievement of project objectives with regard to cost, time and quality (e.g. underestimating the cost of implementation, failing to take account of time constraints arising from parallel projects). KfW Group’s project risk arises particularly in connection with various major long-term projects. Managing project risk is part of project management and takes place in both the project planning and execution stages.

KfW Financial Information 2015 Group management report

The Central Project Management Office supports major projects in fulfilling their objectives and achieving their targets. As the central authority for project portfolio management, it provides the methodological framework for KfW Group’s major project implementation and creates transparency at the level of the entire project portfolio. This enables the Project Board and Executive

Board to take targeted decisions. Setting methodological requirements through the Central Project Management Office enables a consistently high quality of implementation. Compliance with this framework and these requirements by major projects is also monitored and supported.

Internal monitoring procedures

Internal Auditing

Internal Auditing is an instrument of the Executive Board. As an entity that works independently of KfW Group procedures, it audits and assesses all of KfW Group’s processes and activities to identify the risks involved and reports directly to the Executive Board.

With a view to risk management processes, Internal Auditing in 2015 audited the decentralised risk management processes and central aspects of risk management and risk control which were relevant group-wide. Focal points included analyses of market risk and reporting in support of major projects, as well as assessing the management of the application of the KWG standards. Regarding decentralised risk management processes, the audit focused on processes in risk management of financial institutions and strategic equity investments, among other areas.

As in previous years, Internal Auditing also monitored the continued development of risk measurement procedures in 2015 by participating (with guest status) in meetings of decision-making bodies.

Internal Auditing also functions as KfW Group’s internal auditing department. It is involved in subsidiaries’ audit planning and incorporates the audit results of the subsidiaries’ internal auditing departments in group-wide internal audit reporting.

Compliance

The success of KfW Group is largely based on the confidence its shareholders, customers, business partners, employees and the general public place in its efficiency and above all in its integrity. This confidence rests not least on the implementation of and compliance with relevant statutory, supervisory and internal regulations and other relevant laws and rules. The Executive Board bears the overall responsibility for compliance in the Group. The Executive Board delegates the associated tasks to the Compliance department.

The Compliance organisation structure is aligned with the requirements for a MaRisk compliance function. Adhering to this, group compliance has, for a number of years, included measures to comply with data protection regulations as well as measures for the prevention of insider trading, money laundering, terrorism financing and other criminal activities, and for monitoring legal requirements and the associated implementation measures. There are therefore binding rules and procedures that influence the day-to-day implementation of values and the corporate culture, which are continually updated to reflect current law as well as market requirements.

Regular training sessions on compliance and anti-money laundering are held for KfW Group employees. In addition to these classroom seminars, e-learning programmes on data protection, information security, securities compliance, and prevention of money laundering and fraud are available.

Internal control system (ICS)

The aim of KfW Group’s ICS is to use suitable principles, measures and procedures to ensure the effectiveness and profitability of business activities, compliance with the legal requirements applicable to KfW Group, the accuracy and reliability of external and internal accounting, and the protection of assets.

There are group-wide ICS rules as well as binding group-wide minimum requirements of the ICS. KfW Group’s ICS is based on the relevant legal (bank regulatory) requirements8), in particular those set forth in the KWG and MaRisk, and the market standard COSO model9).

In accordance with the COSO model, the ICS consists of the five following interrelated components: control environment, risk assessment, control activities, information/communication and monitoring/auditing. These components extend to all KfW Group’s organisational entities, functions and processes. The control environment is the environment within which KfW Group introduces and applies rules. Risk assessment includes the identification, analysis and evaluation of risks that result from implementing corporate strategy. Control activities are aimed at achieving corporate objectives effectively and detecting or mini-mising risks. Adequate information and communication procedures in KfW Group enable all stakeholders to be provided with the information they need in the necessary detail. Appropriate monitoring and audit mechanisms determine the functionality and effectiveness of the ICS.

Procedural rules form the basis of the ICS. This framework lays out the conditions for proper business organisation in KfW Group and formulates binding rules and requirements for preparing organisational guidelines including process diagrams and controls.

8)	See Section 25a (1) no. 1 KWG, MaRisk AT 4.3, and Sections 289 (5), 315 (2) no. 5, 324, and 264 d HGB.
9)	COSO = Committee of Sponsoring Organizations of the Treadway Commission, www.coso.org

KfW Financial Information 2015 Group management report

Workflow organisational measures and controls ensure that monitoring is integrated into processes. Monitoring measures integrated into processes serve to avoid, reduce, detect and/or correct processing errors or financial loss.

KfW Group has implemented accounting-related controls to mini-mise the risk of error in stand-alone and consolidated financial statements and ensure the correctness and reliability of internal and external financial reporting. The accounting-related controls are part of the ICS.

In ICS testing, Internal Auditing examines the proper implementation of controls relevant to ICS.

The system is supplemented by the Compliance department, which, on the basis of statutory and supervisory requirements/ conditions, defines and monitors compliance with relevant measures. The Compliance function performs regular process-based and accompanying monitoring of the relevant areas of the internal control system. It also takes into account the results of the Risk Controlling function (including OpRisk).

The adequacy and effectiveness of the ICS is also assessed by Internal Auditing on the basis of risk-based audits carried out independently of group procedures.

The details of the implementation of the internal control system at KfW and its legally independent subsidiaries KfW IPEX-Bank and DEG are determined by central requirements as well as the relevant business sectors and risk strategies.

The Executive Board holds overall responsibility for the group’s internal control system. At DEG and KfW IPEX-Bank, overall responsibility is held by the management. The design and implementation at the different corporate levels is the responsibility of the relevant managers according to the organisational structure. A report is rendered annually to KfW Group’s supervisory bodies.

To ensure the adequacy and effectiveness of the ICS, KfW Group regularly scrutinises and continually refines KfW Group’s standards and conventions and ensures that they are implemented in the business sectors on a permanent basis.

KfW Financial Information 2015 Group management report

Forecast and opportunity report

General economic environment and development trends

KfW expects global growth of 2 3⁄4 to 3 3⁄4% for the year 2016, which means that global economic momentum will likely turn out to be somewhat stronger than in 2015.

Economic recovery is expected to continue in the industrialised countries in 2016, particularly in the largest economies: the United States, the euro area and Japan. Improved employment prospects in many countries, increasing private consumption, appropriate fiscal policy (there is no longer excessive pressure to reduce budgetary expenses), lower prices for energy and other commodities as well as the persisting favourable interest rate environment are all conducive to the expected continuation of economic recovery.

There are considerable differences in the rates of growth among the group of developing and transition countries. Major emerging market countries (Brazil, Russia, etc.) and commodity exporters remain in a very difficult phase. China’s economic slowdown is expected to gradually continue, although a hard landing is unlikely. Key factors for developing and transition countries are, on the one hand, external (commodity prices, USD exchange rate and dependency on the Chinese and industrialised countries’ economies). On the other hand, however, these countries have the power themselves to improve their prospects through economic reforms.

The members of the EMU will continue their gradual recovery in 2016. Of positive note is in fact that the upward trend now has a broader regional foundation. Private consumption remains the main growth driver, supported by a reduction in unemployment. As in the previous year, expansionary monetary policy is likely to buoy the real economy by reviving lending and weakening the euro. Fiscal policy is also lending some support for the first time since 2010. Additional spending to address refugee migration and combat terrorism are contributing factors as well. Overall, KfW forecasts annual price-adjusted GDP growth of around 1.6% in EMU countries in 2016. Despite the progress, the persisting weak period is set to continue for some time yet; euro area production will remain below its potential in 2016 as well. The associated high rate of unemployment continues to place a strain on political stability.

The German economy was generally in a healthy state at the beginning of 2016. The business climate improved considerably over the course of the previous year, despite sagging somewhat at the start of the new year due to worldwide stock exchange turmoil. The main driver of economic momentum, brisk domestic demand, remains strong. Employment will continue to rise, along with wages. Inflation and interest rates will remain low on average over the year. Thus, consumer spending will again be the most significant driver of growth in 2016. As with housing construction, consumer spending will also receive an additional boost from the influx of refugees. Exports are likely to increase – in view of the anticipated improvement in emerging market countries’ recently disappointing growth as well as the continuation of Europe’s moderate recovery – and ensure better utilisation of industrial capacity. Corporate investments should consequently recover, after having had temporarily lost some momentum in 2015. All in all, KfW expects real growth in 2016 to be similar to that of the previous year (1.7%). The 2016 economic growth forecasts publicly available at the beginning of 2016 ranged from 1.3% to 2.2%.

The low interest rate environment will remain for the course of 2016 as well. The US Federal Reserve began its exit from its ultra-loose monetary policy by increasing interest rates for the first time in nine years. However, the US Federal Reserve will likely proceed very cautiously in further tightening the monetary reins. The ECB will maintain its very expansionary monetary policy for quite some time yet, as stressed not least in the December 2015 resolution to extend its securities purchase programme until March 2017 or later. In this environment, there continues to be minimal potential to increase interest rates, particularly in the euro area.

The fact that the United States, on the one hand, and the euro area and Japan, on the other, now pursue opposing monetary policies, combined with uncertainty regarding the pace at which the United States will undertake subsequent interest rate increases, poses risks for other countries as well. International equity, bond and currency markets are thus likely to become volatile.

Significant geopolitical and global economic risks persist. For Europe and Germany, these risks are concentrated in the international environment. Political controversies (triggered, for example, by the influx of refugees or the lack of progress in countries undertaking reforms), unfavourable geopolitical developments and new terrorist attacks could harm confidence in the recovery and, just as another unexpected downturn in the global economy (for example, as a result of increasing interest rates too quickly in the United States, commodity price turbulence or a stronger economic slowdown in China), could result in real growth that is lower than the forecast in this report.

KfW Financial Information 2015 Group management report

Risk outlook – Risk situation and risk-bearing capacity

The industrialised countries as a group are showing moderately positive economic growth at present. Although this trend remains driven primarily by positive momentum in the United States, growth prospects for the euro area have also improved. However, due to a potential policy change and persisting structural problems, euro area political risk is likely to remain an important factor. Although Japan’s prospects have improved slightly, economic momentum will remain at a low level. Many emerging market countries have recently experienced a significant slowdown in growth. Commodity-exporting countries in particular have suffered significant declines in growth as well as currency depreciation. This group remains highly vulnerable to new shocks. In addition, there is the risk that geopolitical tensions or renewed unrest in the financial markets may trigger a considerable setback. Accordingly, the risks for global economic activity remain high.

Implementation of the bail-in rules represents the key reform for European banks in 2016. These rules permanently change the risk profile for bank bonds and will likely result in slight increases in funding costs. Given that the ECB will continue to pursue its expansionary monetary policy in 2016 and accordingly maintain the low interest rate environment with narrow margins, cost-cutting programmes at banks will continue to play an important role. Reducing bad debt as a means of decreasing the share of non-performing loans in loan portfolios will continue to be important to banks in 2016. Regulatory pressure on banks’ capitalisation will also remain high. After the significant rise in Tier 1 capital ratios in the past few years, there is likely to be a stronger focus in 2016 on the creation of Tier 2 capital and other loss-bearing liabilities in order to meet future requirements for Total Loss-Absorbing Capacity (TLAC) and the minimum requirement for eligible liabilities (MREL). The political changes in the euro area’s peripheral countries, the tension between Russia and Ukraine and between Russia and Turkey, and the economic uncertainties in China pose further potential risks for banks active in those regions.

Slightly better performance is expected from the German corporate sector in 2016 than in 2015. The positive impetus primarily stems from private households. Companies continue to benefit from favourable terms due to good credit availability and lending structures that are gradually being eased. The effects on Volkswagen but also on the European automotive industry as a whole of the scandal involving the manipulation of exhaust emissions cannot be estimated yet.

The German private equity market recently hit a new high. The persisting low interest rate environment, increasing interest in German companies among foreign investors, but also new financing offerings on the domestic market – both public and private – are being met with commensurate demand for equity financing, particularly in the venture capital area. The market outlook for 2016 also appears favourable, due to these positive conditions. However, the positive sentiment may wane depending on the development of the general political-economic environment. Compared with the previous year, a mixed picture is emerging for 2016 in the major countries in which DEG invests. Slightly higher economic growth can be expected in Africa and emerging markets. Expectations for developing countries remain cautious.

As in the previous year, the European securitisation market is likely to be influenced by the ECB’s ABS purchase programme in 2016. The strong demand from the ECB will run up against a still rather limited supply, resulting, in combination with the ECB’s expansionary monetary policy, in continued pressure on yields. The performance outlook for securitisations from core and northern Europe remains constant at a positive level. Slightly positive fundamental performance is expected from periphery ABSs in 2016, in view of a certain amount of macroeconomic recovery in their countries of origin.

Overall, KfW does not anticipate expected developments in the segments of the group that are relevant in terms of risk to have material effects on the group’s risk situation.

The forecasts for KfW Group’s Tier 1 and total capital ratios prepared in the group’s internal capital adequacy process show that they are likely to clearly meet the expected legally required minimum levels in 2016. Stable overall developments are anticipated for the group’s economic risk-bearing capacity (99.99% solvency level) in 2016.

Potential changes in economic, political, legal and regulatory conditions may have a significant impact on capital ratios and economic risk-bearing capacity. There is thus considerable uncertainty regarding the forecast for 2016.

The year 2015 showed a stable liquidity situation, and key liquidity risk indicators were within the defined limits at all times. Planned funding volume was increased given the rise in new commitment volume in the second half of 2015. Moreover, the greater need for follow-up funding necessitates an additional adjustment of the funding target in 2016. Unscheduled repayments can be expected to remain at a high level. No significant changes in liquidity risk are anticipated, due to the continued stable funding situation.

KfW Financial Information 2015 Group management report

New business projections

Overview

The planned new business volume of EUR 74.9 billion for 2016 is below the 2015 figure (EUR 79.3 billion), which was influenced by non-recurring effects, particularly in the business sector Export and project finance. While a decrease in promotional business volume is expected in the business sector Export and project finance due to the exceptional situation in 2015, the promotional business volume in the domestic business sectors and in Promotion of developing and transition countries is expected to remain almost at the level of 2015. To implement KfW Group’s strategic objectives, the plans for the group’s business sectors contain measures with a strategic focus on financings with a high degree of relevance to development and on an orientation of business activities towards the key megatrends of “climate change and the environment”, “globalisation and technical progress” and “demographic change”. The portion of new commitment volume dedicated to climate and environmental protection financing is planned to be 34%, thereby achieving the strategic objective requirement of approximately 35%. The strategic objective with respect to the SME share of financing is also expected to be achieved; the share of planned financing for SMEs in domestic promotional business of 45% is expected to be at the target level set in the strategic objectives (approximately 45%).

The focus in KfW’s domestic promotional business will remain on SME financing and on safeguarding the viability of companies. KfW’s international business areas are staying on course for growth in the medium term in order to support the internationalisation of German companies as part of globalisation.

Domestic business

Domestically, KfW supports the German economy with the promotional programmes of the business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) through the promotion of investments by private individuals, companies, cities and municipalities as well as non-profit and social organisations.

Mittelstandsbank (SME Bank) regards itself as a reliable and goals-oriented financing partner of SMEs in Germany for the future. In addition to a reliable offering of basic financing, Mittel-standsbank also provides products geared specially to innovation in order to strengthen the SME sector and improve its ability to adapt to global competition; it also indirectly contributes to creating and safeguarding jobs by means of inexpensive, long-term financings for investment and start-up projects, as well as for corporate succession.

Mittelstandsbank remains an important financing partner in environmental and climate protection with around 40% of its commitment volume, thus making an important contribution to Germany’s energy transition (Energiewende). In 2015, implementation of the new energy efficiency programme to promote energy efficiency measures in the commercial sector significantly improved this area’s promotional offering further.

The following market developments are important external factors for Mittelstandsbank:

1.	Favourable prospects for the German economy in 2016; increasing demand for lending given the low interest rate environment and revival or expansion of corporate investments in Germany.
2.	The digitalisation of the financing landscape (increasing internet awareness among customers, new online providers, digitalisation activities on the part of banks) and of SMEs (Industry 4.0, etc.) is advancing at a fast pace and with great disruptive power.
3.	Companies’ innovative power and speed are therefore key to the success of Germany’s economic development. At the same time, the aging of SME entrepreneurs reduces their propensity for innovation and investment, what makes the issue of corporate succession even more important.
4.	The energy transition remains one of the German government’s chief economic and environmental policy projects, further strengthened by the G7 decarbonisation commitment and the Paris Agreement on the reduction of climate change. Environmental and climate protection financing thus continues to be strongly shaped by the regulatory framework at national and European levels, particularly for investments in renewable energy, expansion of which depends primarily on how the national promotional system is designed.

Consequently, the focus is on the following areas in 2016:

–	Expanding Mittelstandsbank’s already high commitment level in the context of Germany’s energy transition and supporting the Federal Government in achieving its energy and climate protection targets.
–	Full implementation and further development of an equity investment strategy with the launch of a co-investment fund (scheduled for the beginning of 2016).
–	Improved marketing of the product offering for SME corporate succession.
–	Expansion of the promotional offerings for digitalisation/Industry 4.0.
–	Systematic digitalisation of all dimensions of the promotional business (products, marketing, processes) as the main medium-term strategic target of Mittelstandsbank. As of mid-2016, the “On-lending Online 2.0” distribution platform for Mittelstandsbank’s first products as well as for its pilot sales partners is expected to go live, paving the way for the fully online application and approval of commercial promotional products.

Mittelstandsbank plans to continue providing financing at the same level in 2016 as in the previous year with new business volume totalling EUR 20.7 billion.

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)

continues to focus its promotional activities on the two megatrends “climate change and the environment” and “demographic change”. In addition to its focus on private clients, the long-term objective of the business sector is to continue being a reliable partner to municipalities and municipal service companies as well as to the promotional institutions of the federal states

(Landesförderinstitute).

Four major factors contribute to ongoing high demand in KfW’s private client business in the medium term:

KfW Financial Information 2015 Group management report

1.	Climate change and Germany’s energy transition drive up demand in the housing-related programmes for “Energy-efficient Construction and Refurbishment”.
2.	The persisting low interest rate favours investments in residential properties.
3.	Demographic change requires increasing investment in the development of needs-based housing.
4.	The increased intensity of education and the qualifications of professionals require continued strong commitment to educational programmes for primary and secondary school pupils, university students and those in professional training.

The “Energy-efficient Construction and Refurbishment” programmes, in particular, position KfW as a main promoter of environmental protection for private clients and a standard setter for energy efficiency in residential buildings. The business sector pursues the strategic aim of “demographic change” within the framework of promotional activities through programmes to improve accessibility in existing properties and public spaces, as well as through reliable and customer-focused financing offerings for housing and education. This strategic aim for further development of education financing towards “lifelong learning” supports KfW’s “private individuals” customer group. In the promotion of municipal infrastructure, the two basic programmes “IKK – Investment Loans for Municipalities” and “IKU – Investment Loans for Municipal Companies and Social Organisations” serve to position KfW as a reliable partner to municipalities and municipal service companies. In infrastructure promotion too, KfW is increasingly focusing on the aims of climate and environmental protection and consequently the promotion of energy efficiency and energy saving. Overcoming the refugee crisis presents particular challenges for municipalities to make refugee accommodation available at short notice. It also creates an additional need for investments in schools and childcare facilities. Demand also persists for KfW’s commitment to support municipalities and their promotion of investment. As a refinancing partner for the promotional institutions of the federal states, the business sector aims to ensure the business volume of programme-based global loans at the current high level and selectively expand it for programmes relevant to Germany’s energy transition and social housing promotion. The business volume of “general funding” is to be expanded to a certain degree. Due to the major importance of KfW’s customer group SME, the business sector’s traditional domestic promotional offering is complemented primarily by global loans for lease financing and global loans to selected European commercial and promotional banks for SME and energy-efficiency financing.

For 2016, Kommunal- und Privatkundenbank/Kreditinstitute expects a promotional business volume of EUR 28.4 billion.

Capital markets

Efforts to stabilise and diversify SME financing via the capital markets remain under way at European level. Securitisation products, for example, play a major role in the European Commission’s action plan for a European Capital Markets Union. In its activities to provide capital market-based support to SMEs, the business sector Capital markets contributes to diversifying and stabilising funding opportunities in the commercial sector.

Promotion in this business sector has been gradually extended to include Europe since spring 2015 under the expanded promotional mandate via the Federal Ministry for Economic Affairs and Energy and the Federal Ministry of Finance. In addition, KfW along with the European Investment Fund (EIF) heads a working group consisting of European national promotional institutions and the EIF on the issue of “SME securitisation in Europe”. The aim of this working group is joint involvement in SME securitisation transactions. To this end, the working group is defining standardised processes and minimum criteria under which the different promotional institutions can participate in these securitisation transactions.

KfW has invested in green bonds since April 2015 under a promotional mandate of the Federal Ministry for the Environment, Nature Conservation, Building and Nuclear Safety in order to make a contribution to funding suitable environmental and climate protection projects via the capital markets as well to support further development of the young market segment. KfW will continue to expand its portfolio to EUR 1 billion over the coming three to four years.

For 2016, the business sector Capital markets expects new business volume for both products of EUR 1.3 billion.

International business

The objective of the Export and project finance business sector continues to be, as a specialist financier and responsible partner, to strengthen the German and European economy. Economic performance in the markets relevant to the business sector is stable in Germany and moderately positive in Europe. The euro area’s recovery provides important impetus for export industry customers. A structural slowdown in growth can be noted in the relevant developing and transition countries, for example, in China, Russia and Brazil. Uncertainties such as China’s economic growth, tension in Europe and continued conflicts between Russia and Ukraine persist. Overall, there is still sufficient potential for German and European exporters and enterprises that invest in their competitiveness, and thus there are also opportunities for the Export and project finance business sector.

The Export and project finance business sector aims to sustainably support the German and European economy with project and export financing to maintain and increase competitiveness and internationalisation, as well as to increase its contribution to the group result.

The business sector pursues the continued enhancement of structuring expertise and strengthens collaboration with banks to achieve its strategic aims.

Development of new business was extremely positive in 2015, primarily driven by high demand. However, continuing this unexpected development in the coming years will only be possible to a limited extent. The business sector Export and project finance plans new business volume of EUR 16.2 billion for 2016 in order to stay its growth course.

The Promotion of developing and transition countries business sector encompasses the business activities of KfW Development Bank and DEG.

KfW Financial Information 2015 Group management report

KfW Development Bank faces a particular challenge over the next few years: the Federal Government significantly increased public budget funds (official development assistance – “ODA”) for the areas of international environmental and climate protection and development cooperation by EUR 8.3 billion over a four-year period. In addition to the focus on environmental and climate financing, the issues of fragile countries, refugees and food, and rural development are of major importance. The development ministers of the Organisation for Economic Co-operation and Development (OECD) have also agreed on a new definition of ODA. For KfW Development Bank, this means that its development and promotional loans covered by the Federal Government can continue to be counted towards Germany’s ODA ratio. National and international development banks such as KfW also play a key role as long-term, countercyclical project finance providers with proven sector and country expertise, which increasingly mobilise private investments for development purposes. To achieve its strategic objective of “sustainable promotion”, KfW Development Bank aims to further position itself with its comparative advantages. Apart from continuing the high new commitment level of development and promotional loans, public budget fund loans are also to be expanded. The aim is to incorporate the resolutions adopted at the development and climate conferences in 2015 into specific approaches for KfW Development Bank and to also develop additional promotional solutions for fragile countries and in consideration of refugees.

KfW Development Bank will also continue to position itself as the main implementer of the Federal Government’s environmental and climate protection financing. It will further diversify the business sector, and improve growth potential, particularly in emerging market countries. Measures include the implementation of new innovative promotional approaches (e.g. climate risk insurance) and further development of the climate adaptation portfolio, e.g. in the water sector or urban development. KfW Development Bank advises the Federal Government on structuring international climate financing.

Due to the rapid urbanisation in many parts of the world and the related requirements for efficient urban infrastructure of adequate quality, KfW Development Bank considers urban development a key area for 2016.

Efforts continue to expand targeted cooperation with strategic partners through collaboration with the European Commission on the European Union (EU) blending platform and in developing a collateralisation instrument. The Green Climate Fund, a new major player in climate financing, and the Department for International Development are also relevant cooperation partners. For 2016, KfW Development Bank expects a commitment volume of EUR 6.7 billion.

Apart from the “climate change and the environment” megatrend, the other main trend affecting DEG’s business is globalisation,

especially the changing role of developing and transition countries. The challenging situation in important target markets and high volatility in important currencies put increased demand on DEG’s market cultivation and risk management. The markets in developing and transition countries differ from each other in performance, even if they are on the same continent. Numerous conflicts, particularly in Ukraine, the Middle East and parts of Africa, have severely limited activity in specific regions, however. The outlook for Africa and Asia and parts of Latin America ranges from subdued to good. The consequences of the Ukraine crisis as well as the situation in the euro area, which is only slowly recovering, are having a negative impact on the Europe/Caucasus region.

As the leading European provider of development financing, DEG must continue to develop its business model in innovative ways, also in the context of the global sustainability agenda. Bilateral and multilateral development financing institutions are developing regionally and expanding their product range. Socially responsible investors are becoming increasingly involved in DEG’s markets. In order to establish its role as a promoter of the private economy for the long term, DEG focuses on differentiation and offers value-added solutions in addition to financing. SME promotion and risk capital financing continue to form DEG’s strategic foundation in this regard. As the risk capital provider in KfW’s foreign business, DEG offers its customers mezzanine capital and equity for sustainable growth. DEG complements direct and indirect financing of SMEs through targeted consultancy services for financial intermediaries, while also supporting investments by SMEs. Its most important strategic objective is financing and supporting German businesses in their internationalisation strategies. In financing providers of renewable and efficient energy and improving the climatic and environmental quality of their activity, DEG is reinforcing its position as a sustainable promoter of climate and environmental protection. As a reliable and competent partner with a high degree of country and sector expertise as well as local networks, DEG helps its customers to attain sustainable business success in developing and transition countries. DEG is established in markets relevant to development policy with high growth potential and is active in Africa and other emerging markets, such as in the International Development Association group and post-conflict countries. For financial year 2016, DEG expects new business volume of EUR 1.6 billion.

Privatisation transactions with the German

Federal Government

In connection with the Federal Government’s privatisation transactions, KfW is generally prepared to conduct further privatisation transactions in 2016, taking into account market conditions and the strategic requirements of the Federal Government.

Funding projections

As one of the world’s largest non-governmental issuers, KfW issues bonds worldwide and has top-notch credit quality thanks to the explicit, direct guarantee from the Federal Republic of

Germany. KfW has achieved a stable position in the capital markets with a well-diversified and long-term funding strategy. It enjoys an excellent reputation among international market

KfW Financial Information 2015 Group management report

participants and can react in a flexible way to changing market conditions. KfW seeks to maintain this position with great care and responsibility.

KfW anticipates a high funding volume over the next two years. KfW expects funding volume via the capital markets to be in a range between EUR 70 billion and EUR 75 billion in 2016.

Its funding strategy is based on reliable and forward-looking action, taking investor needs and market conditions into account. KfW gears its bond supply and wide product range towards demand-side needs and is thus well received by investors around the world. The three most important pillars of KfW’s funding strategy remain highly liquid benchmark bonds in euros and US dollars, public bonds and private placements.

Green bond issues in euros and US dollars were continued in 2015 as part of the bank’s sustainability strategy in the Capital markets sector and were offered for the first time in Swedish kronor, Australian dollars and pounds sterling. A further impetus to funding was provided through an inaugural issuance in the New Zealand Kauri bond market. Further activities are planned for 2016.

Earnings projections

In the current group earnings projections for 2016, KfW expects Consolidated profit (before IFRS effects from hedging) of slightly under EUR 1 billion based on anticipated macroeconomic conditions. The expected result is thus at the lower end of the strategic objectives range.

Contributions from Net interest income and Net commission income (in each case before promotional activity) are at a high level similar to that of previous years; however, the negative effects due to the ongoing low interest environment are increasingly noticeable. Thus, projected interest rate margins from the lending business of around the same level as in 2015 will likely be offset by declining results from interest rate and liquidity maturity transformation.

Expected Administrative expense for 2016 exceed those of 2015. This increase is expected to be largely due to cost increases from modernisation, growth in the foreign business sectors and personnel cost increases associated with collective agreements. This also raises the expected cost-income ratio before promotional activity compared with the previous year.

The projected standard risk costs, which as a long-standing historical average are considerably higher for 2016 than the actual risk provisions for lending business in 2015, will have a negative effect on earnings. KfW expects its promotional activity to increase again in 2016.

KfW’s business model is oriented towards the medium to long term; income from the lending business (interest rate margins and net commission income) in particular is very stable. Opportunities and risks for consolidated profit may arise above all for the treasury result from deviating market conditions in conjunction with KfW’s positioning. In addition, opportunities and risks may arise for the valuations as a result of risk provisions that may vary from those planned as well as a result of temporary effects on results arising from the valuation of economically effective hedges (IFRS-related effects on results). The latter have no economic basis and therefore are not explicitly included in KfW’s planning.

HR strategy/development of workforce

Adequate staffing is a key requirement for implementing KfW’s business strategy.

Short and medium-term planning at KfW is complemented by strategic personnel planning for the future. This is currently being developed for major strategic projects in particular with the aim of early identification of necessary changes in terms of professional skills and to implement measures to accommodate these effects.

In view of the modernisation projects, the development of more professional approaches and increased efficiency currently under way at KfW (including SAP financial architecture, customer communication and process efficiency), KfW’s HR development, with its core function of professional and personal qualification of all employees, plays an important role. This is supported by a comprehensive programme of seminars, language lessons, workshops and individual departmental and team training, as well as practical observation training and job rotations, offered both in-house and externally. A new skills model for the selection and development of managers has been developed, and established instruments like shadowing, assessment of potential and mentoring have been further developed. With its professionalised and expanded change management programme, HR provides support for the numerous intensive change processes and major projects under way at the bank.

KfW supports its staff in terms of gender balance, particularly by reconciling career and family life and offering flexible working hours.

KfW Financial Information 2015 Group management report

 Consolidated financial statements

Consolidated statement of comprehensive income		46

Consolidated statement of financial position		48

Consolidated statement of changes in equity		49

Consolidated statement of cash flows		53

Notes		55

Accounting policies		56
(1)	Basis of presentation	56
(2)	Judgements and accounting estimates	57
(3)	Assessment of the impact of new or amended IFRS/IFRIC standards applied for the first time or to be applied in the future	57
(4)	Assessment of the new and amended standards already published by the International Accounting Standards Board (IASB), which had not yet been adopted by the EU into European law as of the reporting date, and which are of importance to the group	58
(5)	Group of consolidated companies	59
(6)	Basis of consolidation	59
(7)	Financial instruments: recognition and measurement	60
(8)	Financial instruments: valuation techniques	63
(9)	Promotional lending business at KfW	65
(10)	Financial derivatives and hedging relationships	66
(11)	Treatment of embedded derivatives	67
(12)	Credit derivatives	68
(13)	Foreign currency translation	68
(14)	Loans and advances to banks and customers	68
(15)	Risk provisions for lending business	69
(16)	Securities and investments	69
(17)	Repurchase agreements	70
(18)	Property, plant and equipment	70
(19)	Intangible assets	71
(20)	Taxes on income	71
(21)	Liabilities to banks and customers and Certificated liabilities	71
(22)	Provisions	72
(23)	Subordinated liabilities	73
(24)	Equity	73
(25)	Contingent liabilities and irrevocable loan commitments	73
(26)	Trust activities	74
(27)	Leasing transactions	74

Notes to the statement of comprehensive income		75
(28)	Net interest income	75
(29)	Risk provisions for lending business	76
(30)	Net commission income	76
(31)	Net gains/losses from hedge accounting	77
(32)	Net gains/losses from other financial instruments at fair value through profit or loss	78
(33)	Net gains/losses from securities and investments	80
(34)	Net gains/losses from investments accounted for using the equity method	81
(35)	Administrative expense	81
(36)	Net other operating income	82
(37)	Taxes on income	82
(38)	Other comprehensive income	84

Consolidated statement of

comprehensive income

Income statement

	Notes	2015	2014	Change
		EUR in millions	EUR in millions	EUR in millions

Interest income	(28)	9,691	10,851	–1,160
Interest expense	(28)	7,090	8,428	–1,337
Net interest income		2,601	2,423	177
Risk provisions for lending business	(15), (29)	–48	–143	95
Net interest income after risk provisions		2,553	2,281	272
Commission income	(30)	336	384	–47
Commission expense	(30)	80	76	3
Net commission income		257	307	–50
Net gains/losses from hedge accounting	(10), (11)	175	173	2
Net gains/losses from other financial instruments at fair value through profit or loss	(11), (12), (32)	303	–104	407
Net gains/losses from securities and investments	(16), (33)	25	–3	28
Net gains/losses from investments accounted for using the equity method	(6), (34)	18	7	10
Administrative expense	(35)	1,136	1,072	64
Net other operating income	(36)	107	20	87
Profit/loss from operating activities		2,302	1,609	692
Taxes on income	(20), (37)	130	95	35
Consolidated profit		2,171	1,514	657

Consolidated statement of comprehensive income

	Notes	2015	2014	Change
		EUR in millions	EUR in millions	EUR in millions

Consolidated profit		2,171	1,514	657
Amounts reclassifiable to the income statement		–41	65	–106
Other comprehensive income from financial instruments	(16), (38)	–42	55	–96
Other comprehensive income from deferred taxes on financial instruments	(20), (38)	1	0	1
Other comprehensive income from investments accounted for using the equity method	(6), (38)	0	10	–10
Amounts not reclassified to the income statement		221	–485	706
Other comprehensive income from defined-benefit plan pension commitments	(22)	231	–506	737
Other comprehensive income from deferred taxes on defined-benefit plan pension commitments	(20)	–10	21	–31
Other comprehensive income, total		180	–420	600
Consolidated comprehensive income		2,351	1,094	1,257

KfW Financial Information 2015 Consolidated financial statements

Other comprehensive income comprises amounts recognised directly in equity under Revaluation reserves. These amounts include income and expenses from financial instruments classified as available-for-sale financial assets, changes in actuarial gains and losses for defined-benefit plan pension commitments, and changes in deferred taxes reported depending on the underlying transaction.

Presentation of reclassification amounts included in the income statement

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Reclassification amounts relating to financial instruments	17	22	–4
Reclassification amounts relating to deferred taxes on financial instruments	0	0	0
Reclassification amounts relating to investments accounted for using the equity method	0	10	–10
Total	17	32	–15

The reclassification amounts detailed in the table above represent income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognised directly in equity in the Revaluation reserves. They also include amortisation of Revaluation reserves related to the reclassification of Securities and investments from the measurement category available-for-sale financial assets to the loans and receivables measurement category. Income recognised in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

KfW Financial Information 2015 Consolidated financial statements

Consolidated statement of

financial position

Assets

	Notes	31 Dec. 2015	31 Dec. 2014	Change
		EUR in millions	EUR in millions	EUR in millions
Cash reserves	(41)	460	786	–326
Loans and advances to banks	(9), (14), (15), (42)	277,050	279,867	–2,818
Loans and advances to customers	(9), (14), (15), (43)	134,708	119,910	14,798
Risk provisions for lending business	(15), (44)	–1,743	–1,857	114
Value adjustments from macro fair value hedge accounting	(10), (45)	14,420	18,461	–4,041
Derivatives used for hedge accounting	(10), (46)	34,641	29,569	5,073
Other derivatives	(10), (11), (12), (47)	9,014	8,894	120
Securities and investments	(16), (17), (48)	31,634	30,722	913
Investments accounted for using the equity method	(6), (49)	290	178	112
Property, plant and equipment	(18), (50)	919	912	7
Intangible assets	(19), (51)	206	158	49
Income tax assets	(20), (52)	410	410	0
Other assets	(53)	962	1,063	–100
Total		502,973	489,072	13,900

Liabilities and equity

	Notes	31 Dec. 2015	31 Dec. 2014	Change
		EUR in millions	EUR in millions	EUR in millions
Liabilities to banks	(12), (21), (54)	24,004	17,951	6,052
Liabilities to customers	(12), (21), (55)	9,624	10,082	–458
Certificated liabilities	(21), (56)	415,200	403,997	11,203
Value adjustments from macro fair value hedge accounting	(10), (57)	132	159	–26
Derivatives used for hedge accounting	(10), (58)	21,892	25,495	–3,602
Other derivatives	(10), (11), (12), (59)	2,626	2,975	–349
Provisions	(9), (15), (22), (60)	2,598	2,801	–204
Income tax liabilities	(20), (61)	284	320	–36
Other liabilities	(23), (62)	1,113	1,447	–334
Subordinated liabilities	(23), (63)	300	2,247	–1,947
Equity	(24), (64)	25,200	21,598	3,602
Paid-in subscribed capital		3,300	3,300	0
Capital reserve		8,447	7,197	1,250
Reserve from the ERP Special Fund		1,191	1,191	0
Retained earnings		12,091	10,019	2,072
Fund for general banking risks		600	500	100
Revaluation reserves	(6), (16), (22), (60)	–429	–608	180
Total		502,973	489,072	13,900

KfW Financial Information 2015 Consolidated financial statements

Consolidated statement of

changes in equity

Consolidated statement of changes in equity in the financial year 2015

	As of 1 Jan. 2015	Changes in consolidated group	Owner-related changes in equity	Appropriation of comprehen- sive income 2015	As of 31 Dec. 2015
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Subscribed capital	3,750	0	0	0	3,750
less uncalled outstanding contributions	–450	0	0	0	–450
Capital reserve	7,197	0	1,250	0	8,447
of which promotional reserves from the ERP Special Fund	5,900	0	1,250	0	7,150
Reserve from the ERP Special Fund	1,191	0	0	0	1,191
Retained earnings	10,019	0	0	2,071	12,091
Statutory reserve under Article 10 (2) KfW Law	1,875	0	0	0	1,875
Special reserve under Article 10 (3) KfW Law	5,690	0	0	1,331	7,022
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	0	21
Other retained earnings	2,432	0	0	740	3,173
Fund for general banking risks	500	0	0	100	600
Revaluation reserves	–608	0	0	180	–429
Valuation results from financial instruments (after tax)	56	0	0	–41	15
Investments accounted for using the equity method	0	0	0	0	0
Actuarial gains and losses for defined-benefit plan pension commitments (after tax)	–664	0	0	221	–443
Equity	21,598	0	1,250	2,351	25,200

The capital reserve increased by EUR 1.25 billion to EUR 8.4 billion as of 1 January 2015 as a result of the contribution of an additional promotional reserve from the ERP Special Fund through the partial conversion of the ERP subordinated loan.

KfW’s net income amounting to EUR 1,331 million was used to increase the special reserve under Article 10 (3) of the KfW Law. Moreover, the fund for general banking risks was increased by EUR 100 million.

The difference to the consolidated comprehensive income is allocated to Other retained earnings or – if recognised directly in equity – to Revaluation reserves.

KfW Financial Information 2015 Consolidated financial statements

Change in the revaluation reserves from financial instruments including the related deferred taxes and in the investments accounted for using the equity method in the financial year 2015

	Bonds and other fixed- income securities	Shares and other non- fixed income securities	Equity investments	Effects of deferred taxes	Investments accounted for using the equity method	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
As of 1 Jan. 2015	52	0	5	–1	0	56
A. Changes recognised in the income statement
Decrease due to disposals	0	0	0	0	0	0
Increase due to disposals	0	0	0	0	0	0
Decrease due to impairments	2	0	0	0	0	2
Amortisation after reclassification	15	0	0	0	0	15
Changes in consolidated group	0	0	0	0	0	0
Total changes recognised in the income statement	17	0	0	0	0	17
B. Changes recognised directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	0	0	0	0	0	0
Changes in revaluation reserves due to fair value changes	–54	0	–5	1	0	–58
Total changes recognised directly in equity	–54	0	–5	1	0	–58
Exchange rate changes	0	0	0	0	0	0
As of 31 Dec. 2015	15	0	0	0	0	15

Change in the revaluation reserves from actuarial gains and losses for defined-benefit plan pension commitments including the related deferred taxes in the financial year 2015

	Actuarial gains and losses for defined-benefit plan pension commitments	Effects of deferred taxes	Total
	EUR in millions	EUR in millions	EUR in millions
As of 1 Jan. 2015	–695	30	–664
Changes recognised directly in equity
Changes in revaluation reserves due to changes in actuarial gain or loss valuation parameters	231	–10	221
As of 31 Dec. 2015	–463	20	–443

KfW Financial Information 2015 Consolidated financial statements

Consolidated statement of changes in equity in the financial year 2014

	As of 1 Jan. 2014	Changes in consolidated group	Owner-related changes in equity	Appropriation of comprehen- sive income 2014	As of 31 Dec. 2014
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Subscribed capital	3,750	0	0	0	3,750
less uncalled outstanding contributions	–450	0	0	0	–450
Capital reserve	7,197	0	0	0	7,197
of which promotional reserves from the ERP Special Fund	5,900	0	0	0	5,900
Reserve from the ERP Special Fund	1,191	0	0	0	1,191
Retained earnings	8,613	–9	0	1,414	10,019
Statutory reserve under Article 10 (2) KfW Law	1,875	0	0	0	1,875
Special reserve under Article 10 (3) KfW Law	4,807	0	0	883	5,690
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	0	21
Other retained earnings	1,910	–9	0	531	2,432
Fund for general banking risks	400	0	0	100	500
Revaluation reserves	–188	10	0	–431	–608
Valuation results from financial instruments (after tax)	1	0	0	55	56
Investments accounted for using the equity method	–10	10	0	0	0
Actuarial gains and losses for defined-benefit plan pension commitments (after tax)	–179	0	0	–485	–664
Equity	20,513	2	0	1,084	21,598

KfW Financial Information 2015 Consolidated financial statements

Change in the revaluation reserves from financial instruments including the related deferred taxes and in the investments accounted for using the equity method in the financial year 2014

	Bonds and other fixed- income securities	Shares and other non- fixed income securities	Equity investments	Effects of deferred taxes	Investments accounted for using the equity method	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2014	–2	0	5	–1	–10	–9
A. Changes recognised in the income statement
Decrease due to disposals	–1	0	0	0	0	–1
Increase due to disposals	0	0	0	0	0	0
Decrease due to impairments	0	0	0	0	0	0
Amortisation after reclassification	22	0	0	0	0	22
Changes in consolidated group	0	0	0	0	10	10
Total changes recognised in the income statement	21	0	0	0	10	32
B. Changes recognised directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	0	0	0	0	0	0
Changes in revaluation reserves due to fair value changes	34	0	0	0	0	33
Total changes recognised directly in equity	34	0	0	0	0	33
Exchange rate changes	–1	0	0	0	0	–1
As of 31 Dec. 2014	52	0	5	–1	0	56
Change in the revaluation reserves from actuarial gains and losses for defined-benefit plan pension commitments including the related deferred taxes in the financial year 2014

	Actuarial gains and losses for defined-benefit plan pension commitments	Effects of deferred taxes	Total
	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2014	–189	10	–179
Changes recognised directly in equity
Changes in revaluation reserves due to changes in actuarial gain or loss valuation parameters	–506	21	–485
As of 31 Dec. 2014	–695	30	–664

KfW Financial Information 2015 Consolidated financial statements

Consolidated statement of

cash flows

	2015	2014
	EUR in millions	EUR in millions

Consolidated profit	2,171	1,514
Non-cash items included in consolidated profit and reconciliation to cash flow from operating activities:
Depreciation, amortisation, impairment and reversal of impairment losses (receivables, property, plant and equipment, securities and investments) and changes in risk provisions for lending business	362	267
Changes in other provisions	143	133
Other non-cash expenses and income	0	0
Profit/loss from the disposal of securities and investments and property, plant and equipment	–23	–9
Other adjustments	–2,803	–2,511
Subtotal	–150	–606
Changes in assets and liabilities from operating activities after adjustment for non-cash items:
Loans and advances to banks	3,024	1,180
Loans and advances to customers	–15,285	–4,569
Securities	–930	–79
Other assets relating to operating activities	–750	–20,979
Liabilities to banks	6,052	5,269
Liabilities to customers	–458	–1,224
Certificated liabilities	11,203	18,475
Other liabilities relating to operating activities	–4,410	–33
Interest and dividends received	9,145	10,266
Interest paid	–6,787	–8,083
Income tax paid	–151	–64
Cash flow from operating activities	504	–448
Property, plant and equipment:
Cash proceeds from disposals	2	30
Cash payments for investment	–122	–102
Securities and investments (equity investments):
Cash proceeds from disposals/Cash payments for investment	–113	–54
Cash flow from investing activities	–233	–126
Cash proceeds from/(cash payments for) capital increases/(decreases)	0	0
Changes from other financing activities	–597	0
Cash flow from financing activities	–597	0

Cash and cash equivalents as of the end of the previous period	786	1,360
Cash flow from operating activities	504	–448
Cash flow from investing activities	–233	–126
Cash flow from financing activities	–597	0
Cash and cash equivalents as of the end of the period	460	786

KfW Financial Information 2015 Consolidated financial statements

The balance of Cash and cash equivalents reported in the statement of cash flows in accordance with IAS 7 is identical to the balance sheet item Cash reserves and thus comprises cash on hand and balances with central banks.

The Statement of cash flows shows the changes in Cash and cash equivalents in the financial year classified as the Cash flows from operating activities, investing activities and financing activities. Other adjustments largely comprise the adjustments for net interest income in the amount of EUR –2,601 million (2014: EUR –2,423 million) as well as for valuation results amounting to EUR –305 million (2014: EUR –310 million) and effects of foreign exchange rate changes amounting to EUR +89 million (2014: EUR +103 million).

For more information on KfW Group’s liquidity risk management, see “Risk report – Liquidity risk”.

KfW Financial Information 2015 Consolidated financial statements

 Notes

Accounting policies

(1) Basis of presentation

KfW is the promotional bank of the Federal Republic of Germany and was founded in 1948 as a public law institution based in Frankfurt am Main.

The Executive Board of KfW is responsible for the preparation of the consolidated financial statements and the group management report. After the recommendation of the Audit Committee, the consolidated financial statements and the group management report are submitted to KfW’s Board of Supervisory Directors for approval. As of 15 March 2016, no significant events have occurred since the reporting date (31 December 2015).

As of 31 December 2015, KfW Group comprises KfW and six subsidiaries that are fully consolidated. One joint venture and three associated companies are accounted for using the equity method.

Pursuant to Section 315a (1) of the German Commercial Code (Handelsgesetzbuch – “HGB”), the consolidated financial statements as of 31 December 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and with the interpretations set out by the International Financial Reporting Interpretations Committee (IFRIC), as mandatory consolidated accounts in accordance with Article 4 of Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of 19 July 2002, as well as further regulations on the adoption of certain international accounting standards. The standards and interpretations that apply are those that have been published and endorsed by the European Union as of the reporting date.

The supplementary provisions of the German Commercial Code that also apply to IFRS consolidated financial statements have been taken into account. The group management report prepared in accordance with Section 315 of the German Commercial Code includes the risk report with risk-oriented information on financial instruments as set out in IFRS 7, information on material events after the balance sheet date in accordance with IAS 10, as well as information on capital and capital management as set out in IAS 1.134.

The consolidated financial statements were prepared in accordance with accounting policies that are consistent across KfW Group and are prepared on a going concern basis. The companies included in the consolidated financial statements have prepared their financial statements as of 31 December 2015, except for some associated companies accounted for using the equity method, where financial statements as of 30 September 2015 were used.

The accounting policies in the consolidated financial statements were applied consistently.

The reporting currency and functional currency is the euro. Unless otherwise specified, all amounts are stated in millions of euros (EUR in millions).

As a general rule, assets and liabilities are measured at the reporting date at (amortised) cost, with the exception of the following financial instruments:

KfW Financial Information 2015 Consolidated financial statements

–	designated financial instruments measured at fair value through profit or loss
–	financial instruments classified as held for trading and measured at fair value through profit or loss
–	available-for-sale financial assets measured at fair value, with fair value changes recognised directly in equity.

(2) Judgements and accounting estimates

The consolidated financial statements include amounts based on management’s judgements and/or estimates and assumptions which are determined to the best of our ability and in accordance with the applicable accounting standard. Actual results realised in a future period may differ from these estimates. Estimates and assumptions are required, in particular, for calculating risk provisions, recognising and measuring provisions (for pension liabilities and legal risks), measuring the fair value of financial instruments based on valuation models, assessing and measuring impairment of assets, and assessing the utilisation of deferred tax assets. The estimates and assumptions underlying these estimates are reviewed on an ongoing basis and are based, among other things, on historical experience or expected future events that appear likely given the particular circumstances. Where estimates and their underlying assumptions were required, the assumptions made are explained in the notes to the relevant items.

KfW does not expect any deviations from its assumptions and does not foresee any uncertainties in its estimates that could result in a material adjustment to the related assets and liabilities within the next financial year. Given the strong dependency on the development of the economy and financial markets, however, such deviations and uncertainties cannot be fully excluded. These risks are nevertheless low because valuation models for measuring the fair value of financial instruments – especially those not based on observable market data – are only applied for part of the portfolio and financial derivatives are used to economically hedge risks.

Further material judgements in the application of accounting policies concern the voluntary early application of new or amended IFRS/IFRIC standards, the determination of the consolidated group, the use of the fair value option for the classification of financial assets and liabilities, the use of possibilities to reclassify options for financial assets in accordance with IAS 39, the determination of fair values for certain financial instruments including the assessment as to whether an active market exists, the reporting of economic hedging relationships, and the creation of classes as part of disclosing information on financial instruments.

(3)	Assessment of the impact of new or amended IFRS/IFRIC standards applied for the first time or to be applied in the future

A. Impact of new or amended IFRS/IFRIC standards adopted for the first time in financial year 2015

The annual improvements to IFRS’s 2011 – 2013 cycle resulted in amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 3 “Business Combinations”, IFRS 13 “Fair Value Measurement” and IAS 40 “Investment Property”. First-time application did not affect the group’s net assets, financial position and results of operations.

KfW Financial Information 2015 Consolidated financial statements

B. Impact of new or amended IFRS/IFRIC standards to be adopted in the future that were endorsed by the EU into European law before the reporting date

The amendments to IAS 19 “Employee Benefits” (November 2013, Defined Benefit Plans: Employee Contributions), the application of which is mandatory with effect from financial year 2016, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

The amendments from the annual improvements to IFRS’s 2010 – 2012 cycle, the application of which is mandatory with effect from financial year 2016, were not voluntarily applied early. These amendments are not expected to have any impact on the group’s net assets, financial position and results of operations.

The amendments to IFRS 11 “Joint Arrangements” (May 2014, Accounting for Acquisitions of Interests in Joint Operations), the application of which is mandatory with effect from financial year 2016, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

The amendments to IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” (June 2014, Agriculture: Bearer Plants), the application of which is mandatory with effect from financial year 2016, do not have any impact on the group’s net assets, financial position and results of operations.

The amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” (May 2014, Clarification of Acceptable Methods of Depreciation and Amortisation), the application of which is mandatory with effect from financial year 2016, do not have any impact on the group’s net assets, financial position and results of operations.

The amendments from the annual improvements to IFRS’s 2012–2014 cycle, the application of which is mandatory with effect from financial year 2016, were not voluntarily applied early. These amendments are not expected to have any impact on the group’s net assets, financial position and results of operations.

The amendments to IAS 27 “Separate Financial Statements” (August 2014, Equity Method in Separate Financial Statements), the application of which is mandatory with effect from financial year 2016, do not have any impact on the group’s net assets, financial position and results of operations.

The amendments to IAS 1 “Presentation of Financial Statements” (December 2014, Disclosure Initiative), the application of which is mandatory with effect from financial year 2016, do not have any impact on the group’s net assets, financial position and results of operations.

(4)	Assessment of the new and amended standards already published by the International Accounting Standards Board (IASB), which had not yet been adopted by the EU into European law as of the reporting date, and which are of importance to the group

In July 2014, the IASB published IFRS 9 “Financial Instruments”, which will replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard – still pending adoption into European law – is effective for financial years beginning on or after

1 January 2018.

IFRS 9 contains new rules for classification and measurement of financial instruments and for impairment and hedge accounting.

KfW Financial Information 2015 Consolidated financial statements

Under IFRS 9, the rules on classification and measurement result in a changed classification of financial assets driven by cash flow characteristics and the business model in which an asset is held. As, according to its business model, KfW pursues sustainability and a long-term approach and has no intention to generate a short-term profit, the group’s core business will be generally measured at amortised cost. The rules for financial liabilities will remain largely unchanged. In using the fair value option, however, the changes in fair value that result from changes in own credit risk are to be recognised directly in equity in the future.

Moving from the incurred loss model to the expected loss model will effect comprehensive changes in impairment requirements. In determining expected losses, the change in credit risk will apply from when financial instruments are first recognised. If there is significant deterioration in a relevant financial instrument, the expected losses for the entire residual term are to be recognised. Otherwise, only the expected losses over the life of the instrument associated with the possibility of a default in the next twelve months are to be recognised.

With regard to hedge accounting, no material implications are initially expected for the consolidated financial statements, as the anticipated option to continue applying the requirements under IAS 39 after 2018 is to be utilised until the macro hedge accounting rules enter into effect.

Comprehensive conceptual work has already been undertaken for implementation of the new accounting requirements and the necessary plans put into place for timely technical and procedural implementation. The precise effects of IFRS 9 on future earnings cannot yet be estimated. Particularly given the requirements to account for impairments in equity at the time of the transition to IFRS 9, an increase in current risk provisions outside profit or loss, as well as heightened earnings volatility, is to be generally expected.

(5) Group of consolidated companies

All significant subsidiaries, joint ventures and associated companies are included in the consolidated financial statements.

Subsidiaries are all business units (including structured entities) over which the group exercises control. Control exists when a group is exposed or entitled to variable cash flows through its relationship and has the opportunity to use its power of disposal to influence the amount of such cash flows. Subsidiaries are included in the consolidated financial statements (full consolidation) from the point at which control is transferred to the group. They are deconsolidated when control is lost.

Joint ventures and associated companies are included in the consolidated financial statements in accordance with IFRS 11/IAS 28 if there is a joint agreement or if the group has significant influence.

The composition of the consolidated group is presented in the Notes under “List of KfW Group shareholdings”.

(6) Basis of consolidation

Consolidation involves revaluing the total assets and liabilities of the subsidiaries at the acquisition date, irrespective of the equity interest held, and incorporating them into the consolidated statement of financial position. The resulting adjustments from hidden reserves and hidden burdens are treated in accordance with the applicable standards. If the revaluation adjustments result in an excess compared to acquisition cost, this excess amount is capitalised as goodwill. No goodwill is currently recognised.

Any intercompany assets and liabilities as well as expenses and revenues from transactions between group companies are eliminated. Intercompany profits between consolidated companies are also eliminated.

KfW Financial Information 2015 Consolidated financial statements

Investments in associates are accounted for using the equity method. The contribution to the results made by associates is recognised as a separate line item in the income statement.

There are no minority interests within KfW Group.

(7) Financial instruments: recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The following explanations provide an overview of how the requirements of IAS 39 are implemented.

Initial recognition is as of the settlement date for non-derivative financial instruments and as of the trade date for derivatives.

Upon initial recognition, financial instruments must be classified into one of the following categories. The subsequent measurement depends on the following classification:

A.	Loans and receivables
B.	Held-to-maturity investments
C.	Financial assets and liabilities at fair value through profit or loss
a.	Financial assets and liabilities designated at fair value through profit or loss (fair value option)
b.	Financial assets and liabilities held for trading
D.	Available-for-sale financial assets
E.	Other liabilities

The loans and receivables category includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are measured at amortised cost using the effective interest method. For KfW Group, this primarily relates to the lending business presented under Loans and advances to banks and Loans and advances to customers. An assessment will be performed as of every balance sheet date as to whether there are objective indications of impairment (default criteria). For its lending business, KfW Group uses the Basel definition for its default criteria and applies a consistent definition across the group. Default criteria are payments more than 90 days past due (taking a marginality limit into account), anticipated non-fulfilment of payment obligations or disposal of loans or advances at significant loss due to deterioration in the borrower’s credit rating.

Held-to-maturity investments are non-derivative financial instruments with fixed or determinable payments and fixed maturity for which the group has the intention and ability to hold to maturity. This category is used on a case-by-case basis for financial instruments which are part of the group’s securities portfolio at inception. These instruments are presented as Securities and investments; any impairments and reversals of impairment losses are recognised in Net gains/losses from securities and investments. Premiums and discounts are amortised according to the effective interest method. The amortisation for the period is recognised as Net interest income.

For financial assets and liabilities, the fair value option can be irrevocably exercised if

–	the classification can resolve or substantially reduce an accounting mismatch resulting from the measurement of financial assets or financial liabilities or the recognition of a loss or a gain as a result of different accounting policies; or
–	a group of financial assets and/or financial liabilities is managed in accordance with a documented risk management or investment strategy and its performance is assessed on the basis of fair value and the information is reported to key management personnel; or

KfW Financial Information 2015 Consolidated financial statements

–	a contract contains one or more embedded derivatives which significantly modify the cash flows required by the contract or an analysis is required to determine that the embedded derivative(s) may not be separated.

Designated financial assets and liabilities are measured at fair value through profit or loss. KfW Group uses the fair value option for economic hedging relationships, structured products, securitisation transactions, and equity finance business. These financial instruments in particular are recognised in Securities and investments, Liabilities to banks and customers and Certificated liabilities. Fair value changes are presented in Net gains/losses from other financial instruments at fair value through profit or loss, while interest income/expense is presented in Net interest income.

Financial instruments that belong to the financial assets and liabilities held for trading category are measured at fair value through profit or loss. This category includes derivatives as well as non-derivative financial instruments purchased with the intention of generating a short-term profit or selling them. KfW Group does not enter into any transactions with the intention of generating a short-term profit. Instruments may be held in the group for short-term sale in anticipation of a loan syndication in export and project financing business. These are recognised under Loans and advances to banks and customers. Interest income is presented in Net interest income while changes in fair value are presented in Net gains/losses from other financial instruments at fair value through profit or loss. Derivative transactions entered into exclusively for hedging purposes are classified as held-for-trading if they do not fulfil the hedge accounting requirements in accordance with IAS 39. They are presented as Other derivatives. Fair value changes are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. Derivatives used for hedge accounting are presented in the statement of financial position in the line item of the same name. Fair value changes are recognised in Net gains/losses from hedge accounting. Interest income/expense from derivatives is reported in Net interest income.

All other financial assets fall under the available-for-sale financial assets category. The difference between the fair value and the (amortised) cost is recognised directly in a separate component of equity until the asset is sold or an impairment loss has to be recognised in profit or loss. A debt instrument is impaired if there is objective evidence (trigger) of impairment with an impact on the expected future cash flows. Specific trigger events are defined according to the type of financial instrument. Events such as payments overdue for 30 days or more, deterioration in the internal rating to the non-performing loans category, or a considerable decline in the market price can be considered as objective evidence of impairment. Furthermore, for equity instruments, an impairment loss has to be recognised in profit or loss in the case of a significant or prolonged decline of the fair value below the acquisition cost of the equity instrument. A permanent impairment is assumed if the fair value of an exchange-listed equity instrument remains constantly below the historical cost for a period of nine months. A significant impairment is assumed for such financial instruments if the fair value is at least 20% below the historical cost as of the reporting date. The impairment loss of a debt security is reversed through profit or loss if there is no longer any objective evidence of impairment. Impairment losses of equity instruments may only be reversed directly in Other comprehensive income. Equity instruments that cannot be reliably measured at fair value are accounted for at cost. Impairments are recognised in profit or loss, while reversals of impairment losses are not accounted for in this case. Within KfW Group, the available-for-sale financial assets are reported in Securities and investments. Gains and losses from disposals, impairment losses and the reversal of impairments from debt instruments are reported in Net gains/losses from securities and investments. Premiums and discounts are amortised through profit or loss using the effective interest method. The amortisation is recognised under Interest income.

KfW Financial Information 2015 Consolidated financial statements

All non-derivative financial liabilities for which the fair value option has not been exercised are classified as other liabilities. These are measured at amortised cost using the effective interest method. For the group, this category covers borrowings that are reported in Liabilities to banks and customers, Certificated liabilities and Subordinated liabilities.

Financial assets are derecognised as of the settlement date, with the exception of derivatives. Financial assets are derecognised when the contractual rights from the assets have expired, the power of disposal or control has been transferred, or a substantial portion of the risks and rewards has been transferred to a third party unrelated to KfW Group.

Financial liabilities are derecognised if the obligations specified in the contract have been discharged or cancelled, or have expired.

For transactions mandated by the German Federal Government in accordance with Article 2 (4) of the KfW Law, the group’s general recognition procedures for the relevant financial instruments are applied. Measurement is based on the relevant individual contractual terms and conditions concerning risk allocation.

The amendment to IAS 39 dated 13 October 2008 expanded the reclassification options for financial assets. Accordingly, until 31 October 2008, it was possible to reclassify assets classified as available-for-sale financial assets as loans and receivables with retroactive effect to 1 July 2008, and thereafter prospectively from the date of the reclassification, if there was the intention and ability to hold the financial instruments for the foreseeable future or until maturity and if the general classification criteria for loans and receivables were met at the date of reclassification.

On 31 October 2008, KfW Group decided to make use of its option to reclassify its asset-backed securities retroactively as of 1 July 2008. Due to the general crisis of confidence in the financial markets, there was no longer an active market for these securities at the date of the resolution (i.e. no current, regularly occurring market transactions on an arm’s length basis could be observed) and which were to be held through to maturity.

In addition, on 17 February 2009, some of the securities that were held to meet the group’s liquidity needs –through their use in repurchase transactions or open market transactions with the European Central Bank – were reclassified with prospective effect. As a result of the general crisis of confidence in the financial markets, an active market for these securities that were to be held for the foreseeable future no longer existed at the date of the resolution.

The fair value at the date of reclassification is the new cost of the reclassified financial assets. Amortisation is accounted for through profit or loss under Interest income using the effective interest method. The difference between the fair value and amortised cost, which had been recognised directly in equity until the reclassification date, remains in Other comprehensive income as a separate line item. Amortisation is accounted for through profit or loss under Interest income using the effective interest method.

Classes for financial instruments have been largely defined in agreement with the group’s business model for lending business – carried at (amortised) cost – and are based on products (e.g. Loans and advances to banks broken down into money-market transactions and loans and advances) or on line items of the statement of financial position. The balance sheet items thus generally reflect a view oriented to the material risks each encompasses against the backdrop of interest rate and currency risk management at the overall bank level (interaction between non-derivative financial instruments and derivative hedging transactions). In this context, please refer to the risk report in the group management report.

KfW Financial Information 2015 Consolidated financial statements

(8) Financial instruments: valuation techniques

KfW Group initially recognises financial instruments at fair value.

Financial instruments measured at amortised cost are subsequently measured, within KfW Group, based on the fair value at initial recognition, taking into account any principal repayments and any impairment. The amortisation of premiums, discounts, transaction costs and fees is performed in accordance with the effective interest method on the basis of the contractual cash flows. Discounts are amortised in the promotional lending business until the end of the first fixed interest rate period (generally five or ten years).

The subsequent measurement at fair value, which, depending on the measurement category, is regularly determined either for recognition in the statement of financial position or for the disclosure of financial instruments in the Notes, is based on the following hierarchy at KfW Group:

A. Active market (allocation to the “Quoted market price” level)

The best objective evidence of fair value is provided by published price quotations in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those prices represent current – i.e. traded on the reporting date or shortly before – and regularly occurring market transactions on an arm’s length basis. Together with the traded nominal volumes, the contract sizes and the number of contracts, this assessment takes into account in particular the bid-ask spreads observed, which in the event of a significant increase indicate the absence of an active market.

B. No active market – valuation techniques (allocation to “Valuation methods based on observable market data (model)” or “Valuation methods based in part on market unobservable data”)

If the financial instrument is not quoted in an active market, valuation techniques are used. The valuation techniques applied include, in particular, the discounted cash flow (DCF) method and option pricing models, as well as a comparison to the fair value of a financial instrument with almost identical characteristics (e.g. multiple-based models). The valuation techniques take account of all input parameters that market participants would include in the pricing of that financial instrument, e.g. market interest rates, risk-free interest rates, credit spreads or swap curves. As these input parameters can generally be observed in the market and are usually the only significant parameters for measuring financial instruments using valuation techniques, the level for the financial instruments measured at fair value using valuation methods usually is “Valuation methods based on observable market data (model)”. This allocation also generally applies for prices quoted on inactive markets published by price service agencies.

If significant input parameters that are not observable in the market, such as expected risk-free customer margin or capital costs, are used in valuation techniques, the financial instrument is allocated to the “Valuation methods based in part on market unobservable data” level.

If, at the date of initial recognition, differences arise between the market-based transaction price and the model price resulting from a valuation technique that makes significant use of unobservable parameters, an analysis is performed to determine whether there are economic reasons for these initial differences (e.g. conclusion of a transaction on a market that is not the main market for this business). These economic reasons only apply to a small part of the derivative portfolio of KfW Group, which comprises a hedging instrument for customers with respect to the export and project financing business. In relation to this, over the counter (OTC) derivatives in line with the market are not concluded on the main market (OTC interbank market) relevant to valuation. The initial differences determined upon conclusion of these derivatives are amortised through profit or loss over the life of the financial instruments, as the valuation

KfW Financial Information 2015 Consolidated financial statements parameters unobservable on the market are relevant to the valuation procedure. The reliability of this valuation technique is ensured via regular model validations.

C. No active market – equity instruments (allocation to “Valuation methods based in part on market unobservable data”)

If in exceptional cases it is not possible to reliably determine the fair value of equity instruments that are not quoted in an active market using valuation models, they are measured at cost. The fair value cannot be measured reliably if the range of reasonable fair value estimates for the instrument is significant and the probabilities of the various estimates cannot be reasonably assessed.

This hierarchy is applied at KfW Group as follows:

Fair values are derived from active markets, in particular, for bonds and other fixed-income securities – unless there are inactive markets, and valuation techniques or prices quoted on inactive markets published by price service agencies are therefore used – as well as own issues reported on the liabilities side. However, fair values are derived from valuation techniques for non-derivative financial instruments recognised in Loans and advances to banks and customers, Liabilities to banks and customers, and Certificated liabilities. Valuation techniques are also used for OTC derivatives.

The steps detailed below are undertaken for certain product groups:

For securities in the Securities and investments line item, the group examines whether a financial instrument is quoted on an active market on the basis of homogeneous portfolios. Market activity is assessed based on the following criteria:

–	There is more than one market maker.
–	Prices are set on a regular basis.
–	Prices deviate only slightly between market makers.
–	The bid-ask spread is narrow.

Prices on active markets are used to determine the fair value of the group’s asset securities as of the reporting date. In addition, for parts of the portfolio, prices from price service agencies are used that do not qualify as prices quoted on active markets. Should these not be available in individual cases, valuation techniques are used to determine fair value taking into account observable market parameters. The input parameters include, in particular, changes in creditworthiness and risk-free interest rates, but they also take into account general and financial instrument-specific tightening of the market due to lower liquidity.

In the case of OTC derivatives, valuation techniques are used that pay special attention to counterparty-specific default risks, taking into account available collateral. Default risks are not calculated separately for each transaction but for the portfolio of transactions on which a framework agreement is based. The resulting credit risk adjustment amounts are very low as KfW generally pledges collateral for positive market values in accordance with the collateral agreements concluded. In accordance with market practices, risk-free overnight interest rates were used for the valuation of a major part of the derivatives portfolio with collateralisation agreements.

Equity investments and shares that cannot be reliably measured at fair value are measured at cost.

The fair value for Loans to banks and customers is calculated using the DCF method based on the discounting of the risk-adjusted cash flows with a swap curve adjusted for a loan-specific customer fee. The expected loss calculated for the respective reporting date is used to correct the contractual cash flows. The customer fee required to adjust the swap curve is calculated at initial recognition and left unchanged in sub-

KfW Financial Information 2015 Consolidated financial statements sequent measurements (constant spread). This fee includes operating expenses, the margin, the equity and debt risk premium, and any subsidies. Calculation of the customer fee involves offsetting a subsidy granted at the expense of KfW’s earnings position and applying parameters of a relevant promotional market sub-segment (special promotional loans market) so that the fair value at initial recognition determined for the purposes of subsequent measurement will correspond to the transaction value.

The Federal Republic of Germany’s liability for specific KfW liabilities in accordance with Article 1a of the KfW Law has an advantageous effect on KfW’s ability to fund itself. In determining the fair value of KfW’s liabilities, the effect of this explicit direct state guarantee is also taken into account. The state guarantee does not represent an independent unit of account.

The fair value of financial instruments due on demand, such as Cash reserves or receivables and liabilities due on demand, is their carrying amount.

When no prices from liquid markets are available and prices on inactive markets cannot be provided by price service agencies, recognised valuation models and methods are used. The DCF method is used for securities, swaps, and currency and money market transactions with no embedded options and no complex coupons. Stand-alone options, as well as derivatives with embedded options, triggers, guaranteed interest rates and/or complex coupon agreements, are measured using recognised models (e.g. Hull & White) unless they are listed on a stock exchange.

The aforementioned models are calibrated, if possible, on the basis of observable market data for instruments that are similar in terms of the type of transaction, maturity, and credit quality.

(9) Promotional lending business at KfW

The general promotional loans market, which distinguishes itself from the market for general lending business, is relevant for KfW’s promotional lending business conducted as part of its legal promotional mandate. This market is characterised by the fact that promotional banks, as part of their legal mandate, pass on all advantages of funding projects eligible for promotion to the ultimate borrowers. In setting the terms and conditions of the corresponding promotional loans, KfW uses its current term-differentiated refinancing rates.

At initial recognition of such loans, the fair value is thus equivalent to the transaction value.

KfW also grants promotional loans which include additional subsidies granted during the first fixed interest rate period, in the form of interest rate reductions impacting KfW’s earnings position. The fair value of these promotional loans – measured using the parameters of the general promotional loan market – is thus not equivalent to the transaction value at initial recognition as in this case the interest rate is below the market rate.

The difference that normally results from such loan commitments– present value of the nominal scheduled interest rate reductions during the first fixed interest rate period – is recognised in profit or loss as an interest expense and accounted for as an adjustment to the carrying amount in loans and advances under the items Loans and advances to banks or Loans and advances to customers. The adjustment to the carrying amount is amortised in Net interest income using the effective interest rate method. In the event of unscheduled repayment in full, this will be recognised in profit or loss under Interest income.

Differences that relate to irrevocable loan commitments are reported in Provisions. Changes to the portfolio are offset via adjustments to the carrying amounts of already disbursed promotional loans recognised on the assets side.

KfW Financial Information 2015 Consolidated financial statements

(10) Financial derivatives and hedging relationships

KfW Group enters into financial derivatives to economically hedge interest rate and currency risks, particularly those related to funding, lending and securities activities.

Economic hedging relationships are designated as hedge accounting relationships or designated as fair value through profit or loss by using the fair value option when the IFRS requirements are met. Economic hedging relationships can be recognised in the financial statements through bifurcated embedded derivatives that are accounted for through profit or loss. In these cases, if the hedges are economically effective, the impact on the financial statements, with respect to the hedged risks, from the instruments used for hedging purposes and the hedged transactions will substantially offset each other, so that the group’s income statement substantially reflects the risk-mitigating impact of these hedging relationships.

However, not all economic hedging relationships qualify for hedge accounting or the fair value option. In these cases, the risk-mitigating impact of the derivatives used for hedging purposes is not reflected in the accounts because the hedged risk associated with the underlying transactions is not recognised in profit or loss under IFRS. The applicable recognition requirements may therefore lead to one-sided valuation results from the derivatives used for hedging purposes in the group’s income statement – as well as volatility in profit or loss – despite an economically effective hedging relationship.

Hedge accounting in the group is used solely in the form of fair value hedges to recognise hedging relationships. The hedging relationship is designated, firstly, at individual transaction and group level in the form of micro fair value hedge accounting, and, secondly, at portfolio level in the form of macro fair value hedge accounting. Micro fair value hedging relationships at group level are created exclusively to hedge the foreign currency exposure. If risk-free overnight interest rates are used in the valuation of the derivatives, this market practice is also used for micro fair value hedge accounting in measuring the hedged risk related to the hedged item. The hedged risk in macro fair value hedge accounting relates to the variable interest rates of the derivative portfolio. The effectiveness of the hedging relationships is assessed using the dollar offset method and a regression analysis.

In micro fair value hedge accounting, the hedged risks are interest rate and currency risks from bonds allocated to Securities and investments (loans and receivables and available-for-sale financial assets categories) and, in particular, borrowings (other liabilities category). In micro fair value hedging relationships at the individual transaction level, the fair values attributable to the hedged risks are reported as an adjustment of the carrying amount of the hedged items with the corresponding gain or loss recognised in Net gains/losses from hedge accounting. The hedging instruments used for this purpose are recognised at fair value in Derivatives used for hedge accounting. Changes in the value of the hedging instruments are also recognised in Net gains/losses from hedge accounting, largely offsetting the profit or loss effects of the hedged items. The currency-related changes in value of the hedged items and hedging instruments in micro fair value hedging relationships at group level are presented in Net gains/losses from other financial instruments at fair value through profit or loss. The fair value of the hedged risks from hedging relationships which no longer fulfil the strict hedge accounting requirements is amortised over the residual term of the original hedging relationship under Net gains/losses from hedge accounting.

Interest rate risks, primarily from loans (loans and receivables category), are hedged in macro fair value hedge accounting. The fair values attributable to the hedged risks in the hedged portfolios in the loans and receivables category are accounted for in Value adjustments from macro fair value hedge accounting on the assets side. Fair value changes attributable to the hedged risks from the hedged portfolios are shown in Net gains/losses from hedge accounting.

KfW Financial Information 2015 Consolidated financial statements

The hedging instruments are reported at fair value in Derivatives used for hedge accounting. Changes in the value of these instruments are also recognised in Net gains/ losses from hedge accounting, with the effect that they almost fully offset the earnings effects from the valuation of the hedged portfolios.

The portfolio of hedged items is updated monthly in the context of a dynamic hedge de-designation and designation process. The resulting fair value adjustments are amortised over the residual term of the maturity period in Net gains/losses from hedge accounting. Disposals from the hedged portfolios result in a proportional amortisation of the related fair value adjustments in Net gains/losses from hedge accounting. When the hedging instrument is derecognised and substituted with new transactions during the hedging period, the related fair value adjustments from the hedged portfolios are amortised in Net interest income.

If the strict hedge accounting requirements for the designation of hedging relationships between derivatives and financial assets/liabilities are not fulfilled within KfW Group, the fair value option is used in certain circumstances. The fair values of the corresponding hedging instruments are presented in Other derivatives and fair value changes are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. These are largely offset by valuation effects from the hedged transactions.

Further derivative financial instruments are also used to hedge risks, but fair value changes of the hedged item are not reflected in the accounts. The fair values of these hedging instruments are also recognised in Other derivatives item and changes therein are recognised in Net gains/losses from other financial instruments at fair value through profit or loss.

KfW Group neither uses derivatives for trading purposes nor does it act as broker or intermediary on behalf of third parties.

(11) Treatment of embedded derivatives

Derivative financial instruments can be part of a hybrid (combined) financial instrument as embedded derivatives. Under certain conditions, they are accounted for separately from the host contract, similar to stand-alone derivatives. They must be bifurcated if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. The host contract will be accounted for according to its classification at inception.

KfW Group enters into contracts with bifurcated embedded derivatives particularly with respect to its own funding. In making use of the fair value option, KfW accounts for these hybrid (combined) financial instruments at fair value. In the case of certain products, however, the embedded derivatives must be bifurcated. Changes in fair value are then recognised in Net gains/losses from other financial instruments at fair value through profit or loss in the sub-line item Financial derivatives not qualifying for hedge accounting, where they have a compensatory effect on the valuation of the economic hedging derivatives.

Ancillary agreements made within KfW Group’s equity finance business are accounted for as bifurcated embedded derivatives which are measured at fair value through profit or loss and recognised in Other derivatives. Changes in fair value are recorded in Net gains/losses from other financial instruments at fair value through profit or loss in the sub-line item Financial derivatives not qualifying for hedge accounting. The loan receivables are recognised in Loans and advances to customers.

Prepayment rights that are granted regularly in the promotional lending business are not bifurcated embedded derivatives since the economic characteristics and risks associated with the prepayment rights are closely related to the economic characteris-

KfW Financial Information 2015 Consolidated financial statements tics and risks of the loan and the early prepayment amount approximately equals the amortised cost of the loan.

(12) Credit derivatives

As part of its promotional lending business, KfW Group offers commercial banks the opportunity to place their credit risks in the capital market as part of a synthetic securitisation via the two standardised platforms PROMISE (programme for the securitisation of SME loans) and PROVIDE (programme for the securitisation of housing loans). In the first stage, KfW Group assumes the default risks of the reference portfolio via portfolio credit default swaps (CDSs), while the risks are simultaneously passed on to third parties via portfolio CDSs/credit-linked notes. Some of these transactions are recognised using the fair value option. The fair values are reported as receivables or liabilities. Fair value changes are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. The ongoing risk premiums are recognised in Net commission income.

In the case of transactions for which, in line with individual contractual conditions, the fair value option in the case of accounting mismatch has not been exercised, portfolio CDSs are recognised in the statement of financial position as financial guarantees issued or received in accordance with the generally applicable accounting policies for these financial instruments. Credit-linked notes with non-bifurcated embedded financial guarantees are accounted for as other liabilities.

(13) Foreign currency translation

The functional currency of KfW and its consolidated subsidiaries is the euro.

Monetary assets and liabilities denominated in a foreign currency are converted at the spot rate as of the reporting date.

Non-monetary assets and liabilities denominated in a foreign currency are normally converted at historical cost, unless they are measured at (amortised) cost.

Translation is made as of the balance sheet date using the European Central Bank reference rates. Income and expenses are translated generally at the average monthly rate.

The results from the translation of foreign currency transactions are recognised in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss.

(14) Loans and advances to banks and customers

KfW Group’s lending business carried at amortised cost is recognised in Loans and advances to banks and customers, along with the pending syndication business measured at fair value in the business sector Export and project finance. These line items primarily consist of the promotional lending business, in which loans are typically granted to the final borrowers through accredited commercial banks and insurance companies. These assets are presented in Loans and advances to banks when the commercial banks underwrite part of the liability. Promotional loans that the commercial banks on-lend without underwriting of liability are recognised in Loans and advances to customers.

Current interest and similar income are recorded under Interest income. Premiums, discounts, processing fees and charges are amortised in Interest income using the effective interest method. Processing fees that are not part of the effective interest method are recognised under Commission income.

Loans and advances to banks and customers also include loans with a subsidy element (interest rate reductions) granted by KfW under the ERP economic promotion programme.

KfW Financial Information 2015 Consolidated financial statements

The promotional grants awarded annually to KfW through the ERP Special Fund based on the ERP Economic Planning Act (ERP-Wirtschaftsplangesetz) for the purpose of executing the ERP economic promotion programme are recognised as deferred income in Other liabilities and are amortised in profit or loss under Interest income as the underlying funding expenses occur.

(15) Risk provisions for lending business

The overall risk provisions for lending business include the provisions for losses on loans and advances and money market investments, including reverse repurchase agreements (reverse repos), as a separate line item on the assets side of the statement of financial position, as well as the provisions for contingent liabilities and irrevocable loan commitments accounted for on the liabilities side as Provisions.

The risks resulting from on balance sheet lending business are accounted for by individual and portfolio impairments recognised in profit or loss.

Individual impairment is recognised for incurred losses and is computed on the basis of individual loans. The amount of the impairment loss equals the difference between the carrying amount of the loan and the sum of discounted expected future cash flows from interest, redemption payments and collateral cash flows. The recognition of interest income in accordance with the original contractual terms ends with the date of the first individual impairment. In subsequent measurements, the effect of compounding the present value of anticipated cash flows using the effective interest rate at inception is determined and recognised as interest income (unwinding). The risk provisions are reduced by this amount. Any reversals of individual impairment losses are accounted for through profit or loss.

Smaller and standardised loans are grouped into homogenous sub-portfolios and assessed for portfolio impairment on the basis of the default risks identified. Any reversals of portfolio impairment losses are recognised in profit or loss.

For performing loans not subject to individual impairment, the risk of impairment losses that have already occurred but have not yet been individually identified is addressed by portfolio impairment. Economic risk and transfer risk are taken into account in the calculation. The key parameters are the outstanding lending volume (based on the carrying amount) as of the reporting date, the expected loss given default and one-year probabilities of default (given a LIP (loss identification period) factor of 1). The probabilities of default and the loss given default are provided by credit risk controlling whereby the latter is adjusted for imputed cost. The underlying assumptions of expected losses are backtested on a regular basis against the actual loss experience.

For contingent liabilities and irrevocable loan commitments, impairment is assessed on an individual basis and accounted for as a provision in the statement of financial position with a corresponding effect on the income statement. For irrevocable loan commitments, impairments not yet identified individually are assessed on a portfolio basis and recognised as provisions.

If the loans are deemed partially or fully uncollectible, they are written down or written off against the allowance account. Uncollectible loans for which no individual impairments were recorded are written off directly. Recoveries on loans already written off are recognised as income in Risk provisions for lending business.

(16) Securities and investments

Securities and investments mainly comprise bonds and other fixed-income securities held in securities portfolios that belong to KfW and its subsidiaries, along with equity investments.

KfW Financial Information 2015 Consolidated financial statements

The securities portfolios mainly serve to support KfW’s liquidity position and to stabilise and sustainably ensure the group’s promotional capacity.

To achieve the same accounting treatment for equity investments with and without significant influence, individual group business areas that provide equity financing as part of their promotional mandate are considered as venture capital organisations for accounting purposes provided they meet the respective requirements. These equity investments, like other equity investments, are recognised in Securities and investments.

Securities and investments are recognised at fair value and subsequently measured depending on the measurement category to which they are assigned.

When non-listed equity investments are measured at fair value, appropriate allowances are made for illiquidity. For example, when applying the DCF models the discount rate is adjusted for a fungibility factor. In cases where the fair value of non-listed equity investments cannot be reliably measured, such assets are carried at cost less any impairment losses.

Any fair value changes of financial assets at fair value through profit or loss are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. Realised gains and losses and impairment losses relating to the available-for-sale financial assets, loans and receivables and held-to-maturity investments categories are recognised under Net gains/losses from securities and investments; amounts reported for loans and receivables and held-to-maturity investments include allowances for impairment losses that have already occurred but have not yet been individually identified, based on the expected loss for one year. Unrealised gains from available-for-sale financial assets are recognised directly in equity as Revaluation reserves. Current interest payments and dividends are recognised in Interest income.

(17) Repurchase agreements

KfW Group enters into repurchase agreements as standardised repos or reverse repos. These are combinations of simultaneous spot and forward transactions on securities with the same counterparty. The terms, modalities of collateral and the use of collateral follow common market practice. Credit claims are also an eligible type of collateral for open-market transactions.

The securities sold under repo transactions (spot sales) continue to be recognised and measured as securities. The repayment obligation towards the counterparty is carried as a liability to banks or customers for the amount of cash consideration received. Interest is recorded in Interest expense in accordance with the respective conditions of the repurchase agreements.

A repayment claim is recognised and measured as a loan or advance to banks or customers for the amount of cash outflow generated by reverse repos. The securities received (spot purchases) are not recognised or measured. Interest is recorded in Interest income in accordance with the respective conditions of the reverse repurchase agreements.

(18) Property, plant and equipment

The land and buildings and the plant and equipment reported by KfW Group are carried at cost less depreciation on a straight-line basis and any impairment, both recognised in Administrative expense. In accordance with the requirements in IAS 36, an impairment is recognised if there are indications of impairment and the carrying amount of the asset exceeds the recoverable amount, which is the higher of the fair value less the cost to sell or the value in use. The useful life is determined based on expected wear and tear. KfW Group assumes an estimated useful life of 40 to 50 years for buildings, 4 years

KfW Financial Information 2015 Consolidated financial statements for workstation computer equipment and 5 to 15 years for other property, plant and equipment. Gains and losses from the sale of property, plant and equipment are recognised in Net other operating income.

Payments in advance and assets under construction are recognised in Other property, plant and equipment and are not subject to depreciation.

(19) Intangible assets

Under Intangible assets, KfW Group reports purchased and internally generated software at cost, less straight-line amortisation and impairments, both recognised in Administrative expense. KfW Group assumes a useful life of five years, an assumption which is based on the expected economic life of the assets.

Assets are impaired when the carrying amount of an asset exceeds the recoverable amount. An impairment is recorded when no future economic benefits can be identified.

Internally generated software under development is reported under Other intangible assets and is not subject to amortisation.

(20) Taxes on income

KfW is a non-taxable entity. Taxes on income for non-exempt subsidiaries and their affiliates are determined according to the tax laws in the country of residence. Current taxes on income as well as deferred tax expenses and income are recognised in profit or loss as Taxes on income or directly in equity under Revaluation reserves depending on the underlying transaction. Current and deferred tax assets and liabilities are reported as a separate line item in the statement of financial position. Deferred Income tax assets and liabilities are offset only when the requirements are met.

Current taxes on income are calculated using currently applicable tax rates.

Deferred tax assets and liabilities arise as a result of differences between carrying values of an asset or a liability and the respective tax bases if the differences are likely to result in taxable or tax deductible amounts in the future (temporary differences). Deferred tax assets relating to loss carryforwards not yet used are recognised only if there is a sufficient degree of certainty that the taxable entity will earn sufficient taxable income in subsequent periods to use the loss carryforward.

(21) Liabilities to banks and customers and Certificated liabilities

Liabilities to banks and customers primarily include non-current funding carried at amortised cost and KfW Group’s money-market transactions. Certificated liabilities contain issued bonds, notes and money-market instruments. Own issues repurchased for liquidity providing purposes are deducted from the liabilities as of the repurchase date.

The fair value option is exercised for structured liabilities, or, in the case of certain products, the embedded derivatives must be bifurcated and accounted for as stand-alone derivatives. Presentation of the different types of funding is not based on their classification or their designation as hedged items. Measurement of liabilities is based on their respective classification.

Current interest is recorded in Interest expense; premiums and discounts are amortised using the effective interest method over the expected life in Interest expense. Fair value changes of liabilities designated at fair value are recognised in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss, where they have an offsetting effect with the fair value changes from economic hedging derivatives. Results from the repurchase of own issues categorised as other liabilities are recognised at the repurchase date in Net other operating income.

KfW Financial Information 2015 Consolidated financial statements

(22) Provisions

Provisions include provisions for pensions and similar commitments, provisions for credit risks, interest rate reductions in irrevocable loan commitments granted by KfW in the promotional lending business and negatively impacting its earnings position, as well as other obligations of uncertain amount and timing involving a probable outflow of funds.

The employees of KfW Group participate in a company pension plan that pays retirement, long-term disability and survivor benefits. KfW Group has various exclusively defined-benefit pension plans. The benefits largely depend on the length of company service and salary. The pension plan that was applied for new hires until 1985 offered a full pension (Gesamtversorgung), in which a certain portion of the income paid before the benefits were due was allocated as a benefit and deducted from the state pension. Apart from employer-financed pension plans there are also plans in place involving contributions by employees.

KfW Group pension plans are subject to the following risks in particular: longevity risk, interest rate fluctuations, pension adjustment risk as well as the risk of future changes to the assessment bases.

Longevity risk is the risk that higher expenses will be incurred for the company pension plan if the pensioners live longer than projected. In general, this risk is balanced out across all pensioners and would only have an impact if life expectancy were to rise faster in the future than anticipated.

Due to the long term of the company pension plan, provisions for pension obligations are subject to general interest rate risk.

Pension adjustment risk largely relates to the pension plan’s full provision structure. Benefits are recalculated as soon as there is a change in the base income eligible for pension or the state pension to be offset. Another pension plan must be examined regularly in terms of forecast and actual pension adjustments, undertaking such adjustments if necessary.

The amount of the benefits promised under the existing pension plans at KfW Group depends, among other things, on development of the income eligible for benefits and the social security contribution ceiling (Beitragsbemessungsgrenze). There is a risk that the basis of assessment will develop differently than was assumed.

The pension obligation is calculated by independent qualified actuaries in accordance with the projected unit credit method on the basis of group-wide uniform parameters such as age, length of company service and salary. The pension provision is recognised at the present value of the defined-benefit obligations as of the reporting date. The discount factor is based on current market conditions for a portfolio of high quality corporate bonds/bonds from supranational issuers with a maturity matching that of the obligations. The definition of the portfolio takes into account actual market conditions. Additional demographic factors (including the 2005 G Heubeck actuarial tables) and actuarial assumptions (rate of salary and pension increases, rate of staff turnover, etc.) are taken into account.

No plan assets were defined for the pension obligations of KfW Group, so the related special accounting rules do not apply. Provisions for pensions and similar obligations are financed in-house with sufficient assets with corresponding maturities.

Actuarial gains and losses are immediately recognised at the time they occur. They occur as a result of remeasurement of pension obligations as of the reporting date compared to the figures forecast at the beginning of the year.

KfW Financial Information 2015 Consolidated financial statements

Additions to pension provisions distinguish between service cost and interest expense. Service cost is reported under Administrative expense; interest expense is reported under Other interest expense. The pension provision changes recognised directly in equity comprise the actuarial gains and losses reported in Revaluation reserves; these are reported in Other comprehensive income.

Pension-like obligations include commitments for deferred compensation, early retirement and partial retirement. Actuarial reports are prepared and a provision is recognised accordingly for these types of commitments as well. No actuarial gains or losses are incurred.

Other provisions, including those for obligations to employees and for audit and consultancy services, are recognised at the estimated expenditure. Long-term provisions are discounted where the effect is material. Added to this are obligations arising from the assumption of the tasks of the State Insurance Company of the German Democratic Republic in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung – “SinA”, institution under public law), which are offset by receivables in the same amount from the Federal Agency for Special Tasks Arising from Unification (Bundes-anstalt für vereinigungsbedingte Sonderaufgaben – “BvS”) reported under Other assets.

(23) Subordinated liabilities

Subordinated liabilities include liabilities to the ERP Special Fund.

Subordinated liabilities are classified as other liabilities and carried at amortised cost.

Deferred interest as well as value adjustments from micro fair value hedge accounting are recognised in Other liabilities. Current interest expenses are recorded in Interest expense.

(24) Equity

The equity structure is, in particular, determined by the KfW Law and the requirements of IFRS.

Pursuant to Article 10 (2) and (3) of the KfW Law, KfW’s net income for the period determined in accordance with the German Commercial Code is transferred to reserves and is included in equity under IFRS.

KfW Group has created a fund for general banking risks. Additions to or reductions of the fund are shown under IFRS as appropriation of consolidated profit/loss.

Under IFRS, any remaining consolidated net income is allocated to Other retained earnings in the same period.

Under IFRS, revaluation reserves comprise transactions to be recognised directly in equity. These include valuation results from financial instruments of the category available-for-sale financial assets, and actuarial gains and losses in the case of defined-benefit plan pension commitments. They also may include deferred taxes, depending on the underlying transaction.

(25) Contingent liabilities and irrevocable loan commitments

KfW Group’s contingent liabilities result mainly from guarantees (financial guarantee contracts). All contingent liabilities are disclosed in the Notes at their nominal amounts less any related provision.

As part of the sale of its stake in IKB Deutsche Industriebank (IKB), in 2008, KfW agreed to indemnify IKB for certain legal risks to a certain amount. As of the end of the reporting period, no proceedings are pending against IKB which are relevant in this context.

KfW Financial Information 2015 Consolidated financial statements

Irrevocable loan commitments are firm commitments by KfW Group to grant a loan under contractually agreed terms. This also includes commitments on loans that are intended for placement in syndicate transactions. Irrevocable loan commitments are disclosed in the Notes at their nominal amounts less any related provision.

(26) Trust activities

Assets and liabilities held by KfW Group in its own name but for the account of third parties are not recognised. This applies in particular to loans granted under German Financial Cooperation to support developing countries. The related funds are granted and underwritten by the German federal budget. The fees earned associated with these transactions are recognised under Commission income.

(27) Leasing transactions

Leases are classified as operating leases or as finance leases depending on the risks and rewards relating to ownership of an asset. This classification determines their accounting treatment.

Contracts where the group is a lessee (including real estate leases) are largely classified as operating leases; the corresponding rental payments are included in Administrative expense.

The small number of contracts in which KfW Group acts as a lessor are classified as operating leases. The corresponding rental income is recognised in Other operating income.

KfW Financial Information 2015 Consolidated financial statements

Notes to the statement

of comprehensive income

(28) Net interest income

Analysis of Net interest income by class

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Interest and similar income from loans and advances to banks and customers	8,544	9,240	–696
Similar income from financial guarantees	33	37	–3
Interest income from securities and investments	461	610	–149
Interest income from derivatives	91	376	–285
Other interest income	561	589	–28
Interest income	9,691	10,851	–1,160
Interest and similar expense for liabilities to banks and customers	439	455	–16
Interest expense for certificated liabilities	8,561	8,636	–75
Interest expense for subordinated liabilities	5	77	–73
Interest expense for derivatives	–2,308	–1,210	–1,098
Other interest expense	394	470	–76
Interest expense	7,090	8,428	–1,337
Total	2,601	2,423	177

Expenses for granting promotional loans below market rates – due to additional promotional funds in the form of interest rate reductions impacting KfW’s earnings position – amount to EUR 304 million (2014: EUR 345 million) and are reported in Other interest expense. In addition to the charges resulting from the present value of the nominal scheduled interest rate reductions in new lending business, Other interest expense also comprises the expenses arising from amortisation at a constant effective interest rate. Interest and similar income from loans and advances to banks and customers also comprises income from accrual-based amortisation in the amount of the pro-rata nominal planned interest rate reductions for these promotional loans in the amount of EUR 473 million (2014: EUR 510 million).

Income from unwinding in the amount of EUR 32 million (2014: EUR 26 million) is reported under Interest and similar income from loans and advances to banks and customers.

The Interest and similar income from loans and advances to banks and customers item comprises EUR 21 million from liabilities-side money-market transactions, while the Interest and similar expense for liabilities to banks and customers comprises EUR 45 million from assets-side money-market transactions. This is due to the negative interest contributions as a result of the low interest environment.

Interest income from derivatives includes the net interest income from derivatives irrespective of whether they are used for hedge accounting. Interest income and expenses from derivatives which are directly related to individual financial assets or financial liabilities and which are not included in macro fair value hedge accounting are recognised depending on the related hedged transaction in Interest income from derivatives (for related financial assets) or in Interest expenses from derivatives (for related financial liabilities). Taking account of interest income or expenses from the related hedged transactions, presentation is thus based on the economic nature of the hedged financial assets (floating rate financial assets) or hedged financial liabilities (floating rate financial liabilities).

KfW Financial Information 2015 Consolidated financial statements

Analysis of interest income from securities and investments

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Interest income from bonds and other fixed-income securities	415	566	–151
Income from equity investments	46	43	3
Income from shares in subsidiaries not included in the consolidated financial statements	0	1	–1
Total	461	610	–149

(29) Risk provisions for lending business

Analysis of Risk provisions by transaction

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Impairment charges	687	584	102
Direct write-offs	73	72	1
Expense for risk provisions	760	656	104
Income from the reversal of impairment losses	431	436	–5
Income from recoveries of amounts previously written off	281	77	204
Income from risk provisions	712	513	199
Total	–48	–143	95

(30) Net commission income

Analysis of Net commission income by class

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Commission income from lending business	126	144	–18
Other commission income	210	239	–29
Income from trust activities	1	1	0
Commission income	336	384	–47
Commission expense for lending business	46	61	–15
Other commission expense	34	16	18
Commission expense	80	76	3
Total	257	307	–50

Commission income from lending business also includes current premiums and fees from the synthetic securitisation platforms PROMISE and PROVIDE.

Other commission income includes fees for the administration of German Financial Cooperation with the Promotion of developing and transition countries business sector in the amount of EUR 181 million (2014: EUR 156 million).

KfW Financial Information 2015 Consolidated financial statements

(31) Net gains/losses from hedge accounting

Analysis of Net gains/losses from hedge accounting by type of hedging relationship

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Micro fair value hedge accounting	–26	–58	32
Macro fair value hedge accounting	202	232	–30
Total	175	173	2

Net gains/losses from macro fair value hedge accounting comprise the valuation of hedging instruments in the amount of EUR 733 million (2014: EUR –9,500 million) and the valuation of hedged risks from the hedged portfolios. It also includes the amortisation of the value adjustments from the dynamic hedge designation and de-designation and the pro rata reversal of value adjustments in the event of derecognition of financial instruments from the underlying portfolios as well as the pull-to-par effect of the hedging derivatives.

Analysis of Net gains/losses from micro fair value hedge accounting by hedged item

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Hedging of securities and investments	2	5	–2
Hedging of liabilities to banks and customers	–1	0	0
Hedging of certificated liabilities	–29	–44	15
Subtotal: Effectiveness of hedges	–27	–40	13
Amortisation of value adjustments	1	–18	19
Total	–26	–58	32

Gross analysis of valuation gains/losses from micro fair value hedge accounting:

Comparison of hedged items and hedging instruments in the financial year 2015

	Hedged items	Hedging	Effectiveness
		instruments	of hedges
	EUR in millions	EUR in millions	EUR in millions

Hedging of securities and investments	–211	213	2
Hedging of liabilities to banks and customers	100	–101	–1
Hedging of certificated liabilities	3,324	–3,353	–29
Hedging of subordinated liabilities	3	–3	0
Total	3,217	–3,244	–27

KfW Financial Information 2015 Consolidated financial statements

Gross analysis of valuation gains/losses from micro fair value hedge accounting:

Comparison of hedged items and hedging instruments in the financial year 2014

	Hedged items	Hedging	Effectiveness
		instruments	of hedges
	EUR in millions	EUR in millions	EUR in millions

Hedging of securities and investments	58	–53	5
Hedging of liabilities to banks and customers	–316	315	0
Hedging of certificated liabilities	–3,978	3,934	–44
Hedging of subordinated liabilities	22	–22	0
Total	–4,214	4,173	–40

(32) Net gains/losses from other financial instruments at fair value through profit or loss

Analysis of Net gains/losses from other financial instruments at fair value through profit or loss by class

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Securities and investments	98	147	–49
Assets	98	147	–49
Liabilities to banks and customers	48	–387	435
Certificated liabilities	698	–1,642	2,340
Liabilities	747	–2,029	2,776
Financial derivatives not qualifying for hedge accounting	–620	1,691	–2,311
Credit derivatives	28	44	–16
Derivative financial instruments	–592	1,735	–2,326
Foreign currency translation	50	44	7
Total	303	–104	407

Net gains/losses from Liabilities to banks and customers include the result of the credit-linked notes issued under the PROMISE and PROVIDE synthetic securitisation platforms. The net gains/losses from Credit derivatives include the result from the portfolio CDSs concluded under these platforms.

Net gains/losses from financial derivatives not qualifying for hedge accounting are attributable to derivatives in economic hedges. Economic hedges are mainly recognised by exercising the fair value option for the hedged items. The hedged items include, in particular, borrowings in the form of Certificated liabilities and Liabilities to banks and customers as well as securities and investments.

KfW Financial Information 2015 Consolidated financial statements

In addition, the net gains/losses from financial derivatives that do not qualify for hedge accounting include fair value changes of embedded derivatives from equity finance business that are bifurcated. Furthermore, this line item includes gains/losses from embedded derivatives from financial liabilities that are bifurcated; the net gains/losses from the valuation of the associated hedging derivatives are thus compensated for.

Analysis of Net gains/losses from securities and investments at fair value through profit or loss by product type

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Bonds and other fixed-income securities	–5	–1	–3
Equity investments	102	148	–46
Total	98	147	–49

Analysis of net gains/losses from credit derivatives and credit-linked notes from the synthetic securitisation platforms PROMISE and PROVIDE at fair value through profit or loss

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

CDSs	28	44	–16
Issued credit-linked notes	–28	–44	16
Total	0	0	0

Gross analysis of results from economically hedged borrowings: Comparison of hedged items and hedging instruments

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Borrowings	775	–1,985	2,760
Hedging instruments	–796	1,773	–2,569
Total (Net effect of economic hedges)	–22	–212	191

KfW Financial Information 2015 Consolidated financial statements

(33) Net gains/losses from securities and investments

Analysis of Net gains/losses from securities and investments by class

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Bonds and other fixed-income securities	43	81	–38
Shares and other non-fixed income securities	0	–1	1
Equity investments	–18	–84	65
Total	25	–3	28

The net gains/losses from financial instruments include gains and losses realised from the sale and impairment of Securities and investments classified as available-for-sale financial assets, loans and receivables or held-to-maturity investments.

In the reporting year, equity instruments at a carrying amount of EUR 56 million (2014: EUR 54 million), for which the fair value could not be reliably determined, were disposed of. This generated a realised net gain of EUR 22 million (2014: EUR 16 million), which is contained in the net gains/losses from equity investments.

Disclosures on impairment of securities and investments

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Securities and investments	47	96	–49
Bonds and other fixed-income securities	3	3	1
Shares and other non-fixed income securities	0	1	–1
Equity investments	44	93	–49

Disclosures on the reversal of impairment losses from securities and investments

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Securities and investments	46	87	–40
Bonds and other fixed-income securities	46	87	–40

KfW Financial Information 2015 Consolidated financial statements

(34) Net gains/losses from investments accounted for using the equity method

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions
Net gains/losses from investments accounted for using the equity method	18	7	10

(35) Administrative expense

Analysis of Administrative expense

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Wages and salaries	495	467	28
Social security contributions	65	61	4
Expense for pension provision and other employee benefits	71	57	14
Personnel costs	630	585	45
Other administrative expense	441	423	19
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	64	64	0
Non-personnel expense	506	487	19
Total	1,136	1,072	64

Other administrative expense includes rental expense arising from operating leases in the amount of EUR 12 million (2014: EUR 13 million).

KfW Financial Information 2015 Consolidated financial statements

(36) Net other operating income

Analysis of Net other operating income

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Other operating income	146	65	81
Other operating expense	38	45	–6
Total	107	20	87

Other operating income comprises income from the waiver of a repayment of part of the ERP subordinated loan in the amount of EUR 100 million, income from repurchasing own issues in the amount of EUR 5 million (2014: EUR 29 million), and income from the reversal of other provisions in the amount of EUR 12 million (2014: EUR 12 million).

Other operating expense includes contributions payable to the restructuring fund for banks in the amount of EUR 8 million (2014: EUR 4 million). KfW is not obligated to contribute to the fund in accordance with Section 2 of the Restructuring Fund Act (Restrukturierungsfondsgesetz – “RStrukFG”).

The item also includes an expense of EUR 23 million from a donation to the KfW Stiftung. The KfW Stiftung performs largely operational but also promotional activities and addresses major social challenges of our time: globalisation, environmental and climate protection and demographic change.

(37) Taxes on income

Analysis of Taxes on income by component

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Current taxes on income	141	89	52
Deferred taxes	–10	6	–16
Total	130	95	35

Deferred tax assets resulted in tax income of EUR 10 million (2014: EUR 6 million expense). These were a result of the changed recognition of temporary differences.

The reconciliation presents the relationship between the calculated income tax expense for the financial year and reported taxes on income.

KfW Financial Information 2015 Consolidated financial statements

Tax reconciliation

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Profit/loss from operating activities (before taxes)	2,302	1,609	692
Group income tax rate	0%	0%	0%
Calculated income tax expense	0	0	0
Effects of tax rate differentials within the group	78	42	36
Effect of tax rate changes	0	0	0
Effects of previous year taxes recorded in the reporting year	–11	15	–26
Effects of non-deductible taxes on income	26	14	12
Effects of non-deductible business expenses	30	20	10
Effects of tax-free income	–8	0	–8
Trade tax add-ons/reductions	1	1	0
Permanent accounting differences	0	–1	1
Effects of changes in recognised deferred tax assets	14	4	10
Reported taxes on income	130	95	35

KfW’s applicable income tax rate of 0%, on which the reconciliation is based, takes into account the tax status of KfW as a non-taxable public-law institution and the major effect of this status on profit/loss from operating activities.

The effects of tax rate differentials result from individual group companies being taxable and the related different tax rates. The tax rates continue to range from 0% to 32%.

KfW Financial Information 2015 Consolidated financial statements

(38) Other comprehensive income

Analysis of Other comprehensive income by class

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Amounts reclassifiable to the income statement	–41	65	–106
Financial instruments	–42	55	–96
Bonds and other fixed-income securities	–37	55	–92
Shares and other non-fixed income securities	0	0	0
Equity investments	–5	0	–5
Deferred taxes on financial instruments	1	0	1
Investments accounted for using the equity method	0	10	–10
Amounts not reclassified to the income statement	221	–485	706
Defined-benefit plan pension commitments	231	–506	737
Deferred taxes on defined-benefit plan pension commitments	–10	21	–31
Total	180	–420	600

Other comprehensive income comprises amounts recognised directly in equity under Revaluation reserves. These amounts include income and expenses from financial instruments classified as available-for-sale financial assets, changes in actuarial gains and losses for defined-benefit plan pension commitments, and changes in deferred taxes reported depending on the underlying transaction.

Analysis of reclassification amounts included in the income statement by class

	2015	2014	Change
	EUR in millions	EUR in millions	EUR in millions

Amounts relating to the reclassification of financial instruments	17	22	–4
Bonds and other fixed-income securities	17	21	–4
Shares and other non-fixed income securities	0	0	0
Equity investments	0	0	0
Subordinated assets	0	0	0
Amounts relating to the reclassification of deferred taxes on financial instruments	0	0	0
Amounts relating to the reclassification of investments accounted for using the equity method	0	10	–10
Total	17	32	–15

The reclassification amounts detailed in the table above represent income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognised directly in equity in the Revaluation reserves. They also include amortisation of Revaluation reserves related to the reclassification of securities and investments from the available-for-sale financial assets measurement category to the loans and receivables measurement category. Income recognised in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

KfW Financial Information 2015 Consolidated financial statements

Segment reporting

(39) Segment reporting by business sector

In accordance with the provisions of IFRS 8, segment reporting follows the internal management reporting system, which is used by the group’s main decision-makers to assess each segment’s performance and to allocate resources to segments.

In accordance with the business sector structure for KfW Group, the segments and their products and services can be presented as follows:

Mittelstandsbank (SME Bank)	– Financing of corporate and industrial pollution control investments – Equity financing – Advisory services

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)

–  Financing for housing construction and modernisation

–  Education finance

–  Infrastructure and social finance

–  Global funding of the promotional institutes of the German Federal States (Landesförderinstitute)

–  Individual financing banks

–  Transactions on behalf of the Federal Government

Export and project finance	– Financing for German and European export activities – Financing for projects and investments in German and European interests

Promotion of developing and transition countries

–  Promotion of developing and transition countries on behalf of the Federal Government (budget funds) with complementary market funds raised by KfW

–  Financing provided by DEG – Deutsche Investitions- und Entwicklungs-gesellschaft mbH (private enterprise financing)

Capital markets	– Securities and money market investments – Holding arrangements for the Federal Republic of Germany – Transactions mandated by the Federal Government, loan granted to Greece – Funding

Head office	– Central interest rate and currency management – Strategic equity investments

The business sectors are measured on the basis of their contribution to consolidated profit. The individual line items are based on the following methods:

–	Net interest income (before promotional activity) comprises interest margins from lending business calculated on the basis of the market interest rate method1). The item also includes the imputed return on equity with an analysis based on economic capital usage. Head office also includes the treasury result, which largely comprises the income/loss from interest rate and spread management. The profit contribution from KfW funding2) is allocated to the Capital markets business sector.

–	The promotional activity included in interest, commission and administrative expense in the income statement is reported separately pursuant to the internal management report due to the special relevance of the promotional activity as a management variable.

1)	Funding at matching maturities using KfW’s internal refinancing curve is assumed for the calculation of interest margins in this method.
2)	The difference between the realised funding rates and the maturity-matched funding rates calculated in-house.

KfW Financial Information 2015 Consolidated financial statements

Promotional activity is understood to mean certain expenses of the two business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) with a positive impact on the achievement of KfW’s promotional objectives. Promotional activity primarily consists of additions of the interest rate reductions accounted for at present value3) from new commitments as well as from the compounding effect. Additional support components are the expense for consultancy grants and sales partner incentives through upfront fees (included in Commission expense) as well as for available and product-related marketing measures (included in Administrative expense).

–	The allocation of Administrative expense (before promotional activity) is based on the results from activity-based accounting by cost centres4). Administrative expense (before promotional activity) includes depreciation on property, plant and equipment and amortisation of intangible assets.

–	In the Risk provisions for lending business item, net impairment charges, direct write-offs and recoveries on loans written off are distributed among the segments according to the underlying loan.

–	The valuation result comprises the net gains/losses from hedge accounting, the net gains/losses from other financial instruments at fair value, the net gains/losses from securities and investments, the net gains/losses from investments accounted for using the equity method and net other operating income.

–	When taxes on income are allocated to the business sectors (excluding the Head office) only the current taxes on income are taken in account. Deferred taxes are allocated to the Head office.

–	The reported economic capital requirement covers all types of risk under the definition of economic capital requirements in the risk report section of the group management report.

–	Segment assets are not reported as, in accordance with the internal management reporting system, they are used neither to assess each segment’s performance nor to allocate resources to segments.

–	The presentation of segment income and expenses is based on consolidated figures. Administrative and commission expense as well as commission income and other operating income resulting from service relationships within KfW Group is adjusted in segment reporting. Negligible consolidation effects remaining are reported in the reconciliation/consolidation column.

3)	See note regarding “KfW’s promotional lending business” for details of KfW’s interest rate reductions in the promotional lending business. The present value of the nominal scheduled interest rate reductions, which is recognised as interest expense in profit or loss, is allocated to the Mittelstandsbank (SME Bank) and Kommunal-und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) business sectors. The compounding effect on the present values contained in interest expense is allocated to the Head office for simplification reasons.
4)	The costs incurred in the organisational units are largely allocated to the products by means of core services.

KfW Financial Information 2015 Consolidated financial statements

Segment reporting by business sector for the financial year 2015

	Mittel- stands- bank (SME Bank)1)	Kommunal- und Privat- kunden- bank/ Kredit- institute (Municipal and Private Client Bank/Credit Institutions)	Export and project finance1)	Promotion of devel- oping and transition countries1)	Capital markets	Head office	Reconcili- ation/con- solidation	KfW Group
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Volume of new commitments	20,431	30,054	20,214	7,726	1,119	0	–229	79,314
Net interest income (before promotional activity)	230	337	866	400	213	858	1	2,904
Net commission income (before promotional activity)	16	32	37	198	3	0	0	286
Administrative expense (before promotional activity)	176	245	214	357	85	48	0	1,125
Operating result before valuation (before promotional activity)	70	124	690	240	131	810	1	2,066
Risk provisions for lending business	5	–69	33	–63	–5	52	0	–48
Valuation result	58	0	0	65	20	484	0	628
Profit/loss from operating activities (before promotional activity)	133	56	722	243	146	1,346	0	2,647
Promotional activity (expense)	258	48	0	0	0	39	0	345
Taxes on income	20	0	94	23	0	–6	0	130
Consolidated profit	–144	7	628	220	146	1,313	0	2,171
Economic capital requirement	1,545	1,256	2,230	2,902	1,294	5,330	0	14,557

1)	The valuation result of the business sectors contains the following net gains/losses from investments accounted for using the equity method: Mittelstandsbank (SME Bank) EUR 10.1 million, Export and project finance EUR 3.0 million and Promotion of developing and transition countries EUR 4.5 million.

KfW Financial Information 2015 Consolidated financial statements

Segment reporting by business sector for the financial year 2014

	Mittel- stands- bank (SME Bank)1)	Kommunal- und Privat- kunden- bank/ Kredit- institute (Municipal and Private Client Bank/Credit Institutions)	Export and project finance1)	Promotion of devel- oping and transition countries1)	Capital markets	Head office	Reconcili- ation/con- solidation	KfW Group
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Volume of new commitments	19,924	27,699	16,638	8,830	1,203	0	–153	74,141
Net interest income (before promotional activity)	264	320	786	330	271	796	1	2,768
Net commission income (before promotional activity)	21	27	39	173	54	1	0	313
Administrative expense (before promotional activity)	168	238	205	329	72	46	0	1,059
Operating result before valuation (before promotional activity)	117	109	619	173	252	751	1	2,023
Risk provisions for lending business	–8	–61	–1	–73	–1	0	0	–143
Valuation result	–19	0	–17	139	69	–81	1	93
Profit/loss from operating activities (before promotional activity)	90	48	602	239	320	670	3	1,973
Promotional activity (expense)	286	26	0	0	0	52	0	364
Taxes on income	0	0	61	15	0	19	0	95
Consolidated profit	–196	23	541	224	320	599	3	1,514
Economic capital requirement	1,449	1,339	2,327	2,222	1,164	6,998	1	15,501

1)	The valuation result of the business sectors contains the following net gains/losses from investments accounted for using the equity method: Mittelstandsbank (SME Bank) EUR –1.4 million, Export and project finance EUR 8.9 million and Promotion of developing and transition countries EUR –0.3 million.

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Group. The consolidation effects reported for “Volume of new commitments” relate to commitments for programme loans made by Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) for which KfW IPEX-Bank acts as on-lending bank. The other amounts in this column result from minimal consolidation effects.

KfW Financial Information 2015 Consolidated financial statements

(40) Segment reporting by region

Net interest and commission income are allocated on the basis of the customers’ geographical location. The imputed return on equity included in net interest income, the profit contribution from KfW funding and the treasury result are allocated to Germany. KfW receives commission income from the Federal Government for supporting developing and transition countries using budget funds of the Federal Government. This is allocated according to the region of the country receiving the investment. The commission expense paid to special purpose entities resulting from the asset securitisation platform is distributed according to the geographical location of the originator bank.

Property, plant and equipment and intangible assets are not reported according to region because, apart from immaterial amounts, these assets relate to Germany.

Segment reporting by region for the financial year 2015

	Germany	Europe (excl. Germany)	Rest of the world	Reconciliation/ consolidation	KfW Group
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Net interest income	1,516	482	602	1	2,601
Net commission income	33	39	185	0	257
Segment income	1,549	521	787	1	2,858
Segment reporting by region for the financial year 2014

	Germany	Europe (excl. Germany)	Rest of the world	Reconciliation/ consolidation	KfW Group
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Net interest income	1,515	444	464	1	2,423
Net commission income	65	63	180	0	307
Segment income	1,579	507	643	1	2,731

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Group. The amounts in this column result solely from minimal consolidation effects.

KfW Financial Information 2015 Consolidated financial statements

Notes to the statement

of financial position

(41) Cash reserves

Analysis of Cash reserves by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Balances with central banks	460	786	–326

(42) Loans and advances to banks

Analysis of Loans and advances to banks by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Money-market transactions	17,171	4,885	12,286
Loans and advances	248,986	251,255	–2,269
Other receivables	10,892	23,727	–12,835
Total	277,050	279,867	–2,818

An adjustment to the carrying amount totalling EUR 1,588 million (31 Dec. 2014: EUR 1,794 million) is reported under Loans and advances due to the interest rate being below the market rate for promotional loans paid out with additional promotional funds in the form of interest rate reductions impacting KfW’s earnings position.

The receivables from reverse repurchase agreements (reverse “repos”), cash collateral pledged and the PROMISE and PROVIDE synthetic securitisation platforms are included in Other receivables.

Analysis of Loans and advances to banks by underwriting liability type

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Direct loans to banks	80,576	83,995	–3,419
On-lent customer loans with full underwriting borne by the on-lending commercial bank	166,871	165,473	1,398
On-lent customer loans with partial underwriting borne by the on-lending commercial bank	2,604	3,096	–491
Direct and on-lent subordinated loans	524	486	38
Adjustment to the carrying amount due to the interest rate being below the market rate for promotional loans paid out with additional promotional funds in the form of interest rate reductions impacting KfW’s earnings position	–1,588	–1,794	206
Total	248,986	251,255	–2,269

Direct loans to banks include in particular global loans granted as part of financing for domestic housing construction and SMEs.

KfW Financial Information 2015 Consolidated financial statements

(43) Loans and advances to customers

Analysis of Loans and advances to customers by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Money-market transactions	9,783	977	8,806
Loans and advances	121,934	115,934	5,999
Other receivables	2,991	2,999	–8
Total	134,708	119,910	14,798

An adjustment to the carrying amount totalling EUR 174 million (31 Dec. 2014: EUR 204 million) is reported under Loans and advances due to the interest rate being below the market rate for promotional loans paid out with additional promotional funds in the form of interest rate reductions impacting KfW’s earnings position.

The receivables from reverse repurchase agreements (reverse “repos”) are included in Other receivables.

Analysis of Loans and advances to customers by underwriting liability type

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Direct loans to customers	117,976	111,511	6,464
On-lent customer loans without underwriting borne by the on-lending commercial bank	376	405	–29
Customer loans on-lent through insurance companies with full underwriting borne by the on-lending insurance company	311	200	112
Customer loans on-lent through insurance companies without underwriting borne by the on-lending insurance company	9	0	9
Direct subordinated loans and subordinated loans on-lent through commercial banks and insurance companies	3,435	4,022	–587
Adjustment to the carrying amount due to the interest rate being below the market rate for promotional loans paid out with additional promotional funds in the form of interest rate reductions impacting KfW’s earnings position	–174	–204	30
Total	121,934	115,934	5,999

Direct loans to customers include in particular loans granted under export and project financing, municipal financing and education financing. The item also includes loans connected with certain transactions mandated by the Federal Government in accordance with the KfW Law.

KfW Financial Information 2015 Consolidated financial statements

(44) Risk provisions for lending business

Analysis of Risk provisions for lending business by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Loans and advances to banks	169	160	9
Loans and advances to customers	1,573	1,697	–124
Provisions for losses on loans and advances	1,743	1,857	–114
Provisions for contingent liabilities and irrevocable loan commitments	62	78	–16
Total	1,804	1,935	–131

Provisions for losses on loans and advances also include money market investments and reverse repos.

Development of Risk provisions for lending business in the financial year 2015 by risk assessment type

	Individually	Risks assessed	Provisions for	Provisions	Provisions	Total
	assessed risks	on a portfolio	losses on loans	(individual	(portfolio
		basis	and advances	risks)	risks)
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
As of 1 Jan. 2015	1,323	535	1,857	30	48	1,935
Additions	700	51	751	6	3	760
Utilisation	–517	0	–517	0	0	–517
Reversals	–347	–57	–404	–17	–10	–431
Unwinding	–32	0	–32	0	0	–32
Exchange rate changes	70	18	87	1	1	89
As of 31 Dec. 2015	1,197	546	1,743	19	42	1,804

Risks assessed on a portfolio basis comprise both credit rating risks and country risks.

In 2015, EUR 68 million (2014: EUR 67 million) in interest income was not collected for impaired loans.

KfW Financial Information 2015 Consolidated financial statements

Development of Risk provisions for lending business in the financial year 2014 by risk assessment type

	Individually	Risks assessed	Provisions for	Provisions	Provisions	Total
	assessed risks	on a portfolio	losses on loans	(individual	(portfolio
		basis	and advances	risks)	risks)
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
As of 1 Jan. 2014	1,431	522	1,952	67	44	2,063
Additions	587	54	642	8	6	656
Utilisation	–425	0	–425	0	0	–425
Reversals	–326	–59	–384	–48	–3	–436
Unwinding	–26	0	–26	0	0	–26
Exchange rate changes	82	17	99	3	2	104
As of 31 Dec. 2014	1,323	535	1,857	30	48	1,935

(45) Value adjustments from macro fair value hedge accounting

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Value adjustments to assets under macro fair value hedge accounting	14,420	18,461	–4,041

The fair values attributable to hedged risks in the hedged portfolios in the loans and receivables category are included in this item.

(46) Derivatives used for hedge accounting

Analysis of derivatives with positive fair values designated for hedge accounting by type of hedging relationship

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Micro fair value hedge accounting	33,603	28,431	5,172
Macro fair value hedge accounting	1,039	1,138	–99
Total	34,641	29,569	5,073

KfW Financial Information 2015 Consolidated financial statements

Analysis of derivatives with positive fair values designated for hedge accounting by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Interest-related derivatives	12,625	14,981	–2,356
Currency-related derivatives	22,016	14,588	7,429
Total	34,641	29,569	5,073

Only Interest-related derivatives are designated for macro fair value hedge accounting. Cross-currency swaps are presented under Currency-related derivatives.

(47) Other derivatives

Analysis of Other derivatives with positive fair values by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Interest-related derivatives	5,546	5,964	–419
Currency-related derivatives	3,391	2,856	535
Miscellaneous	77	74	3
Total	9,014	8,894	120

Cross-currency swaps are presented under Currency-related derivatives.

Under Other derivatives are derivatives with positive fair values of EUR 148 million (31 Dec. 2014: EUR 134 million) attributable to embedded derivatives that are bifurcated.

KfW Financial Information 2015 Consolidated financial statements

(48) Securities and investments

Analysis of Securities and investments by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Bonds and other fixed-income securities	29,238	28,600	639
Equity investments	2,388	2,114	274
Shares in non-consolidated subsidiaries	8	8	0
Total	31,634	30,722	913

Bonds and other fixed-income securities are recorded net of impairment losses that have already occurred but have not yet been individually identified.

(49) Investments accounted for using the equity method

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Investments accounted for using the equity method	290	178	112

The note regarding “Disclosures on shareholdings” contains a list of Investments accounted for using the equity method.

(50) Property, plant and equipment

Analysis of Property, plant and equipment by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Land and buildings	806	810	–5
Plant and equipment	72	71	1
Other property, plant and equipment	42	31	11
Total	919	912	7

Payments in advance and assets under construction are presented in Other property, plant and equipment.

KfW Financial Information 2015 Consolidated financial statements

Development in Property, plant and equipment in the financial year 2015

	Acquisition/	Accumulated	Net carrying
	production cost	depreciation,	amount
		impairment and
		reversal of im-
		pairment losses
	EUR in millions	EUR in millions	EUR in millions

Carrying amount as of 1 Jan. 2015	1,195	–283	912
Changes in consolidated group	0	0	0
Additions/reversals of impairment losses	47	0	47
Disposals	–11	10	–1
Depreciation	0	–39	–39
Impairment losses	0	0	0
Carrying amount as of 31 Dec. 2015	1,232	–312	919

Development in Property, plant and equipment in the financial year 2014

	Acquisition/	Accumulated	Net carrying
	production cost	depreciation,	amount
		impairment and
		reversal of im-
		pairment losses
	EUR in millions	EUR in millions	EUR in millions

Carrying amount as of 1 Jan. 2014	1,201	–269	931
Changes in consolidated group	2	–2	0
Additions/reversals of impairment losses	46	0	46
Disposals	–53	27	–27
Depreciation	0	–38	–38
Impairment losses	0	–1	–1
Carrying amount as of 31 Dec. 2014	1,195	–283	912

(51) Intangible assets

Analysis of Intangible assets by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Software	161	116	45
Acquired software	114	84	30
Internally generated software	47	32	15
Other intangible assets	45	41	4
Total	206	158	49

Other intangible assets include, in particular, software under development.

KfW Financial Information 2015 Consolidated financial statements

Development in Intangible assets in the financial year 2015

	Acquisition/	Accumulated	Net carrying
	production cost	amortisation,	amount
		impairment and
		reversal of im-
		pairment losses
	EUR in millions	EUR in millions	EUR in millions

Carrying amount as of 1 Jan. 2015	254	–96	158
Additions/reversals of impairment losses	75	0	75
Disposals	–6	4	–2
Amortisation	0	–25	–25
Impairment losses	0	0	0
Carrying amount as of 31 Dec. 2015	324	–117	206

Development in Intangible assets in the financial year 2014

	Acquisition/	Accumulated	Net carrying
	production cost	amortisation,	amount
		impairment and
		reversal of im-
		pairment losses
	EUR in millions	EUR in millions	EUR in millions

Carrying amount as of 1 Jan. 2014	209	–77	131
Additions/reversals of impairment losses	55	0	55
Disposals	–11	7	–4
Amortisation	0	–20	–20
Impairment losses	0	–6	–6
Carrying amount as of 31 Dec. 2014	254	–96	158

(52) Income tax assets

Analysis of Income tax assets by type

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Current income tax assets	12	11	1
Deferred income tax assets	397	399	–1
Total	410	410	0

Current income tax assets result from creditable taxes (investment income tax/solidarity surcharge) and tax receivables from advance tax payments during the reporting year.

Deferred income tax assets mostly result from valuation differences relating to the balance sheet items listed below.

KfW Financial Information 2015 Consolidated financial statements

Analysis of deferred tax assets by balance sheet item

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Loans and advances to banks and customers (incl. risk provisions)	66	68	–2
Securities and investments	17	7	10
Intangible assets	15	15	0
Other derivatives (liabilities)	252	254	–2
Provisions	46	54	–8
Other balance sheet items	0	1	–1
Tax loss carryforwards	1	0	1
Subtotal	397	399	–1
Offset against deferred tax liabilities	0	0	0
Total	397	399	–1
(53) Other assets

Analysis of Other assets by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Other assets and receivables	909	967	–58
Prepaid and deferred charges	53	96	–43
Total	962	1,063	–100

(54) Liabilities to banks

Analysis of Liabilities to banks by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Money-market transactions	4	0	4
Promissory note loans	2,330	2,387	–58
Other financial liabilities	21,670	15,564	6,106
Total	24,004	17,951	6,052

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE synthetic securitisation platforms are included in Other financial liabilities.

KfW Financial Information 2015 Consolidated financial statements

(55) Liabilities to customers

Analysis of Liabilities to customers by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Money-market transactions	476	250	226
Promissory note loans	5,695	6,251	–556
Other financial liabilities	3,453	3,580	–127
Total	9,624	10,082	–458

Liabilities from repos and cash collateral received are included in Other financial liabilities. Credit-linked notes issued via the PROMISE and PROVIDE synthetic securitisation platforms are included under Promissory note loans.

(56) Certificated liabilities

Analysis of Certificated liabilities by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Money-market issues	39,884	33,963	5,921
Bonds and notes	375,316	370,034	5,282
Total	415,200	403,997	11,203

(57) Value adjustments from macro fair value hedge accounting

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Value adjustments to liabilities under macro fair value hedge accounting	132	159	–26

The fair values attributable to hedged risks in the hedged portfolios in the other liabilities category are included in this item.

KfW Financial Information 2015 Consolidated financial statements

(58) Derivatives used for hedge accounting

Analysis of derivatives with negative fair values designated for hedge accounting by type of hedging relationship

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Micro fair value hedge accounting	4,179	3,223	955
Macro fair value hedge accounting	17,714	22,271	–4,558
Total	21,892	25,495	–3,602

Analysis of derivatives with negative fair values designated for hedge accounting by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Interest-related derivatives	19,116	23,804	–4,689
Currency-related derivatives	2,777	1,690	1,086
Total	21,892	25,495	–3,602

Only Interest-related derivatives are designated for macro fair value hedge accounting. Cross-currency swaps are presented under Currency-related derivatives.

(59) Other derivatives

Analysis of Other derivatives with negative fair values by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Interest-related derivatives	1,034	1,139	–105
Currency-related derivatives	1,592	1,836	–244
Total	2,626	2,975	–349

Cross-currency swaps are presented under Currency-related derivatives.

Under Other derivatives are derivatives with negative fair values of EUR 17 million (31 Dec. 2014: EUR 21 million) attributable to embedded derivatives that are bifurcated.

KfW Financial Information 2015 Consolidated financial statements

(60) Provisions

Analysis of Provisions by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Provisions for pensions and similar commitments	1,780	1,955	–175
Provisions for credit risks	62	78	–16
Other provisions	756	768	–12
Total	2,598	2,801	–204

Development in Provisions for pensions and similar commitments in the financial year 2015

	Defined benefit obligations	Early retirement	Partial retirement	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2015	1,893	49	13	1,955
Additions	101	1	1	103
Current service cost	67	0	1	69
Past service cost	0	0	0	0
Interest cost	34	0	0	34
Other additions	0	0	0	0
Actuarial gains and losses	–231	0	0	–231
Changes in demographic assumptions	1	0	0	1
Changes in financial assumptions	–224	0	0	–224
Changes in experience adjustments	–8	0	0	–8
Utilisation	–44	–5	–3	–52
Reversals	0	–1	–1	–2
Transfers	0	–3	3	0
Contributions by members (recognised in equity)	6	0	0	6
Changes in consolidated group	0	0	0	0
As of 31 Dec. 2015	1,726	41	13	1,780

The average residual term of the defined-benefit pension obligations is 19.4 years as of 31 December 2015 (31 Dec. 2014: 19.4 years).

KfW Financial Information 2015 Consolidated financial statements

Development in Provisions for pensions and similar commitments in the financial year 2014

	Defined benefit obligations	Early retirement	Partial retirement	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2014	1,338	43	10	1,391
Additions	86	14	2	101
Current service cost	41	13	1	55
Past service cost	0	0	0	0
Interest cost	45	1	1	46
Other additions	0	0	0	0
Actuarial gains and losses	506	0	0	506
Changes in demographic assumptions	0	0	0	0
Changes in financial assumptions	475	0	0	475
Changes in experience adjustments	31	0	0	31
Utilisation	–42	–4	–2	–48
Reversals	0	0	0	0
Transfers	0	–3	3	0
Contributions by members (recognised in equity)	6	0	0	6
Changes in consolidated group	–1	0	0	–1
As of 31 Dec. 2014	1,893	49	13	1,955

Provisions for pensions and similar commitments are calculated on the basis of the 2005 G Heubeck actuarial tables and the following other actuarial assumptions:

Actuarial assumptions in % p. a.

	31 Dec. 2015	31 Dec. 2014

Technical discount rate	2.28	1.75
Rate of salary increases	2.20	3.00
Rate of pension increases	2.50	2.50
Rate of staff turnover	1.50	1.60

The technical discount rate as of 31 December 2015 reflects an adjustment to the average residual term of the defined-benefit pension obligations translating into an adjustment to the duration used. A 0.2 % higher rate of staff turnover was used for KfW as of 31 December 2015; an adjustment to the average has an opposite effect in the presentation for the group.

KfW Financial Information 2015 Consolidated financial statements

Sensitivity of defined-benefit pension obligations as of 31 December 2015

	Difference	Change in	Difference	Change in
		defined benefit		defined benefit
		obligations		obligations
		EUR in millions		EUR in millions

Life expectancy	+1 year	67	–1 year	–52
Technical discount rate	+0.25%	–77	–0.25%	84
Rate of salary increases	+0.50%	24	–0.50%	–23
Rate of pension increases	+0.50%	85	–0.50%	–77
Rate of staff turnover	+1.00%	–16	–1.00%	19

Sensitivity of defined-benefit pension obligations as of 31 December 2014

	Difference	Change in	Difference	Change in
		defined benefit		defined benefit
		obligations		obligations
		EUR in millions		EUR in millions

Life expectancy	+1 year	67	–1 year	–60
Technical discount rate	+0.25%	–91	–0.25%	99
Rate of salary increases	+0.50%	29	–0.50%	–27
Rate of pension increases	+0.50%	97	–0.50%	–88
Rate of staff turnover	+1.00%	–18	–1.00%	22

Development in Risk provisions for lending business

For the development in Risk provisions for lending business see the note regarding “Risk provisions for lending business”.

Development in Other provisions in the financial year 2015

	Obligations to	Other	Total
	employees	provisions
	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2015	28	740	768
Additions	4	47	51
Interest cost	0	0	0
Other additions	4	47	51
Utilisation	–3	–44	–47
Reversals	–1	–10	–10
Transfers	0	–6	–6
Exchange rate changes	0	1	1
Changes in consolidated group	0	0	0
As of 31 Dec. 2015	28	728	756

KfW Financial Information 2015 Consolidated financial statements

Obligations to employees show other long-term employee benefits including provisions for service anniversaries. Corresponding actuarial reports have been prepared for these obligations.

An Other provision item in the amount of EUR 47 million (31 Dec. 2014: EUR 53 million) is reported due to the interest rate being below the market rate for irrevocable promotional loan commitments with additional promotional funds in the form of interest rate reductions impacting KfW’s earnings position. Changes to existing provisions are presented as net additions or, in the case of a decline, as a transfer via the adjustments to the carrying amounts of already disbursed promotional loans recognised on the assets side under Loans and advances to banks or customers.

Other provisions also comprise obligations arising from the assumption of the operations of the State Insurance Company of the GDR in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung – “SinA”, an institution under public law), which are offset by receivables in the same amount from the Federal Agency for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben – “BvS”) recognised in Other assets.

Development in Other provisions in the financial year 2014

	Obligations to employees	Other provisions	Total
	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2014	26	778	804
Additions	6	72	78
Interest cost	0	0	0
Other additions	6	72	78
Utilisation	–3	–56	–59
Reversals	0	–12	–12
Transfers	0	–41	–41
Exchange rate changes	0	1	1
Changes in consolidated group	–2	0	–2
As of 31 Dec. 2014	28	740	768

(61) Income tax liabilities

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Current income tax liabilities	29	64	–35
Deferred income tax liabilities	255	256	–2
Total	284	320	–36

Current income tax liabilities as of 31 December 2015 primarily include tax provisions at the level of taxable companies included in KfW Group.

KfW Financial Information 2015 Consolidated financial statements

Development in tax provisions

	2015	2014
	EUR in millions	EUR in millions

As of 1 Jan.	55	33
Additions	29	43
Utilisation	–43	–22
Reversals	–12	0
As of 31 Dec.	29	55

Deferred income tax liabilities mostly resulted from valuation differences relating to the balance sheet items listed below.

Analysis of deferred tax liabilities by balance sheet item

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Other derivatives (assets)	226	243	–17
Securities and investments	1	1	0
Other balance sheet items	28	12	16
Subtotal	255	256	–2
Offset against deferred tax assets	0	0	0
Total	255	256	–2
(62) Other liabilities
Analysis of Other liabilities by class
	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Other financial liabilities	837	1,093	–256
Deferred income	276	354	–78
Total	1,113	1,447	–334
(63) Subordinated liabilities
Analysis of Subordinated liabilities by class
	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Subordinated liabilities	300	2,247	–1,947

KfW Financial Information 2015 Consolidated financial statements

As part of the new legislation governing ERP economic promotion as of 1 July 2007, the ERP Special Fund provided a subordinated loan to KfW in the original amount of EUR 3,247 million. The subordinated loan in the amount of an additional EUR 1,250 million was added to KfW’s capital reserve as of 1 January 2015. The ERP Special Fund also waived repayment from KfW in the amount of EUR 100 million. A further EUR 597 million was repaid to the ERP Special Fund; thus Subordinated liabilities of EUR 300 million were recognised as of the reporting date. The loan consists of three tranches with different fixed-interest periods. The period during which capital is tied up in all tranches ends on 31  December 2027. Interest was charged on the tranches at an average rate of 1.82% in the financial year 2015 (2014: 3.45%).

(64) Equity

Analysis of Equity

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Subscribed capital	3,750	3,750	0
less uncalled outstanding contributions	–450	–450	0
Paid-in subscribed capital	3,300	3,300	0
Capital reserve	8,447	7,197	1,250
of which promotional reserve from the ERP Special Fund	7,150	5,900	1,250
Reserve from the ERP Special Fund	1,191	1,191	0
Retained earnings	12,091	10,019	2,072
Statutory reserve under Article 10 (2) KfW Law	1,875	1,875	0
Special reserve under Article 10 (3) KfW Law	7,022	5,690	1,331
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	21	0
Other retained earnings	3,173	2,432	740
Fund for general banking risks	600	500	100
Revaluation reserves	–429	–608	180
Valuation gains/losses from available-for-sale financial assets (after tax)	15	56	–41
Actuarial gains and losses from defined-benefit plan pension obligations (after tax)	–443	–664	221
Total	25,200	21,598	3,602

Equity forms the basis for the capital available for covering risks, which are matched against the capital requirements derived from internal management.

For information concerning Equity in relation to risk-bearing capacity see Risk report in the group management report.

KfW Financial Information 2015 Consolidated financial statements

Notes to financial instruments

(65) Gains and losses from financial instruments by measurement category

The following tables show an analysis of the results from financial instruments included in the various income statement items organised by measurement category. In addition to interest and similar income and expenses reported in Net interest and commission income and loan processing fees included in Net commission income, contributions to income include in particular the Risk provisions for lending business. Depending on measurement and designation for hedge accounting, the effects of fair value measurement, impairment losses, reversals of impairment losses and gains and losses from disposals are also included. The result from foreign currency translation is not included.

Gains and losses from financial instruments by measurement category in the financial year 2015

	Net interest income	Risk pro- visions for lending business	Net com- mission income	Net gains/ losses from hedge account- ing	Net gains/ losses from other financial instru- ments at fair value through profit or loss	Net gains/ losses from securities and invest- ments	Net other operating income	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Loans and receivables	8,654	–48	110	–3,860	0	17	0	4,873
Held-to-maturity investments	3	0	0	0	0	0	0	3
Other liabilities	–8,119	0	–30	3,452	0	0	105	–4,592
Available-for-sale financial assets	297	0	0	–136	0	8	0	169
Financial assets at fair value through profit or loss	42	0	16	0	126	0	0	183
Financial liabilities at fair value through profit or loss	–897	0	–15	0	747	0	0	–166
Financial instruments classified as held for trading	1,306	0	0	0	–620	0	0	686
Derivatives used for hedge accounting	1,350	0	0	719	0	0	0	2,069
Total	2,635	–48	80	175	253	25	105	3,225

KfW Financial Information 2015 Consolidated financial statements

Gains and losses from financial instruments by measurement category in the financial year 2014

	Net interest income	Risk pro- visions for lending business	Net com- mission income	Net gains/ losses from hedge account- ing	Net gains/ losses from other financial instru- ments at fair value through profit or loss	Net gains/ losses from securities and invest- ments	Net other operating income	Total

	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Loans and receivables	9,745	–143	115	6,967	0	40	0	16,724
Held-to-maturity investments	6	0	0	0	0	0	0	6
Other liabilities	–8,333	0	–34	–4,214	0	0	29	–12,553
Available-for-sale financial assets	340	0	0	146	0	–42	0	444
Financial assets at fair value through profit or loss	40	0	29	0	190	0	0	259
Financial liabilities at fair value through profit or loss	–913	0	–26	0	–2,029	0	0	–2,969
Financial instruments classified as held for trading	985	0	0	0	1,691	0	0	2,676
Derivatives used for hedge accounting	600	0	0	–2,726	0	0	0	–2,126
Total	2,470	–143	84	173	–148	–3	29	2,462

KfW Financial Information 2015 Consolidated financial statements

(66) Balance sheet for financial instruments by measurement category

The following tables show the assets and liabilities from financial instruments included in the different balance sheet items organised by measurement category.

Financial assets by measurement category as of 31 December 2015

	Loans and advances to banks	Loans and advances to cus- tomers	Risk pro- visions for lend- ing busi- ness	Value adjust- ments from macro fair value hedge account- ing	Deriva- tives used for hedge account- ing	Other deriva- tives	Secur- ities and invest- ments	Assets (financial instruments)

	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	in %

Loans and receivables	277,039	134,680	–1,743	14,420	0	0	6,521	430,917	86.2
Held-to-maturity investments	0	0	0	0	0	0	3,954	3,954	0.8
Available-for-sale financial assets	0	0	0	0	0	0	19,315	19,315	3.9
Financial assets at fair value through profit or loss	10	0	0	0	0	0	1,845	1,855	0.4
Financial assets classified as held for trading	0	28	0	0	0	9,014	0	9,042	1.8
Derivatives used for hedge accounting	0	0	0	0	34,641	0	0	34,641	6.9
Total	277,050	134,708	–1,743	14,420	34,641	9,014	31,634	499,725	100.0

KfW Financial Information 2015 Consolidated financial statements

Financial liabilities by measurement category as of 31 December 2015

	Liabili- ties to banks	Liabili- ties to custom- ers	Certifi- cated liabilities	Value adjust- ments from macro fair value hedge account- ing	Deriva- tives used for hedge account- ing	Other deriva- tives	Other liabilities	Sub- ordinated liabilities	Liabilities (finan- cial instruments)

	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	in %

Other financial liabilities	23,748	7,457	399,303	132	0	0	11	300	430,951	91.0
Financial liabilities at fair value through profit or loss	255	2,167	15,897	0	0	0	0	0	18,320	3.9
Financial liabilities classified as held for trading	0	0	0	0	0	2,626	0	0	2,626	0.6
Derivatives used for hedge accounting	0	0	0	0	21,892	0	0	0	21,892	4.6
Total	24,004	9,624	415,200	132	21,892	2,626	11	300	473,790	100.0

KfW Financial Information 2015 Consolidated financial statements

Financial assets by measurement category as of 31 December 2014

	Loans and advances to banks	Loans and advances to cus- tomers	Risk pro- visions for lend- ing busi- ness	Value adjust- ments from macro fair value hedge account- ing	Deriva- tives used for hedge account- ing	Other deriva- tives	Secur- ities and invest- ments	Assets (financial instruments)
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	in %

Loans and receivables	279,824	119,910	–1,857	18,461	0	0	6,815	423,153	87.1
Held-to-maturity investments	0	0	0	0	0	0	2,376	2,376	0.5
Available-for-sale financial assets	0	0	0	0	0	0	19,871	19,871	4.1
Financial assets at fair value through profit or loss	43	0	0	0	0	0	1,660	1,703	0.4
Financial assets classified as held for trading	0	0	0	0	0	8,894	0	8,894	1.8
Derivatives used for hedge accounting	0	0	0	0	29,569	0	0	29,569	6.1
Total	279,867	119,910	–1,857	18,461	29,569	8,894	30,722	485,566	100.0

KfW Financial Information 2015 Consolidated financial statements

Financial liabilities by measurement category as of 31 December 2014

	Liabili- ties to banks	Liabili- ties to custom- ers	Certifi- cated liabilities	Value adjust- ments from macro fair value hedge account- ing	Deriva- tives used for hedge account- ing	Other deriva- tives	Other liabilities	Sub- ordinated liabilities	Liabilities (finan- cial instruments)
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	in %

Other financial liabilities	17,551	7,489	384,186	159	0	0	134	2,247	411,764	88.9
Financial liabilities at fair value through profit or loss	401	2,593	19,812	0	0	0	0	0	22,805	4.9
Financial liabilities classified as held for trading	0	0	0	0	0	2,975	0	0	2,975	0.6
Derivatives used for hedge accounting	0	0	0	0	25,495	0	0	0	25,495	5.5
Total	17,951	10,082	403,997	159	25,495	2,975	134	2,247	463,039	100.0

KfW Financial Information 2015 Consolidated financial statements

(67) Disclosures on the reclassification of financial assets

In 2008 and with retroactive effect from 1 July 2008, KfW Group reclassified bonds and other fixed-income securities recognised in Securities and investments (floating interest asset-backed securities) with a volume of EUR 2,750 million (fair value as of the date of reclassification) from the available-for-sale financial assets measurement category to the loans and receivables measurement category.

The following table shows the carrying amounts of the reclassified financial assets and their fair values:

	31 Dec. 2015	31 Dec. 2014
	EUR in millions	EUR in millions

Carrying amount (statement of financial position)	291	375
Fair value	288	381

For the reclassified financial assets a change of EUR –11 million (2014: EUR 17 million) in fair value would have been recorded directly in equity under Revaluation reserves. Net gains/losses from securities and investments of EUR 1 million (2014: EUR 1 million) would also have been recorded.

Net gains/losses from securities and investments include reversals of impairment losses and impairments on reclassified financial assets totalling EUR 1 million (2014: EUR 1 million); as in the financial year 2014, no realised gains and losses were recorded. Interest income from the reclassified securities is still recognised in the same manner.

In 2009, in accordance with a prospective resolution taking effect on 17 February 2009, bonds and other fixed-income securities recognised in Securities and investments (which serve to maintain liquidity through the use of repo transactions or open market transactions of the European Central Bank) with a volume of EUR 18,170 million (fair value as of the date of reclassification) were reclassified from the available-for-sale financial assets measurement category to the loans and receivables measurement category.

The following table shows the carrying amounts of the reclassified financial assets and their fair values:

	31 Dec. 2015	31 Dec. 2014
	EUR in millions	EUR in millions

Carrying amount (statement of financial position)	1,582	2,573
Fair value	1,591	2,597

KfW Financial Information 2015 Consolidated financial statements

For the reclassified financial assets a change of EUR –26 million (2014: EUR 15 million) in fair value would have been recorded directly in equity under Revaluation reserves. No Net gains/losses from securities and investments would have been recorded (2014: EUR –2 million).

Net gains/losses from securities and investments include reversals of impairment losses and impairment charges taken on reclassified financial assets totalling EUR 8 million (2014: EUR 9 million); no realised gains and losses were recorded (2014: EUR –2 million). Interest income from the reclassified securities is still recognised in the same manner.

(68) Fair values of financial instruments

In the following tables, the fair values of financial instruments are compared with their carrying amounts. The fair value of the additional balances with central banks recognised in Cash reserves is their carrying amount. Existing Risk provisions for lending business are deducted from the carrying amounts of Loans and advances to banks and customers. The carrying amount of the Subordinated liabilities comprises pro-rata interest and value adjustments from micro fair value hedge accounting reported in the Other liabilities line item.

Fair values of financial instruments as of 31 December 2015

	Fair value	Carrying amount (state- ment of finan- cial position)	Difference
	EUR in millions	EUR in millions	EUR in millions
Loans and advances to banks	290,643	276,880	13,763
Loans and advances to customers	135,954	133,135	2,820
Value adjustments from macro fair value hedge accounting	0	14,420	–14,420
Derivatives used for hedge accounting	34,641	34,641	0
Other derivatives	9,014	9,014	0
Securities and investments	31,654	31,634	20
Assets	501,907	499,725	2,182
Liabilities to banks	24,187	24,004	183
Liabilities to customers	9,087	9,624	–537
Certificated liabilities	418,227	415,200	3,027
Value adjustments from macro fair value hedge accounting	0	132	–132
Derivatives used for hedge accounting	21,892	21,892	0
Other derivatives	2,626	2,626	0
Subordinated liabilities	312	311	1
Liabilities	476,331	473,790	2,542

KfW Financial Information 2015 Consolidated financial statements

Interest-related changes in value are also included in measuring the fair value of the financial instruments. Accordingly, when the comparison is made with the carrying amount, it is necessary to take account of the changes in value (interest-related) resulting from the recognition of Loans and advances and borrowings in macro fair value hedge accounting.

Equity instruments included in Securities and investments, for which the fair value could not be reliably determined, are measured at cost less impairment losses in the amount of EUR 796 million (31 Dec. 2014: EUR 782 million); disposal in the subsequent year is possible on a case-by-case basis.

Fair values of financial instruments as of 31 December 2014

	Fair value	Carrying amount (state- ment of finan- cial position)	Difference
	EUR in millions	EUR in millions	EUR in millions
Loans and advances to banks	298,373	279,707	18,666
Loans and advances to customers	122,002	118,213	3,789
Value adjustments from macro fair value hedge accounting	0	18,461	–18,461
Derivatives used for hedge accounting	29,569	29,569	0
Other derivatives	8,894	8,894	0
Securities and investments	30,767	30,722	45
Assets	489,605	485,566	4,039
Liabilities to banks	18,083	17,951	132
Liabilities to customers	10,387	10,082	305
Certificated liabilities	408,120	403,997	4,122
Value adjustments from macro fair value hedge accounting	0	159	–159
Derivatives used for hedge accounting	25,495	25,495	0
Other derivatives	2,975	2,975	0
Subordinated liabilities	2,390	2,380	9
Liabilities	467,450	463,039	4,410

(69) Disclosures on methods used to measure financial instruments at fair value

The following tables show the financial instruments measured at fair value or for which the fair value is indicated in the Notes, according to the valuation methods used.

Financial instruments measured at fair value are allocated to the following valuation methods:

Financial instruments allocated to the “Quoted market price” level are primarily bonds and other fixed-income securities recognised in Securities and investments, for which prices from an active market are available.

Fair value measurement of OTC derivatives as well as borrowings accounted for under the fair value option is largely performed using valuation models with inputs that are

KfW Financial Information 2015 Consolidated financial statements observable in the market and are also usually the only relevant inputs, resulting in allocation to the “Valuation method based on observable market data (model)” level.

The “Valuation method based in part on market unobservable data” level largely comprises derivatives recognised in Other derivatives with positive or negative fair values, which comprise a hedging instrument for customers with respect to export and project financing business, as well as Securities and investments from equity finance business recorded at fair value through profit or loss, which are not listed or for which prices cannot be derived from similar financial instruments listed on an exchange.

Equity instruments included in Securities and investments – available-for-sale, for which the fair value could not be reliably determined, are also allocated to the “Valuation method based in part on market unobservable data” level.

Financial instruments carried at amortised cost, for which the fair value is indicated in the Notes, are allocated to the valuation methods used as follows:

The lending business presented under Loans and advances to banks and Loans and advances to customers is allocated to “Valuation method based in part on market unobservable data”. The measurement of fair value using the discounted cash flow method is based to a significant extent on market unobservable data (expected loss, etc.).

The bonds and other fixed-income securities reported under Certificated liabilities are allocated to the “Quoted market price” level or – if prices quoted on inactive markets published by price service agencies are used – the “Valuation method based on observable market data (model)” level. These include in particular KfW’s large volume and highly liquid benchmark bonds denominated in euros and US dollars as well as other public bonds.

In subsequent measurement at fair value in line with the applicable hierarchy, changes of valuation method used are deemed to have been made as of the end of the financial year, because no specific event (and therefore no specific date) can generally be identified that caused the change of valuation method used.

KfW Financial Information 2015 Consolidated financial statements

Financial assets measured at fair value or for which the fair value is indicated in the Notes,

as of 31 December 2015

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on market unob- servable data	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Financial assets measured at fair value
Loans and advances to banks – recorded at fair value through profit or loss	0	7	4	10
Loans and advances to customers – classified as held for trading	0	0	28	28
Derivatives used for hedge accounting	0	34,641	0	34,641
Other derivatives	0	8,232	782	9,014
Securities and investments – available for sale	17,202	1,316	796	19,315
Securities and investments – recorded at fair value through profit or loss	87	1,283	475	1,845
Subtotal of financial assets measured at fair value	17,289	45,479	2,086	64,854
Fair values of financial assets carried at amortised cost
Loans and advances to banks – loans and receivables	0	27,957	262,676	290,632
Loans and advances to customers – loans and receivables	0	12,129	123,797	135,926
Securities and investments – loans and receivables	1,810	4,623	109	6,542
Securities and investments – held-to-maturity investments	3,558	395	0	3,952
Subtotal of fair values of financial assets carried at amortised cost	5,368	45,103	386,582	437,053
Total	22,657	90,582	388,668	501,907

KfW Financial Information 2015 Consolidated financial statements

Financial liabilities measured at fair value or for which the fair value is indicated in the Notes,

as of 31 December 2015

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on market unob- servable data	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Financial liabilities measured at fair value
Liabilities to banks – recorded at fair value through profit or loss	0	252	4	255
Liabilities to customers – recorded at fair value through profit or loss	0	2,109	58	2,167
Certificated liabilities – recorded at fair value through profit or loss	56	15,836	5	15,897
Derivatives used for hedge accounting	0	21,891	2	21,892
Other derivatives	0	2,612	15	2,626
Subtotal of financial liabilities measured at fair value	56	42,699	84	42,838
Fair values of financial liabilities carried at amortised cost
Liabilities to banks – other liabilities	0	22,585	1,346	23,932
Liabilities to customers – other liabilities	0	4,570	2,349	6,920
Certificated liabilities – other liabilities	222,529	179,801	0	402,330
Subordinated liabilities – other liabilities	0	312	0	312
Subtotal of fair values of financial liabilities carried at amortised cost	222,529	207,269	3,695	433,493
Total	222,585	249,968	3,779	476,331

KfW Financial Information 2015 Consolidated financial statements

Financial assets measured at fair value or for which the fair value is indicated in the Notes,

as of 31 December 2014

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on market unob- servable data	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Financial assets measured at fair value
Loans and advances to banks – recorded at fair value through profit or loss	0	31	12	43
Loans and advances to customers – classified as held for trading	0	0	0	0
Derivatives used for hedge accounting	0	29,569	0	29,569
Other derivatives	0	8,056	838	8,894
Securities and investments – available for sale	18,336	751	783	19,871
Securities and investments – recorded at fair value through profit or loss	222	982	456	1,660
Subtotal of financial assets measured at fair value	18,557	39,389	2,090	60,037
Fair values of financial assets carried at amortised cost
Loans and advances to banks – loans and receivables	0	28,497	269,833	298,330
Loans and advances to customers – loans and receivables	0	3,328	118,674	122,002
Securities and investments – loans and receivables	2,983	3,743	131	6,857
Securities and investments – held-to-maturity investments	2,223	157	0	2,380
Subtotal of fair values of financial assets carried at amortised cost	5,205	35,726	388,638	429,569
Total	23,763	75,115	390,728	489,605

KfW Financial Information 2015 Consolidated financial statements

Financial liabilities measured at fair value or for which the fair value is indicated in the Notes,

as of 31 December 2014

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on market unob- servable data	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions
Financial liabilities measured at fair value
Liabilities to banks – recorded at fair value through profit or loss	0	389	12	401
Liabilities to customers – recorded at fair value through profit or loss	0	2,521	72	2,593
Certificated liabilities – recorded at fair value through profit or loss	672	19,140	0	19,812
Derivatives used for hedge accounting	0	25,493	2	25,495
Other derivatives	0	2,969	7	2,975
Subtotal of financial liabilities measured at fair value	672	50,511	92	51,275
Fair values of financial liabilities carried at amortised cost
Liabilities to banks – other liabilities	0	16,299	1,383	17,682
Liabilities to customers – other liabilities	0	4,276	3,518	7,794
Certificated liabilities – other liabilities	338,558	49,750	0	388,308
Subordinated liabilities – other liabilities	0	2,390	0	2,390
Subtotal of fair values of financial liabilities carried at amortised cost	338,558	72,715	4,901	416,174
Total	339,230	123,226	4,993	467,450

Change of valuation method used for financial assets measured at fair value with a transfer between the “Quoted market price” and “Valuation method based on observable market data (model)” levels in the financial year 2015

	Transfers from “Quoted market price” to “Valuation method based on observable market data (model)”	Transfers from “Valuation method based on observable market data (model)” to “Quoted market price”
	EUR in millions	EUR in millions
Securities and investments – available for sale	591	21
Securities and investments – recorded at fair value through profit or loss	109	0

The transfers within Securities and investments are a result of changes in market activity as of the reporting date.

KfW Financial Information 2015 Consolidated financial statements

Change of valuation method used for financial liabilities measured at fair value with a transfer between the “Quoted market price” and “Valuation method based on observable market data (model)” levels in the financial year 2015

	Transfers from “Quoted market price” to “Valuation method based on observable market data (model)”	Transfers from “Valuation method based on observable market data (model)” to “Quoted market price”
	EUR in millions	EUR in millions
Certificated liabilities – recorded at fair value through profit or loss	654	0

Change of valuation method used for financial assets measured at fair value with a transfer between the “Quoted market price” and “Valuation method based on observable market data (model)” levels in the financial year 2014

	Transfers from “Quoted market price” to “Valuation method based on observable market data (model)”	Transfers from “Valuation method based on observable market data (model)” to “Quoted market price”
	EUR in millions	EUR in millions
Securities and investments – available for sale	88	749
Securities and investments – recorded at fair value through profit or loss	221	28

Change of valuation method used for financial liabilities measured at fair value with a transfer between the “Quoted market price” and “Valuation method based on observable market data (model)” levels in the financial year 2014

	Transfers from “Quoted market price” to “Valuation method based on observable market data (model)”	Transfers from “Valuation method based on observable market data (model)” to “Quoted market price”
	EUR in millions	EUR in millions
Certificated liabilities – recorded at fair value through profit or loss	0	600

KfW Financial Information 2015 Consolidated financial statements

Development of financial assets measured at fair value in the financial year 2015, using valuation methods based in part

	Loans and advances to banks – recorded at fair value through profit or loss	Loans and advances to banks – classified as held for trading	Loans and advances to customers – recorded at fair value through profit or loss	Loans and advances to customers – classified as held for trading
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

As of 1 Jan. 2015	12	0	0	0
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Net gains/losses from hedge accounting	0	0	0	0
Contracts still valid at year-end	0	0	0	0

Net gains/losses from other financial instruments at fair value through profit or loss	–8	0	0	0
Contracts still valid at year-end	–3	0	0	0
Net gains/losses from securities and investments	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Change in revaluation reserves	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Total changes recognised in the income statement	–8	0	0	0
B. Changes recognised directly in equity
Change of valuation method used	0	0	0	0
Transfers from “Quoted market price” and “Valuation method based on observable market data (model)”	0	0	0	0
Transfers to “Quoted market price” and “Valuation method based on observable market data (model)”	0	0	0	0
Additions	0	0	0	28
Disposals	0	0	0	0
Total changes recognised directly in equity	0	0	0	28
Changes in consolidated group	0	0	0	0
Exchange rate changes	0	0	0	0
Other changes	0	0	0	0
As of 31 Dec. 2015	4	0	0	28

KfW Financial Information 2015 Consolidated financial statements on market unobservable data

Derivatives used for hedge accounting	Other derivatives	Securities and investments – available for sale	Securities and investments – recorded at fair value through profit or loss	Total
EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

0	838	783	456	2,090

0	1	0	0	1
0	2	0	0	2
0	0	0	0	0
0	0	0	0	0

0	–31	0	–4	–42
0	–19	0	–4	–26
0	0	2	0	2
0	0	–19	0	–19
0	0	0	0	0
0	0	0	0	0
0	–30	2	–4	–39

0	0	1	–2	–2

0	0	1	114	114

0	0	0	–116	–116
0	0	97	22	148
0	–5	–97	–3	–105
0	–5	1	17	41
0	0	0	0	0
0	–21	10	5	–6
0	0	0	0	0
0	782	796	475	2,086

KfW Financial Information 2015 Consolidated financial statements

Development of financial liabilities measured at fair value in the financial year 2015, using valuation methods based in

	Liabilities to banks – recorded at fair value through profit or loss	Liabilities to customers – recorded at fair value through profit or loss
	EUR in millions	EUR in millions

As of 1 Jan. 2015	12	72
A. Changes recognised in the income statement
Net interest and commission income	–2	–12
Contracts still valid at year-end	–2	–12
Net gains/losses from hedge accounting	0	0
Contracts still valid at year-end	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	–6	–2
Contracts still valid at year-end	–1	–2
Total changes recognised in the income statement	–8	–13
B. Changes recognised directly in equity
Change of valuation method used	0	0
Transfers from “Quoted market price” and “Valuation method based on observable market data (model)”	0	0
Transfers to “Quoted market price” and “Valuation method based on observable market data (model)”	0	0
Additions	0	0
Disposals	0	0
Total changes recognised directly in equity	0	0
Changes in consolidated group	0	0
Exchange rate changes	0	0
Other changes	0	0
As of 31 Dec. 2015	4	58

KfW Financial Information 2015 Consolidated financial statements part on market unobservable data

Certificated liabilities – recorded at fair value through profit or loss	Derivatives used for hedge accounting	Other derivatives	Total
EUR in millions	EUR in millions	EUR in millions	EUR in millions

0	2	7	92

0	0	0	–13
0	0	0	–13
0	0	0	0
0	0	0	0
0	0	4	–4
0	0	4	1
0	0	4	–17

5	0	1	6

5	0	1	6

0	0	0	0
0	0	–2	–2
0	0	0	0
5	0	–2	3
0	0	0	0
0	0	5	5
0	0	0	0
5	2	15	84

KfW Financial Information 2015 Consolidated financial statements

Development of financial assets measured at fair value in the financial year 2014, using valuation methods based in part

	Loans and advances	Loans and advances	Loans and advances	Loans and advances
	to banks – recorded at	to banks – classified	to customers –	to customers –
	fair value through	as held for trading	recorded at fair value	classified as held
	profit or loss		through profit or loss	for trading
	EUR in millions	EUR in millions	EUR in millions	EUR in millions
As of 1 Jan. 2014	24	0	0	0
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Net gains/losses from hedge accounting	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	–12	0	0	0
Contracts still valid at year-end	–7	0	0	0
Net gains/losses from securities and investments	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Change in revaluation reserves	0	0	0	0
Contracts still valid at year-end	0	0	0	0
Total changes recognised in the income statement	–12	0	0	0
B. Changes recognised directly in equity
Change of valuation method used	0	0	0	0
Transfers from “Quoted market price” and “Valuation method based on observable market data (model)”	0	0	0	0
Transfers to “Quoted market price” and “Valuation method based on observable market data (model)”	0	0	0	0
Additions	0	0	0	0
Disposals	0	0	0	0
Total changes recognised directly in equity	0	0	0	0
Changes in consolidated group	0	0	0	0
Exchange rate changes	0	0	0	0
Other changes	0	0	0	0
As of 31 Dec. 2014	12	0	0	0

KfW Financial Information 2015 Consolidated financial statements on market unobservable data

Derivatives used for	Other derivatives	Securities and	Securities and	Total
hedge accounting		investments –	investments – recorded
		available for sale	at fair value through
			profit or loss
EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions
0	417	773	383	1,596

0	–2	0	0	–2
0	–1	0	0	–1
0	0	0	0	0
0	0	0	0	0
0	315	0	–6	297
0	306	0	–16	283
0	0	–52	0	–52
0	0	–36	0	–36
0	0	0	0	0
0	0	0	0	0
0	313	–52	–6	243

0	0	0	41	41
0	0	0	97	97
0	0	0	–57	–57
0	18	143	53	214
0	–1	–89	–22	–112
0	18	54	72	144
0	0	8	0	8
0	–20	0	7	–12
0	110	1	0	111
0	838	783	456	2,090

KfW Financial Information 2015 Consolidated financial statements

Development of financial liabilities measured at fair value in the financial year 2014, using valuation methods based in

	Liabilities to banks –	Liabilities to customers –
	recorded at fair value	recorded at fair value
	through profit or loss	through profit or loss
	EUR in millions	EUR in millions

As of 1 Jan. 2014	24	85
A. Changes recognised in the income statement
Net interest and commission income	9	0
Contracts still valid at year-end	8	–1
Net gains/losses from hedge accounting	0	0
Contracts still valid at year-end	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	–12	–8
Contracts still valid at year-end	–7	–8
Total changes recognised in the income statement	–4	–8
B. Changes recognised directly in equity
Change of valuation method used	0	0
Transfers from “Quoted market price” and “Valuation method based on observable market data (model)”	0	0
Transfers to “Quoted market price” and “Valuation method based on observable market data (model)”	0	0
Additions	0	0
Disposals	–8	–5
Total changes recognised directly in equity	–8	–5
Changes in consolidated group	0	0
Exchange rate changes	0	0
Other changes	0	0
As of 31 Dec. 2014	12	72

KfW Financial Information 2015 Consolidated financial statements part on market unobservable data

Certificated liabilities – recorded at fair value through profit or loss	Derivatives used for hedge accounting	Other derivatives	Total
EUR in millions	EUR in millions	EUR in millions	EUR in millions

0	4	44	156

0	0	–1	8
0	0	–2	5
0	0	0	0
0	0	0	0
0	0	–144	–164
0	0	–135	–150
0	0	–145	–156

0	0	0	0

0	0	0	0

0	0	0	0
0	0	0	0
0	0	0	–14
0	0	0	–14
0	0	0	0
0	–2	–2	–4
0	0	110	110
0	2	7	92

KfW Financial Information 2015 Consolidated financial statements

In accordance with the valuation method defined for KfW Group, the fair value reported in the statement of financial position is the best evidence of the fair value for those financial instruments allocated to the “Valuation method based in part on market unobservable data” level.

The following tables show how an alternative determination of relevant market un-observable data, i. e. values in best and worst case scenarios would impact fair values for significant products allocated to this level.

Major products	Valuation method used	Relevant market unobservable data with alternative determination	Range
Derivatives with positive or negative fair values, which comprise a hedging instrument for customers with respect to export and project finance	Discounted cash flow method	Expected risk-free customer margin	8% to 14%
Securities and investments from equity finance accounted for at fair value through profit or loss	Discounted cash flow method	Cost of capital	0.5% to 1.5% (absolute fluctuation)

		Long-term result	5%
(relative fluctuation)

Sensitivity analysis for the financial assets measured at fair value, using valuation methods based in part on market unobservable data as of 31 December 2015

	Best case scenario	Reported value	Worst case scenario
	EUR in millions	EUR in millions	EUR in millions

Other derivatives – with positive fair values	792	782	773
Securities and investments – recorded at fair value through profit or loss	539	475	410
Total	1,330	1,257	1,182

Sensitivity analysis for the financial liabilities measured at fair value, using valuation methods based in part on market unobservable data as of 31 December 2015

	Best case scenario	Reported value	Worst case scenario
	EUR in millions	EUR in millions	EUR in millions
Other derivatives – with negative fair values	14	15	15

KfW Financial Information 2015 Consolidated financial statements

Sensitivity analysis for the financial assets measured at fair value, using valuation methods based in part on market unobservable data as of 31 December 2014

	Best case scenario	Reported value	Worst case scenario
	EUR in millions	EUR in millions	EUR in millions

Other derivatives – with positive fair values	849	838	828
Securities and investments – recorded at fair value through profit or loss	509	456	395
Total	1,358	1,294	1,223

Sensitivity analysis for the financial liabilities measured at fair value, using valuation methods based in part on market unobservable data as of 31 December 2014

	Best case scenario	Reported value	Worst case scenario
	EUR in millions	EUR in millions	EUR in millions
Other derivatives – with negative fair values	7	7	7

(70) Additional disclosures on Liabilities to banks

Disclosures on Liabilities to banks designated at fair value through profit or loss

(fair value option)

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Carrying amount	226	303	–78
Repayment at maturity	245	370	–125
Difference	19	66	–47

As of 31 December, 2015, there is no difference between the repayment amount at maturity and the carrying amount on borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due (31 December 2014: EUR 49 million).

KfW Financial Information 2015 Consolidated financial statements

(71) Additional disclosures on Liabilities to customers

Disclosures on Liabilities to customers designated at fair value through profit or loss

(fair value option)

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Carrying amount	2,167	2,593	–425
Repayment at maturity	4,209	4,888	–679
Difference	2,042	2,295	–253

Of the difference between the repayment amount at maturity and the carrying amount, EUR 1,989 million (31 Dec. 2014: EUR 2,239 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(72) Additional disclosures on Certificated liabilities

Disclosures on certificated liabilities designated at fair value through profit or loss

(fair value option)

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Carrying amount	15,897	19,812	–3,915
Repayment at maturity	18,152	21,675	–3,524
Difference	2,255	1,864	391

Of the difference between the repayment amount at maturity and the carrying amount, EUR 4,209 million (31 Dec. 2014: EUR 4,353 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

KfW Financial Information 2015 Consolidated financial statements

(73)	Additional disclosures on financial liabilities designated at fair value through profit or loss

(fair value option)

The valuation effects resulting from changes in fair value due to changes in KfW’s funding conditions included in Net gains/losses from other financial instruments at fair value through profit or loss amount to EUR –130 million (2014: EUR –148 million). The cumulative effect amounts to EUR –339 million (31 Dec. 2014: EUR –209 million).

These valuation effects included in particular the market-related changes in KfW’s funding conditions generated by the development of demand for various KfW funding instruments.

(74) Additional disclosures on derivatives

Analysis of derivatives by class

	Par value		Fair value		Fair value
			31 Dec. 2015		31 Dec. 2014

	31 Dec.	31 Dec.	positive	negative	positive	negative
	2015	2014
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Interest-related derivatives	478,774	467,585	18,162	20,143	20,942	24,933
Currency-related derivatives	235,581	218,125	25,345	4,359	17,385	3,516
Credit derivatives	10	0	0	0	0	0
Miscellaneous	0	0	0	0	1	0
Total	714,365	685,711	43,507	24,502	38,329	28,449

Cross-currency swaps are presented under Currency-related derivatives.

Analysis of derivatives by counterparty

	Par value		Fair value		Fair value
			31 Dec. 2015		31 Dec. 2014

	31 Dec.	31 Dec.	positive	negative	positive	negative
	2015	2014
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

OECD banks	705,089	676,358	42,773	24,198	37,479	27,954
Non-OECD banks	25	26	0	3	0	3
Other counterparties	6,989	6,447	734	16	786	169
Public sector	2,262	2,879	0	285	64	322
Total	714,365	685,711	43,507	24,502	38,329	28,449

KfW Financial Information 2015 Consolidated financial statements

The analysis includes stand-alone financial and credit derivatives which are presented in the items Derivatives used for hedge accounting and Other derivatives.

The volume of initial differences between the transaction price and model value arising from the use of a valuation technique that makes significant use of market unobservable data which have yet to be amortised over the life of the financial instrument amounts to EUR 82 million (31 Dec. 2014: EUR 64 million). The net gains/losses from derivatives not qualifying for hedge accounting includes amortisation effects in the amount of EUR 7 million (2014: EUR 7 million).

The economic hedge effect of financial derivatives with an aggregate principal amount of EUR 647.1 billion (31 Dec. 2014: EUR 631.3 billion) is presented in accordance with IAS 39; the risk-mitigating impact of the remaining financial derivatives is not reflected in the accounts.

KfW Group did not pledge any collateral (in the form of securities) under derivative transactions that can be resold or repledged at any time without payments being past due, unchanged from 31 December 2014.

However, liquid collateral totalling EUR 2,956 million (31 Dec. 2014: EUR 3,719 million) was provided, which is reported under Loans and advances to banks and customers.

KfW Group received collateral (in the form of securities) under derivative transactions, which can be resold or repledged at any time without payments by the protection seller being past due. As of 31 December 2014, such collateral with a fair value of EUR 140 million was accepted, which was neither resold nor repledged.

However, provision of liquid collateral totalling EUR 20,473 million (31 Dec. 2014: EUR 13,922 million) was accepted, which is reported under Liabilities to banks and customers.

(75)	Additional disclosures on the PROMISE/PROVIDE synthetic securitisation platforms

KfW Group did not receive any collateral (in the form of securities) under platform transactions that can be resold or repledged at any time without payments being past due by the protection seller, unchanged from 31 December 2014.

However, provision of liquid collateral totalling EUR 20 million (31 Dec. 2014: EUR 48 million) was accepted, which is reported under Liabilities to banks and customers.

KfW Financial Information 2015 Consolidated financial statements

(76) Disclosures on repurchase agreements

Disclosures on repo transactions

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Carrying amount of securities sold under repo transactions that continue to be recognised in Securities and investments	26	398	–372
Liabilities to banks (countervalue)	28	398	–371

The fair value of securities sold under repo transactions that continue to be recognised in Securities and investments totals EUR 26 million (31 Dec. 2014: EUR 398 million). The fair value of the corresponding repayment obligations is EUR 28 million (31 Dec. 2014: EUR 398 million), resulting in an almost balanced net position of EUR 2 million (31 Dec. 2014: EUR 0 million).

KfW Group did not pledge any collateral (in the form of securities) under repo transactions that can be resold or repledged at any time without payments being past due, unchanged from 31 December 2014.

KfW Group did not receive any collateral (in the form of securities) under repo transactions that can be resold or repledged at any time without payments being past due, unchanged from 31 December 2014.

The group neither pledged nor accepted any liquid collateral, unchanged from

31 December 2014.

Disclosures on reverse repo transactions

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Loans and advances to banks (countervalue)	7,877	19,935	–12,058
Loans and advances to customers (countervalue)	2,345	2,351	–6
Total	10,222	22,285	–12,063

Securities purchased under reverse repos are not recognised.

KfW Group pledged no collateral (in the form of securities) under reverse repo transactions which could be resold or repledged at any time without payments having to be past due. As of 31 December 2014, such collateral with a carrying amount of EUR 3 million was pledged.

KfW Group did not receive any collateral (in the form of securities) under reverse repo transactions that can be resold or repledged at any time without payments by the protection seller being past due, unchanged from 31 December 2014.

KfW Financial Information 2015 Consolidated financial statements

The group neither pledged nor accepted any liquid collateral, unchanged from 31 December 2014.

(77) Disclosure on offsetting financial instruments

Offsetting agreements within framework agreements between KfW and its business partners

Framework agreements between KfW and its business partners include offsetting agreements relating to OTC derivatives and repo transactions.

One form of netting is close-out netting, which provides for the extinction of all rights and obligations relating to individual transactions under the framework agreement upon termination of said framework agreement by the contractual partner, or upon the latter’s insolvency, with the rights and obligation replaced by a single compensation claim (or obligation) in the amount of the net replacement costs of the terminated individual transactions. This does not represent a present legal claim for offsetting.

Close-out netting is not to be confused with the offsetting of payments in normal business. The same framework agreement provides for the latter case, that payments due on the same day and in the same currency may be offset and a net payment made instead of each individual payment (payment netting). This represents a present legal claim for offsetting.

KfW’s framework agreements relating to OTC derivatives all include close-out netting agreements with the business partners. Payment netting is limited in the agreement to the relevant individual transaction, so that multiple transaction payment netting does not occur. The requirements for offsetting financial assets and financial liabilities are therefore not met for KfW’s OTC derivatives.

KfW’s framework agreements for repo transactions include close-out netting agreements and in some cases also payment netting agreements with the business partners. However, as KfW does not generally perform multiple transaction payment netting with repo transactions either, the requirements for offsetting of financial assets and financial liabilities are not met for KfW’s repo transactions.

In accordance with the collateral agreements concluded for OTC derivatives and repo transactions, the values of the available collateral are used in determining the single compensation claim (or obligation) in close-out netting. Both cash and securities are permitted forms of collateral under the existing collateral agreements between KfW and its business partners. The collateral agreements provide for a transfer of title in the case of securities as collateral. Consequently, the transferred securities are not subject to any selling or pledging restrictions.

KfW Financial Information 2015 Consolidated financial statements

Disclosures on financial assets with netting agreements as of 31 December 2015

	Carrying amount of financial assets before offsetting (gross amount)	Netted figure as carrying amount of financial liabilities (gross amount)	Reported financial assets (net amount)	Carrying amount of non-offsetta- ble financial liabilities	Fair value of collateral received	Total net amount
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

OTC derivatives	42,807	0	42,807	21,085	20,468	1,253
Reverse repos	10,222	0	10,222	29	10,193	0
Total	53,029	0	53,029	21,114	30,662	1,253
Disclosures on financial liabilities with netting agreements as of 31 December 2015

	Carrying amount of financial lia- bilities before offsetting (gross amount)	Netted figure as carrying amount of financial assets (gross amount)	Reported financial liabilities (net amount)	Carrying amount of non-offsetta- ble financial assets	Fair value of collateral pledged	Total net amount
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

OTC derivatives	24,193	0	24,193	21,085	2,701	406
Repos	29	0	29	29	0	0
Total	24,222	0	24,222	21,114	2,701	406

In addition to the net amount, the items Derivatives used for hedge accounting and Other derivatives also include bifurcated embedded derivatives not subject to netting agreements.

Receivables from reverse repo transactions are reported under Loans and advances to banks and customers, and liabilities from repo transactions under Liabilities to banks.

KfW Financial Information 2015 Consolidated financial statements

Disclosures on financial assets with netting agreements as of 31 December 2014

	Carrying amount of financial assets before offsetting (gross amount)	Netted figure as carrying amount of financial liabilities (gross amount)	Reported financial assets (net amount)	Carrying amount of non-offsetta- ble financial liabilities	Fair value of collateral received	Total net amount
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

OTC derivatives	37,512	0	37,512	21,726	14,012	1,773
Reverse repos	22,285	0	22,285	385	21,900	0
Total	59,797	0	59,797	22,112	35,912	1,773
Disclosures on financial liabilities with netting agreements as of 31 December 2014

	Carrying amount of financial lia- bilities before offsetting (gross amount)	Netted figure as carrying amount of financial assets (gross amount)	Reported financial liabilities (net amount)	Carrying amount of non-offsetta- ble financial assets	Fair value of collateral pledged	Total net amount
	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions	EUR in millions

OTC derivatives	27,950	0	27,950	21,726	3,500	2,723
Repos	398	0	398	385	13	0
Total	28,348	0	28,348	22,112	3,513	2,723

KfW Financial Information 2015 Consolidated financial statements

Other notes

(78) Contingent liabilities and irrevocable loan commitments

Analysis of contingent liabilities by class

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Contingent liabilities from financial guarantees	3,260	3,501	–241
Contingent liabilities from PROMISE/PROVIDE securitisation platforms	792	925	–133
Performance guarantees	3	14	–11
Other contingent liabilities	1,130	1,166	–35
Total	5,186	5,606	–420

Other contingent liabilities include payment obligations attributable to equity investments which are not fully paid up and do not have to be consolidated. According to IAS 37.92 there is no need for further disclosure of additional contingent liabilities.

Volume of irrevocable loan commitments

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Irrevocable loan commitments	62,163	60,048	2,115

The Irrevocable loan commitments are mainly attributable to the domestic promotional lending business.

(79) Trust activities and administered loans

Analysis of trust activities by class (transactions in KfW’s own name but for the account of third parties)

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions

Loans and advances to banks	1,033	1,158	–125
Loans and advances to customers	12,401	13,290	–889
Securities and investments	3,465	3,363	102
Assets held in trust	16,898	17,810	–912
Liabilities to banks	4	5	–1
Liabilities to customers	16,895	17,805	–911
Liabilities held in trust	16,898	17,810	–912

EUR 12,505 million (31 Dec. 2014: EUR 12,832 million) of the assets held in trust are attributable to the business sector Promotion of developing and transition countries.

KfW Financial Information 2015 Consolidated financial statements

Volume of administered loans granted (loans in the name and for the account of third parties)

	31 Dec. 2015	31 Dec. 2014	Change
	EUR in millions	EUR in millions	EUR in millions
Administered loans	11,405	10,336	1,070

(80) Leasing transactions as lessee

Disclosures on lessee agreements as of 31 December 2015

	Due within one year	Due in between one and five years	Due in more than five years	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Operating leases
Future minimum leasing payments	11	45	41	96
Disclosures on lessee agreements as of 31 December 2014

	Due within one year	Due in between one and five years	Due in more than five years	Total
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Operating leases
Future minimum leasing payments	14	35	34	82

(81) Average number of employees during the financial year

	2015	2014	Change

Employees (female)	2,840	2,712	128
Employees (male)	2,967	2,806	161
Total	5,807	5,518	289
Staff not covered by collective agreements	4,030	3,831	199
Staff covered by collective agreements	1,777	1,687	90

The average number of employees includes temporary staff but excludes members of the Executive Board and trainees and was calculated based on the levels at the end of each quarter.

KfW Financial Information 2015 Consolidated financial statements

(82) Compensation report

The compensation report describes the basic structure of the remuneration plan for members of the Executive Board and Board of Supervisory Directors; it also discloses their remuneration on an individual basis.

Overview of total compensation of members of the Executive Board and Board of Supervisory Directors

	2015	2014	Change
	EUR in thousands	EUR in thousands	EUR in thousands

Members of the Executive Board	3,945.9	4,217.7	–271.8
Former members of the Executive Board and their surviving dependants	4,194.2	4,141.1	53.1
Members of the Board of Supervisory Directors	191.7	180.2	11.5
Total	8,331.8	8,539.0	–207.2

Compensation of the Executive Board

The compensation system for KfW’s Executive Board is aimed at appropriately compensating members of the Executive Board for their duties and responsibilities. Executive Board contracts are drawn up based on the 1992 version of the policy for hiring executive board members at credit institutions of the Federal Government (Grundsätze für die Anstellung der Vorstandsmitglieder bei den Kreditinstituten des Bundes). The Federal Public Corporate Governance Code is taken into account when drawing up contracts. Each contract is individualised on this basis, accordingly.

Components of compensation

The Executive Board members receive fixed monetary compensation paid in equal monthly instalments. One member who stepped down on 30 September 2015 received compensation on a pro rata basis in 2015, paid out in equal monthly sums.

The compensation of the Chief Executive Officer is an exception; based on an agreed set of annual targets, he receives a variable end-of-year bonus in addition to his fixed salary. The minimum bonus payment for financial year 2015 was set at EUR 179,258. This minimum bonus payment does not apply if KfW’s net income for a financial year is insufficient to ensure allocation to the statutory reserves. The annual targets agreed for financial year 2015 comprise promotional, economic and regulatory targets with a 60% quantitative to 40% qualitative weighting. A cap on the end-of-year bonus has been agreed.

The following table shows total compensation, broken down into fixed and, where applicable, variable components and other forms of compensation, as well as additions to pension provisions for the individual members of the Executive Board.

KfW Financial Information 2015 Consolidated financial statements

Annual compensation of the Executive Board and additions to pension provisions in financial years 2015 and 20141)

	Salary		Variable compensation		Other compensation		Total		Additions to pension provisions2)
	2015	2014	2015	2014	2015	2014	2015	20146)	2015	20146)
	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands	EUR in thou- sands
Dr Ulrich Schröder
(Chief Executive Officer)	740.5	707.3	250.0	269.0	88.4	80.7	1,078.9	1,057.0	707.7	1,454.7
Dr Günther Bräunig4)	552.6	634.7	0.0	0.0	34.9	37.1	587.5	671.8	–190.8	2,155.2
Dr Ingrid Hengster7)	521.4	373.5	0.0	0.0	40.2	26.2	561.6	399.7	142.2	690.6
Dr Norbert Kloppenburg4)	552.6	634.7	0.0	0.0	44.6	43.6	597.2	678.3	–496.0	2,169.6
Dr Edeltraud Leibrock3)	412.7	525.3	0.0	0.0	91.05)	52.7	503.7	578.0	–1,460.4	810.9
Bernd Loewen	582.1	535.2	0.0	0.0	34.9	35.6	617.0	570.8	–209.9	1,189.7
Total	3,361.9	3,410.7	250.0	269.0	334.0	275.9	3,945.9	3,955.6	–1,507.2	8,470.7

1)	Amounts in the table are subject to rounding differences.
2)	The discount rate for pension provisions increased during the year under review from 1.75% (31 December 2014) to 2.28% (31 December 2015), resulting in reversals in some cases, as the present value of the obligation has decreased due to the higher discount rate. This also applies to pension provisions for Executive Board members. All provisions for Dr Leibrock were reversed as she stepped down from the Executive Board during the reporting year.
3)	Dr Edeltraud Leibrock until 30 September 2015.
4)	An anniversary bonus in accordance with KfW’s general company policy of a total of EUR 112 thousand for 2014 is included in the 2014 and 2015 salaries.
5)	Includes a one-time payment under a retrospective pension contribution agreement.
6)	The totals for financial year 2014 do not include compensation paid to Dr Axel Nawrath, who stepped down on 31 March 2014, and the addition to pension provisions .
7)	Dr Ingrid Hengster since 1 April 2014.

Responsibilities

The Presidial and Nomination Committee has discussed the Executive Board compensation system including contract components since the committee structure was modified in accordance with the applicable Section 25d of the German Banking Act (Kreditwesengesetz – “KWG”) and adopts and regularly reviews it. The Presidial and Nomination Committee is advised on these matters by the Remuneration Committee, which in turn considers the results of certain analyses of the recently established Risk and Credit Committee regarding the incentive effects of the compensation systems. Likewise, after consulting with the Remuneration Committee on the matter, the Board of Supervisory Directors decides upon the basic structure of the Executive Board’s compensation system.

The Presidial and Nomination Committee discussed compensation issues on numerous occasions during the reporting year, most recently at its meeting of 16 December 2015.

Fringe benefits

Other compensation largely comprises fringe benefits. Executive Board members are entitled to a company car with a driver for business and personal use. Executive Board members reimburse KfW for using a company car with a driver for private purposes in accordance with applicable tax regulations. They are reimbursed under tax regulations for the cost of maintaining a secondary residence for business reasons.

Executive Board members are insured under a group accident insurance policy. Allowances are provided for health and long-term care insurance. Executive Board members are covered by a directors and officers liability insurance policy, which insures

KfW Financial Information 2015 Consolidated financial statements them against the risks of financial loss associated with their actions in their capacity as Executive Board members and by a supplemental legal expenses insurance policy. Currently there are no deductibles agreed. KfW Executive Board members acting in their management capacity are also protected by a special legal expenses group policy for employees covering criminal action.

No compensation is paid to members of the Executive Board for assuming executive body functions at group companies.

As with all other executives, Executive Board members may also opt to participate in the deferred compensation programme – a supplemental company pension scheme financed via tax-free salary conversion. Moreover, they are entitled to anniversary bonuses in accordance with KfW’s general company policy.

Moreover, the fringe benefits contain the cost of security systems at Executive Board members’ residences; these benefits are not recognised as other compensation but as Non-personnel expenses.

The fringe benefits are subject to taxation as benefits in money’s worth for Executive Board members if they cannot be granted on a tax-free basis or if this is contractually agreed.

There were no loans by KfW to any members of the Executive Board in 2015.

No Executive Board member was granted or promised any benefits by a third party during the past financial year with a view to his position as a member of the KfW Executive Board.

Pension benefits and other benefits in the case of early retirement

In accordance with Article 1 (3) of the KfW Bylaws, the appointment of an Executive Board member should not generally extend beyond reaching the legal age of retirement. The Chief Executive Officer is exempt from this provision; he will be above the statutory retirement age at the end of his period of office which was renewed ahead of schedule in December 2015 until 31 December 2020. Upon reaching the age of 65 or statutory retirement age and the expiry of their Executive Board contract, Executive Board members are entitled to claim pension payments; they are also entitled to pension benefits if their employment relationship terminates due to permanent disability. Two members of the Executive Board who were first appointed to the Board in 2006 and 2007 respectively and subsequently reappointed also have the option of retiring at their own request at the age of 63. These Executive Board members were initially entitled to early retirement benefits under certain circumstances; however, these were grandfathered and converted into a temporary allowance for each when the members were reappointed.

Pension commitments for Executive Board members as well as their surviving dependants are based on the 1992 version of the Federal Government’s policy for hiring executive board members at credit institutions. The PCGK is taken into account when drawing up the Executive Board contracts.

KfW Financial Information 2015 Consolidated financial statements

Executive Board member contracts include a severance pay cap in accordance with the recommendations of the PCGK. In other words, payments to these Executive Board members due to early termination of the Executive Board function without good cause in accordance with Section 626 of the German Civil Code (Bürgerliches Gesetzbuch – “BGB”) should not exceed the equivalent of two years’ salary or compensation including fringe benefits for the remainder of the contract, whichever is lower.

The full benefit entitlement totalled 70% of the pensionable salary in the reporting year. The pensionable salary was equivalent to 70% of the last remuneration (49% of salary). With the exception of the CEO, the retirement benefit entitlement amounted to 70% of the full entitlement for first-time appointment, with an increase per completed year of service of 2.5% to 3% depending on the contract (from an initial 34.3% to a maximum of 49%).

The Executive Board contracts contain additional individual provisions, in particular concerning vesting of pension benefits. The newer contracts also include provisions on retrospective pension contributions where pension benefits are not yet vested and the member in question has not been reappointed.

Pension payments to former Executive Board members or their surviving dependants were as follows in 2015 and 2014:

Pension payments to former Executive Board members or their surviving dependants

	Headcount 2015	EUR in thousands 2015	Headcount 2014	EUR in thousands 2014

Former members of the
Executive Board	19	3,374.5	19	3,260.6
Surviving dependants	10	819.7	11	880.5
Total	29	4,194.2	30	4,141.1

Provisions in the amount of EUR 64,931.5 thousand had been set up at the end of the financial year 2015 for pension obligations to former members of the Executive Board and their surviving dependants (previous year: EUR 69,100.9 thousand).

No loans were granted to former Executive Board members or their surviving dependants in financial year 2015.

KfW Financial Information 2015 Consolidated financial statements

Compensation of members of the Board of Supervisory Directors

The amount of compensation to members of the Board of Supervisory Directors is determined by the supervisory authority in accordance with Article 7 (10) of the KfW Bylaws. With the last revision in May 2010, compensation to members of the Federal Government who are members of the Board of Supervisory Directors pursuant to Article 7 (1) No. 1 and No. 2 of the KfW Law was set at EUR 0.

In 2015, compensation for other members of the Board of Supervisory Directors pursuant to Article 7 (1) Nos. 3–7 of the KfW Law amounted to EUR 5,100 p.a.; compensation for membership of a Board of Supervisory Directors committee was a standard amount of EUR 600 p.a. for each member. Committee chairs received no special compensation.

Members who join during the year receive their compensation on a pro rata basis.

A daily allowance (EUR 200 per meeting day) is paid and travel expenses and applicable VAT are reimbursed upon request.

The following table provides details on the compensation paid to the Board of Supervisory Directors in financial year 2015; stated amounts are net amounts in thousands of euros. Travel expenses are reimbursed upon submission of receipts and are not taken into account in the table.

KfW Financial Information 2015 Consolidated financial statements

Compensation of members of the Board of Supervisory Directors for the financial year 2015

No.	Name	Dates of membership	Board of Supervisory Directors membership1)	Committee membership1)	Daily allowance	Total
		2015	EUR in thousands	EUR in thousands	EUR in thousands	EUR in thousands
1	Dr Wolfgang Schäuble	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
2	Sigmar Gabriel	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
3	Kerstin Andreae	1 Jan.–31 Dec.	5.1	0.6	0.6	6.3
4	Norbert Barthle	31 Jan.–14 Apr.	1.5	0.4	0.2	2.1
5	Jan Bettink	1 Jan.–31 Dec.	5.1	1.2	0.0	6.3
6	Anton F. Börner	1 Jan.–31 Dec.	5.1	0.6	0.2	5.9
7	Hans-Dieter Brenner	1 Jan.–31 Dec.	5.1	0.6	0.8	6.5
8	Frank Bsirske	1 Jan.–31 Dec.	5.1	0.0	0.0	5.1
9	Jens Bullerjahn2)	1 Jan.–31 Dec.	5.1	0.6	0.0	5.7
10	Alexander Dobrindt	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
11	Georg Fahrenschon	1 Jan.–31 Dec.	5.1	2.5	0.0	7.6
12	Robert Feiger	1 Jan.–31 Dec.	5.1	0.6	0.4	6.1
13	Klaus-Peter Flosbach	1 Jan.–31 Dec.	5.1	0.6	0.8	6.5
14	Hubertus Heil	1 Jan.–31 Dec.	5.1	1.8	0.6	7.5
15	Dr Barbara Hendricks	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
16	Prof. Dr Hans-Günter Henneke	1 Jan.–31 Dec.	5.1	0.0	0.6	5.7
17	Reiner Hoffmann	1 Jan.–31 Dec.	5.1	1.2	0.0	6.3
18	Gerhard Hofmann	1 Jan.–31 Dec.	5.1	1.2	0.2	6.5
19	Bartholomäus Kalb	31 Jan.–31 Dec.	5.1	0.6	1.2	6.9
20	Dr Markus Kerber	1 Jan.–31 Dec.	5.1	1.2	0.0	6.3
21	Stefan Körzell	1 Jan.–31 Dec.	5.1	1.2	0.6	6.9
22	Dr Matthias Kollatz-Ahnen2)	6 Feb.–31 Dec.	4.7	0.5	0.0	5.2
23	Dr Gesine Lötzsch	1 Jan.–31 Dec.	5.1	1.2	0.6	6.9
24	Dr Gerd Müller	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
25	Eckhardt Rehberg	23 Apr.–31 Dec.	3.6	0.8	0.2	4.6
26	Joachim Rukwied	1 Jan.–31 Dec.	5.1	0.6	0.8	6.5
27	Dr Nils Schmid2)	1 Jan.–31 Dec.	5.1	0.6	0.2	5.9
28	Christian Schmidt	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
29	Andreas Schmitz	1 Jan.–31 Dec.	5.1	2.5	1.4	9.0
30	Carsten Schneider	1 Jan.–31 Dec.	5.1	1.2	1.0	7.3
31	Peter-Jürgen Schneider2)	1 Jan.–31 Dec.	5.1	0.0	0.4	5.5
32	Holger Schwannecke	1 Jan.–31 Dec.	5.1	1.8	0.0	6.9
33	Erwin Sellering2)	1 Jan.–31 Dec.	5.1	1.2	0.0	6.3
34	Dr Markus Söder2)	1 Jan.–31 Dec.	5.1	1.2	0.0	6.3
35	Dr Frank-Walter Steinmeier	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
36	Dr Norbert Walter-Borjans2)	1 Jan.–31 Dec.	5.1	0.6	0.0	5.7
37	Dr Martin Wansleben	1 Jan.–31 Dec.	5.1	0.6	0.0	5.7
38	Dr Kai H. Warnecke	1 Jan.–31 Dec.	5.1	0.0	0.6	5.7
Total			152.6	27.7	11.4	191.7

1)	The amounts had not yet been paid out as of the reporting date 31 December 2015.
2)	Amount governed by state law.

KfW Financial Information 2015 Consolidated financial statements

Compensation of members of the Board of Supervisory Directors for the financial year 2014

No.	Name	Dates of membership	Board of Supervisory Directors membership1)	Committee membership1)	Daily allowance	Total
		2014	EUR in thousands	EUR in thousands	EUR in thousands	EUR in thousands
1	Sigmar Gabriel	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
2	Dr Wolfgang Schäuble	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
3	Norbert Barthle	31 Jan.–31 Dec.	5.1	0.8	0.6	6.5
4	Jan Bettink	1 Jan.–31 Dec.	5.1	1.0	0.0	6.1
5	Anton F. Börner	1 Jan.–31 Dec.	5.1	0.6	0.0	5.7
6	Hans-Dieter Brenner	18 June–31 Dec.	3.0	0.3	0.6	3.9
7	Frank Bsirske	1 Jan.–31 Dec.	5.1	0.0	0.0	5.1
8	Jens Bullerjahn2)	1 Jan.–31 Dec.	5.1	0.6	0.0	5.7
9	Alexander Dobrindt	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
10	Georg Fahrenschon	1 Jan.–31 Dec.	5.1	2.0	0.4	7.5
11	Robert Feiger	8 Jan.–31 Dec.	5.1	0.3	0.8	6.2
12	Klaus-Peter Flosbach	1 Feb.–31 Dec.	4.7	0.5	0.8	6.0
13	Dr Hans-Peter Friedrich	1 Jan.–17 Feb.	0.0	0.0	0.0	0.0
14	Hubertus Heil	1 Jan.–31 Dec.	5.1	1.5	0.6	7.2
15	Dr Barbara Hendricks	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
16	Prof. Dr Hans-Günter Henneke	1 Jan.–31 Dec.	5.1	0.0	0.4	5.5
17	Reiner Hoffmann	18 June–31 Dec.	3.0	0.5	0.0	3.5
18	Gerhard Hofmann	1 Jan.–31 Dec.	5.1	1.0	0.0	6.1
19	Bartholomäus Kalb	31 Jan.–31 Dec.	5.1	0.5	0.8	6.4
20	Dr Markus Kerber3)	1 Jan.–31 Dec.	3.0	0.6	0.0	3.6
21	Stefan Körzell	1 July–31 Dec.	2.6	0.5	0.4	3.5
22	Dr h. c. Jürgen Koppelin	1 Jan.–31 Dec.	5.1	0.5	0.6	6.2
23	Dr Gesine Lötzsch	1 Jan.–31 Dec.	5.1	1.1	0.6	6.8
24	Claus Matecki	1 Jan.–30 June	2.6	0.0	0.2	2.8
25	Dr Michael Meister4)	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
26	Dr Gerd Müller	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
27	Dr Ulrich Nussbaum2)	1 Jan.–10 Dec.	5.1	0.6	0.0	5.7
28	Joachim Rukwied	1 Jan.–31 Dec.	5.1	0.5	0.6	6.2
29	Dr Nils Schmid2)	1 Jan.–31 Dec.	5.1	0.5	0.0	5.6
30	Christian Schmidt	17 Feb.–31 Dec.	0.0	0.0	0.0	0.0
31	Andreas Schmitz	1 Jan.–31 Dec.	5.1	2.0	1.0	8.1
32	Carsten Schneider	31 Jan.–31 Dec.	5.1	1.0	0.8	6.9
33	Peter-Jürgen Schneider2)	1 Jan.–31 Dec.	5.1	0.0	0.6	5.7
34	Holger Schwannecke	1 Jan.–31 Dec.	5.1	1.5	0.6	7.2
35	Erwin Sellering2)	1 Jan.–31 Dec.	5.1	0.8	0.0	5.9
36	Dr Markus Söder2)	1 Jan.–31 Dec.	5.1	0.8	0.0	5.9
37	Michael Sommer	1 Jan.–15 May	2.1	0.3	0.0	2.4
38	Dr Frank-Walter Steinmeier	1 Jan.–31 Dec.	0.0	0.0	0.0	0.0
39	Dr Norbert Walter-Borjans2)	1 Jan.–31 Dec.	5.1	0.5	0.0	5.6
40	Dr Martin Wansleben	1 Jan.–31 Dec.	5.1	0.5	0.0	5.6
41	Dr Kai H. Warnecke	1 Jan.–31 Dec.	5.1	0.0	0.0	5.1
Total			148.5	21.3	10.4	180.2

1)	The amounts had not yet been paid out as of the reporting date 31 December 2014.

2)	Amount governed by state law.
3)	Seat in abeyance until 2 June 2014 (inclusive)

4)	No compensation drawn since 16 December 2013.

KfW Financial Information 2015 Consolidated financial statements

There are no pension obligations for members of the Board of Supervisory Directors.

Members of the Board of Supervisory Directors received no compensation in the reporting year for personal services provided.

No direct loans were granted by KfW to members of the Board of Supervisory Directors in the reporting year.

Members of the Board of Supervisory Directors are also covered by a directors and officers liability insurance policy, which insures them against the risks of financial loss associated with their actions in their capacity as Supervisory Directors and by a supplemental legal expenses insurance policy. There is currently no excess here either. KfW’s Supervisory Directors acting in their capacity as such are also protected by a special legal expenses group policy for employees covering criminal action and by a group accident insurance policy.

(83) Related party disclosures

In accordance with IAS 24, KfW Group’s related entities include the consolidated subsidiaries, the non-consolidated subsidiaries, joint ventures, associates and the interests held by the Federal Government.

Natural persons considered related parties in accordance with IAS 24 include the members of the Executive Board and of the Board of Supervisory Directors, the Directors of KfW, the managing directors of all subsidiaries included in the consolidated financial statements, the members of the supervisory boards of certain consolidated subsidiaries and their close family relatives.

KfW is a public-law institution in which the Federal Republic of Germany (Federal Government) holds an 80% stake and the Federal States hold a 20% stake. Any transactions with the Federal Government and the Federal States in the financial year 2015 are covered by the rules and regulations set forth in the KfW Law. This also includes operations in which the Federal Republic of Germany has a state interest and for which the Federal Government has mandated KfW (mandated transactions in accordance with article 2 (4) of the KfW Law). In addition to mandated transactions, the Federal Government also has agency agreements with KfW, which primarily govern the individual promotional programmes.

The business relationships between KfW and natural persons considered related parties are primarily determined by the KfW Bylaws and by applying the principles of the Federal Public Corporate Governance Code. The conditions and prices reflect market conditions or are concluded in accordance with KfW’s general conditions for its loan programmes open to the general public.

KfW Financial Information 2015 Consolidated financial statements

(84) Auditor’s fees

	2015	2014	Change
	EUR in thousands	EUR in thousands	EUR in thousands

Audit	2,788	3,208	–420
Other attestation services	1,761	1,802	–41
Tax advisory services	197	349	–152
Other services	129	2,167	–2,038
Total	4,876	7,525	–2,649

The Other attestation services include, in particular, auditing support for the major projects related to KfW’s modernisation.

(85) Disclosures on unconsolidated structured entities

KfW Group’s unconsolidated structured entities within the meaning of IFRS 12 relate to the following business sectors:

Structured entities in the business sector Capital markets

KfW makes investments in ABS and ABCP transactions to promote the financing of German SMEs and as part of liquidity management. The business sector Capital markets also manages an existing portfolio to which no further acquisitions are added. This portfolio currently consists of securities issued since 2001. As a general rule, KfW’s investments amount to a maximum of 10 % of the volume of an individual transaction. In cases of investments for promotional purposes, the proportion of KfW’s investment may be higher, but generally no more than 50 % of the transaction volume.

As of 31 December 2015, the carrying amount of the positions held totalled EUR 4.2 billion (31 December 2014: EUR 3.4 billion).

Structured entities in the business sector Export and project finance

Tailored leasing/financing concepts are structured via property leasing companies, primarily in the “Aviation and Rail” and “Maritime Industries” sector departments. A separate entity is basically created for each transaction, with KfW Group participating as the lender. In the case of some of these business partners, the sponsoring banks act as managers of trust companies, but in the majority of cases, these business partners are set up as separate legal entities. KfW Group provides loans to these companies, generally together with other credit institutions. KfW also has credit relationships with some structured entities as market participants in the commodities financing business, where KfW Group supports these customers with export pre-financing structures.

As of 31 December 2015, the carrying amount of the positions held totalled EUR 4.2 billion (31 December 2014: EUR 4.3 billion).

KfW Financial Information 2015 Consolidated financial statements

Structured entities in the business sector Promotion of developing and transition countries

In the context of financial cooperation with developing and emerging market countries, KfW invests on behalf of the Federal Ministry for Economic Cooperation and Development (Bundesministerium für wirtschaftliche Zusammenarbeit und Entwicklung) in selected ABS transactions to promote development of the local capital market. KfW currently holds securities issued since 2007. KfW’s investments generally amount to a maximum of 10% of the volume of a transaction.

As a finance and advisory institution, DEG provides support within its development mandate in line with its business activity guidelines. DEG’s mandate is to promote the development of the private sector of a) developing countries, b) central and eastern European countries and New Independent States (NIS), and c) other countries approved by its shareholder (KfW) in agreement with the Federal Government. In certain isolated cases this is undertaken via investments in structured entities in the form of equity investments and loans. In accordance with the applied risk principles, the risk of loss is limited to the volume invested or committed.

As of 31 December 2015, the carrying amount of the positions held totalled EUR 0.2 billion (31 December 2014: EUR 0.3 billion).

The following table shows the carrying amounts of assets relating to unconsolidated structured entities and the maximum possible loss that could result from these exposures.

Maximum risk of loss as of 31 December 2015:

	Loans and advances to customers	Securities and investments	Other assets	Contingent liabilities; irrevocable loan commit- ments
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Carrying amount	4,054	4,243	48	389
Risk and other provisions	23	1	0	1
Max. risk of loss	4,031	4,243	48	389

Maximum risk of loss as of 31 December 2014:

	Loans and advances to customers	Securities and investments	Other assets	Contingent liabilities; irrevocable loan commit- ments
	EUR in millions	EUR in millions	EUR in millions	EUR in millions

Carrying amount	4,108	3,461	77	399
Risk and other provisions	39	0	1	1
Max. risk of loss	4,069	3,460	76	398

KfW Financial Information 2015 Consolidated financial statements

The maximum risk of loss is equal to the nominal amount for credit lines, (financial) guarantees and other liquidity facilities less the provisions for credit risks recognised in the statement of financial position. The maximum risk of loss relating to KfW Group’s investments is their carrying amount (net). The maximum risk of loss does not include effects from KfW Group’s hedging instruments used to reduce the maximum risk of loss.

No support is provided to structured entities in KfW Group beyond the respective financing.

In exceptional cases, KfW Group acts as the sponsor for structured entities in which it holds shares purely on a trust basis on behalf of the Federal Government. The risk of these structured entities lies exclusively with the Federal Government. In such cases, KfW Group is considered as the sponsor of the structured entities because the entities were initiated and/or structured by KfW Group on behalf of the Federal Government.

(86) Disclosures on shareholdings

Subsidiaries included in the consolidated financial statements

Name/registered office	Capital share	Equity (IFRS)
		as of 31 Dec. 2015
	%	EUR in millions
KfW IPEX-Bank GmbH, Frankfurt am Main	100.0	3,820
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne	100.0	2,684
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main	100.0	2,378
KfW Beteiligungsholding GmbH, Bonn	100.0	411
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn	100.0	186
Interkonnektor GmbH, Frankfurt am Main	100.0	14

Interkonnektor GmbH (Nordseekabel-Projekt NordLink) was included in the consolidated financial statements for the first time in the financial year 2015.

Associates included in the consolidated financial statements using the equity method

Name/registered office	Capital share	Equity
		as of 30 Sept. 2015
	%	EUR in millions
Microfinance Enhancement Facility S.A., Luxembourg	19.8	497
Green for Growth Fund, Southeast Europe S.A., Luxembourg	18.3	298
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG, Munich	47.5	149
Name/registered office	Capital share	Equity
		as of 31 Dec. 2015
	%	EUR in millions
DC Nordseekabel GmbH und Co. KG, Bayreuth	50.0	95

KfW Financial Information 2015 Consolidated financial statements

Microfinance Enhancement Facility S.A. (MEF) has been accounted for using the equity method since 2009. MEF, a KfW investment in a refinancing facility for microfinance institutions, is part of the business sector Promotion of developing and transition countries. Details of MEF’s business sectors as well as a summary of financial information can be found on the company’s website (http://www.mef-fund.com/).

Green for Growth Fund, Southeast Europe S.A. (GGF) has been included in the consolidated financial statements using the equity method since 2010. GGF is a fund to promote SME and private household investment in energy efficiency and renewable energy in the Western Balkans and in Turkey. KfW’s investment in GGF is also part of the business sector Promotion of developing and transition countries. Details of GGF’s business sectors as well as a summary of financial information can be found on the company’s website (http://www.ggf.lu).

The business sector Mittelstandsbank (SME Bank) initiated the Eigenkapitalfonds für deutschen Mittelstand (German SME Equity Fund) together with Commerzbank in July 2010, each providing funds of almost EUR 100 million. It is accounted for using the equity method. The fund focuses on small and medium-sized (family) companies with a maximum annual revenue of EUR 500 million. The fund acquires minority interests and provides the company with real equity particularly for the purpose of financing growth.

DC Nordseekabel GmbH und Co. KG (“DC Nordseekabel”) was accounted for using the equity method, as a joint venture of Interkonnektor GmbH (Nordseekabel-Projekt NordLink in the business sector Export and project finance), for the first time in the financial year 2015. The NordLink project is one of the major projects in the European energy sector and comprises an investment volume of around EUR 1.5–2.0 billion. As it will primarily serve as a conduit for renewably sourced energy, the underwater cable will play an important role in the success of Germany’s energy transition. Norwegian state-owned power grid operator Statnett, KfW and the transmission systems operator TenneT, which is responsible for the German territory of the North Sea, concluded a cooperation agreement in February 2015 to construct an underwater cable between Germany and Norway. The NordLink project will be realised by a syndicate, in which Statnett and DC Nordseekabel each hold a 50% stake. KfW – via its subsidiary Interkonnektor GmbH – and TenneT each hold a 50% stake in DC Nordseekabel, which is responsible for construction and obtaining permits in Germany.

Entities not included in the consolidated financial statements

Four subsidiaries, six joint ventures, thirteen associated companies, and fourteen special purpose vehicles (including structured entities) of minor significance to the presentation of the net assets, financial position and results of operations of KfW Group have not been consolidated; instead, they are shown in the statement of financial position under Securities and investments or Loans and advances. These companies account for approximately 0.1% of KfW Group’s total assets.

KfW Financial Information 2015 Consolidated financial statements

List of KfW Group shareholdings as of 31 December 2015

No.	Name	Place	Capital	CC 1)	Exchange rate	Equity in	Net income in
			share		EUR 1.00	TCU2), 3)	TCU2), 3)
			in %		= CU2) as of
					31 Dec. 2015

KfW shareholdings
A. Fully consolidated subsidiaries included in the consolidated financial statements
1	DEG - Deutsche Investitions- und	Cologne,
	Entwicklungsgesellschaft mbH	Germany	100.0	EUR	1.0000	2,271,631	86,495
2	Interkonnektor GmbH	Frankfurt am
		Main, Germany	100.0	EUR	1.0000	12,580	–1,714
3	KfW Beteiligungsholding GmbH	Bonn, Germany	100.0	EUR	1.0000	411,505	15,912
4	KfW IPEX-Beteiligungsholding GmbH	Frankfurt am
		Main, Germany	100.0	EUR	1.0000	1,590,133	4,163
B. Joint ventures not included in the consolidated financial statements
5	Deutsche Energie-Agentur GmbH
	(dena)	Berlin, Germany	26.0	EUR	1.0000	5,781	16
C. Other shareholdings (only capital shares totalling at least 20%)
6	AF Eigenkapitalfonds für deutschen	Munich,
	Mittelstand GmbH & Co. KG	Germany	47.5	EUR	1.0000	90,955	2,233
7	Berliner Energieagentur GmbH	Berlin, Germany	25.0	EUR	1.0000	4,956	411
8	eCapital Technologies Fonds II	Münster,
	GmbH & Co. KG	Germany	24.8	EUR	1.0000	23,907	–496
9	Galaxy S.à.r.l.	Luxembourg,
		Luxembourg	20.0	EUR	1.0000	7,227	–584
10	Mittelstandsfonds Hamburg MHH	Hamburg,
	GmbH & Co. KG	Germany	24.9	EUR	1.0000	1,812	5,174

Shareholdings of KfW IPEX-Bank GmbH

A. Subsidiaries not included in the consolidated financial statements
1	Bussard Air Leasing Ltd.
		Dublin, Ireland	100.0	USD	1.0887	–2,535	–2,535
2	Sperber Rail Holdings Inc.
		Wilmington, USA	100.0	USD	1.0887	2,536	844

B. Joint ventures not included in the consolidated financial statements
3	Canas Leasing Ltd.
		Dublin, Ireland	50.0	USD	1.0887	0	0
4	MDCapital Beteiligungsgesellschaft	Düsseldorf,
	mbH i.L.	Germany	50.0	EUR	1.0000	9	–46

C. Other shareholdings (only capital shares totalling at least 20%)
5	8F Leasing S.A.	Findel,
		Luxembourg	22.2	USD	1.0887	11,589	239

Shareholdings of tbg Technologie-Beteiligungs-Gesellschaft mbH

A. Subsidiaries not included in the consolidated financial statements
1	Strategic European Technologies N.V.	’s-Hertogenbosch,
		The Netherlands	52.0	EUR	1.0000	7,007	2,303

KfW Financial Information 2015 Consolidated financial statements

List of KfW Group shareholdings as of 31 December 2015

No.	Name	Place	Capital	CC1)	Exchange rate	Equity in	Net income in
			share		EUR 1.00	TCU2), 3)	TCU2), 3)
			in %		= CU2) as of
					31 Dec. 2015

Shareholdings of tbg Technologie-Beteiligungs-Gesellschaft mbH
B. Other shareholdings (only capital shares totalling at least 20%)
2	Aurelia Technologie-Fonds I GmbH &	Frankfurt am
	Co. Beteiligungen KG	Main, Germany	24.6	EUR	1.0000	5,043	458
3	BioM VC GmbH & Co. Fonds KG	Munich,
		Germany	22.3	EUR	1.0000	453	–1,701
4	Bremer Unternehmens-	Bremen,
	beteiligungsgesellschaft mbH	Germany	20.0	EUR	1.0000	6,884	266
5	Chromatec GmbH	Greifswald,
		Germany	24.8	EUR	1.0000	32	0
6	CV Cryptovision GmbH	Gelsenkirchen,
		Germany	23.4	EUR	1.0000	2,244	546
7	eCapital New Technologies
	Fond AG & Co. Unternehmens-	Münster,
	beteiligungsgesellschaft KG	Germany	24.8	EUR	1.0000	644	–50
8	Fama Fassaden GmbH	Zottelstedt,
		Germany	24.7	EUR	1.0000	43	–82
9	FIB Fonds für Innovation und Beschäf-
	tigung Rheinland Pfalz UBG mbH	Mainz, Germany	24.0	EUR	1.0000	3,368	1,275
10	i42 Informationsmanagement GmbH	Mannheim,
		Germany	20.9	EUR	1.0000	21	54
11	KTB Technologie Beteiligungs-	Leverkusen,
	gesellschaft mbH & Co. KG	Germany	25.0	EUR	1.0000	2,087	–2,017
12	Medizin Forum AG	Bad Nauheim,
		Germany	24.9	EUR	1.0000	26	1
13	Premium Bodywear AG	Chemnitz,
		Germany	24.0	EUR	1.0000	245	–150
14	Saarlaendische Wagnisfinanzierungs-	Saarbrücken,
	gesellschaft mbH	Germany	20.4	EUR	1.0000	6,311	–384
15	Sachsen LB V. C. GmbH & Co. KG	Leipzig,
		Germany	24.8	EUR	1.0000	1,320	715
16	Sepiatec GmbH	Berlin, Germany	21.9	EUR	1.0000	202	–67
17	SHS Gesellschaft für Beteiligungen	Tübingen,
	mbH & Co. Mittelstand KG	Germany	24.8	EUR	1.0000	4,011	0
18	Technologie Beteiligungsfonds	Munich,
	Bayern GmbH & Co. KG	Germany	25.0	EUR	1.0000	1,628	62
19	Technologie Beteiligungsfonds	Landshut,
	Bayern Verwaltungs-GmbH	Germany	25.0	EUR	1.0000	40	2
20	Tübinger Seed Fonds KG	Tübingen,
		Germany	21.9	EUR	1.0000	632	–2
21	Venture Capital Thüringen
	GmbH & Co. KG	Erfurt, Germany	24.9	EUR	1.0000	4,034	9
22	Wikon Kommunikationstechnik GmbH	Kaiserslautern,
		Germany	20.0	EUR	1.0000	0	269

KfW Financial Information 2015 Consolidated financial statements

List of KfW Group shareholdings as of 31 December 2015

No.	Name	Place	Capital	CC1)	Exchange rate	Equity in	Net income in TCU2), 3)
			share		EUR 1.00	TCU2), 3)
			in %		= CU2) as of
					31 Dec. 2015

Shareholdings of KfW IPEX-Beteiligungsholding GmbH
A. Fully consolidated subsidiaries included in the consolidated financial statements
1	KfW IPEX-Bank GmbH	Frankfurt am
		Main, Germany	100.0	EUR	1.0000	3,474,441	143,540

Shareholdings of KfW Beteiligungsholding GmbH
A. Fully consolidated subsidiaries included in the consolidated financial statements
1	tbg Technologie-Beteiligungs-
	gesellschaft mbH	Bonn, Germany	100.0	EUR	1.0000	178,600	16,004
B. Subsidiaries not included in the consolidated financial statements
2	Finanzierungs- und Beratungs-
	gesellschaft mbH	Berlin, Germany	100.0	EUR	1.0000	13,728	31

Shareholdings of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH
A. Joint ventures not included in the consolidated financial statements
1	PCC-DEG Renewables GmbH	Duisburg,
		Germany	40.0	EUR	1.0000	19,351	415
B. Other shareholdings (only capital shares totalling at least 20%)
2	Aavishkaar Frontier Fund	Ebene, Mauritius	22.2	USD	1.0887	–	–
3	Ace Power Pvt. Ltd.	Colombo,
		Sri Lanka	26.0	LKR	157.0955	3,520,766	476,828
4	Acon Latin American	Washington,
	Opportunities Fund	D. C., USA	40.0	USD	1.0887	64,643	–19,360
5	Acon Latin American	Washington,
	Opportunities Fund IV-A, L. P.	D. C., USA	39.9	USD	1.0887	3,346	–1,618
6	Adobe Social Mezzanine Fund, L. P.	Mexico D. F.,
		Mexico	24.8	USD	1.0887	4,130	–854
7	ADP Enterprises W. L. L.	Manama,
		Bahrain	23.5	EUR	1.0000	185,570	57,170
8	AQ Investments LLC	Miami, USA	28.1	USD	1.0887	22,952	2,177
9	Aqua Agro Fundo de Investimento	São Paulo, Brazil	29.9	BRL	4.3135	–	–
10	Asia Insurance 1950 Company Ltd.	Bangkok,
		Thailand	24.6	THB	39.26025	303,132	64,685
11	Banyan Tree Growth Capital LLC	Port Louis,
		Mauritius	27.0	USD	1.0887	107,337	21,417
12	Benetex Industries Ltd.	Dhaka,
		Bangladesh	28.3	BDT	85.46325	–	–
13	Berkeley Energy Wind Mauritius Ltd.	Ebene, Mauritius	25.8	EUR	1.0000	82,986	4,739
14	Bucharagips AG	Bukhara, Kogon,
		Uzbekistan	25.0	UZS	3,033.85	2,989,259	3,844,192
15	Center-Invest Bank	Rostov-on-Don,
		Russ. Federation	20.7	RUB	80.6736	9,585,477	1,107,056
16	CGFT Capital Pooling GmbH & Co. KG	Berlin, Germany	40.0	EUR	1.0000	12,427	–43
16.1	CGFT Capital Pooling Verwaltungs-
	gesellschaft mbH	Berlin, Germany	40.0	EUR	1.0000	19	–6
16.1.1	CGFT – Credit Guarantee Fund
	Tajikistan	Berlin, Germany	40.0	EUR	1.0000	–247	–809
17	CoreCo Central America Fund I L. P.	Miami, USA	22.0	USD	1.0887	3,848	–9,277

KfW Financial Information 2015 Consolidated financial statements

List of KfW Group shareholdings as of 31 December 2015

No.	Name	Place	Capital	CC1)	Exchange rate	Equity in	Net income in TCU2), 3)
			share		EUR 1.00	TCU2), 3)
			in %		= CU2) as of
					31 Dec. 2015

Shareholdings of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH
B. Other shareholdings (only capital shares totalling at least 20%)
18	Emerald Sri Lanka Fund I Limited	Port Louis,
		Mauritius	23.5	USD	1.0887	–	–
19	Emerging Europe Leasing and	Amsterdam,
	Finance (EELF) B. V.	The Netherlands	25.0	EUR	1.0000	17,140	991
20	EMF NEIF I (A) L. P.	Southampton,
		UK	21.8	USD	1.0887	7,415	951
21	EMX Capital Partners L. P.	Mexico D. F.,
		Mexico	20.1	USD	1.0887	23,332	–6,196
22	Frontier Bangladesh II L. P.	Grand Cayman,
		Cayman Islands	20.0	USD	1.0887	–	–
23	Fundo Mútuo de Investimentos em	São Paulo,
	Empresas Emergentes Stratus Fleet	Brazil	39.7	BRL	4.3135	32,704	3,179
24	Global Credit Rating Company Ltd.	Sandton,
		Johannesburg,
		South Africa	27.0	USD	1.0887	516	2,597
25	Grassland Finance Ltd.	Hong Kong,
		Hong Kong	25.0	HKD	8.4376	476,920	–13,177
26	Grassroots Business Investors Fund	Washington,
	L. P. I	D. C., USA	30.9	USD	1.0887	21,388	–1,505
27	Kendall Court Mezzanine (Asia)
	Bristol Merit Fund L. P.	Cayman Islands	24.4	USD	1.0887	35,579	4,494
28	Kibele Aviva EMF HoldCo. B. V.	Amsterdam,
	(in formation)5)	The Netherlands	22.3	USD	1.0887	–	–
29	Knauf Gips Buchara OOO	Bukhara,
		Uzbekistan	24.9	UZS	3,033.85	97,094,318	23,115,061
30	Knauf Gips Kaptschagai Too	Kapchagay,
		Kazakhstan	40.0	KZT	371.2900	11,405,943	3,759,967
31	Lereko Metier Solafrica Fund I Trust	Johannesburg,
		South Africa	47.5	ZAR	16.95	84,286	–1,435
32	Lereko Metier REIPPP Fund Trust5)	Johannesburg,
		South Africa	26.1	ZAR	16.95	–	–
33	Medisia Investment Holdings Pte. Ltd.5)	Singapore,
		Singapore	32.7	USD	1.0887	–	–
34	Microcredti Financial Institution	Podgorica,
	Kontakt A. D.	Montenegro	28.1	EUR	1.0000	5,109	–600
35	NAVEGAR II (Netherlands) B. V.	Amsterdam,
		The Netherlands	29.2	USD	1.0887	–	–
36	OJSC Tourism Promotion Services	Dushanbe,
		Tajikistan	21.0	TJS	7.28504	10,847	–36,549
37	Orilus Investment Holdings Pte. Ltd	Singapore,
		Singapore	33.0	USD	1.0887	47,731	6,910
38	Portland Caribbean Fund II, L. P.	George Town,
		Cayman Islands	21.0	USD	1.0887	8,852	–1,260
39	Russia Partners Technology Fund L. P.	New York, USA	21.6	USD	1.0887	80,765	2,262
40	SAE Towers, L. P4)	Washington,
		D. C., USA	26.9	USD	1.0887	–	–

KfW Financial Information 2015 Consolidated financial statements

List of KfW Group shareholdings as of 31 December 2015

No.	Name	Place	Capital	CC1)	Exchange rate	Equity in	Net income in
			share		EUR 1.00	TCU2), 3)	TCU2), 3)
			in %		= CU2) as of
					31 Dec. 2015

Shareholdings of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH
B. Other shareholdings (only capital shares totalling at least 20%)
41	Takura II Feeder Fund Partnership	Cape Town,
		South Africa	25.0	USD	1.0887	10,028	–1,009
42	The Kibofund II LLC	Ebene, Mauritius	25.0	USD	1.0887	272	–936
43	The SEAF Central and Eastern	Washington,
	Europe Growth Fund	D.C., USA	23.9	USD	1.0887	6,087	–766
44	Tirana Airport Partners SHPK	Rinas, Albania	31.7	EUR	1.0000	26,875	8,439
45	Tolstoi Investimentos S. A.	São Paulo, Brazil	31.1	BRL	4.3135	–	–
46	TOO Isi Gips Inder	Inderskiy Rayon,
		Kazakhstan	40.0	KZT	371.2900	1,500,261	142,292
47	Tourism Promotion Services Ltd.	Kigali, Rwanda	26.7	RWF	812.43	11,795,808	1,210,681
48	Windprojektentwicklung Thailand4)	Bangkok,
		Thailand	33.3	THB	39.26025	–	–
49	Worldwide Group Inc.	Charlestown,
		Saint Kitts
		and Nevis	32.3	USD	1.0887	18,998	578
50	WPD Energy Vietnam Company Ltd.	Hanoi, Vietnam	30.0	VND	24.48729	530,831	4,857,034
51	Zhejiang Wanfeng
	MotorcycleWheel Co. Ltd.	Xinchang, China	25.0	CNY	7.0608	846,620	185,191

Shareholdings of Interkonnektor GmbH
A. Joint ventures included in the consolidated financial statements
1	DC Nordseekabel GmbH & Co. KG	Bayreuth,
		Germany	50.0	EUR	1.0000	95,419	6,016
B. Joint ventures not included in the consolidated financial statements
2	DC Nordseekabel Beteiligungs GmbH	Bayreuth,
		Germany	50.0	EUR	1.0000	50	2
3	DC Nordseekabel Management	Bayreuth,
	GmbH	Germany	50.0	EUR	1.0000	100	2

1)	ISO currency code
2)	CU – Currency units in local currency, TCU = Thousand Currency Units in local currency
3)	Financial statements prepared in accordance with local accounting standards.
4)	The company is in liquidation. No annual financial statements have been prepared.
5)	The company is in the start-up phase, no annual financial statements have been prepared yet.

The data is based on the most recent annual financial statements available from the associated company (where accessible).

KfW Financial Information 2015 Consolidated financial statements

 Attestation

Auditor’s report

We have audited the consolidated financial statements prepared by KfW, Frankfurt am Main, comprising the consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, consolidated statement of cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2015. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch “German Commercial Code”] and supplementary provisions of the Law concerning KfW (KfW Law) are the responsibility of KfW’s Executive Board. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary provisions of the KfW Law and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, 15 March 2016

KPMG AG

Wirtschaftsprüfungsgesellschaft

Mock	Wiechens
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)